ElderTrust

ANNUAL REPORT



2001

Company Profile

ElderTrust is a self-managed real estate investment trust (REIT) which provides real estate financing services to the healthcare and senior housing industries. ElderTrust investment properties include assisted and independent living facilities, skilled nursing facilities and medical office buildings. As of December 31, 2001, the Company had approximately $333 million of direct and indirect investments in 32 healthcare related facilities in six states. ElderTrust is headquartered in Kennett Square, Pennsylvania.

ElderTrust operates in accordance with federal tax laws and regulations governing real estate investment trusts. As such, the Company is required to distribute at least 90% of its net taxable income, excluding any net capital gain, to its shareholders. ElderTrust's common shares of beneficial interest trade on the New York Stock Exchange under the symbol "ETT."

Financial Highlights

	2001	2000	1999
Total Revenues	$ 25,630	$ 26,584	$ 28,141
Operating Expenses[1]	4,619	14,016	6,536
Earnings Before Interest, Depreciation, Impairment of Assets, and Extraordinary Items	21,011	12,568	21,605
Impairment of Assets	450	5,306	—
Earnings Before Interest, Depreciation and Extraordinary Items	20,561	7,262	21,605
Depreciation	5,678	5,850	5,788
Earnings Before Interest and Extraordinary Items	14,883	1,412	15,817
Interest Expense	11,728	14,007	13,136
Net Income (Loss) Before Equity in Losses of Unconsolidated Entities, Minority Interest, and Extraordinary Items	3,155	(12,595)	2,681
Equity in Losses of Unconsolidated Entities	(2,590)	(10,266)	(2,482)
Minority Interest	(41)	1,531	(19)
Net Income (Loss) Before Extraordinary Items	524	(21,330)	180
Extraordinary Items, Net of Minority Interest	—	—	(1,210)
Net Income (Loss)	524	(21,330)	(1,030)
Weighted Average Basic Shares Outstanding	7,184	7,119	7,198
Weighted Average Diluted Shares Outstanding	7,442	7,119	7,198
Cash and Cash Equivalents	$ 2,676	$ 3,105	$ 3,605
Real Estate Properties, Net of Accumulated Depreciation	166,660	149,804	171,681
Real Estate Loans Receivable		41,559	48,646
Total Assets	205,555	237,687	266,482
Bank Credit Facility	7,174	38,720	39,670
Mortgage and Bonds Payable	106,773	107,932	109,005
Shareholders' Equity	80,998	80,099	103,440

(1) 1999 data includes $2,800 of separation agreement expenses.
2000 data includes $9,265 of bad debt expense.
2001 data includes $116 of bad debt expense.

Michael R. Walker
Chairman



D. Lee McCreary, Jr.
President, Chief Executive Officer and Chief Financial Officer

2001 ShareholderLetter

To our Shareholders:

228%. That was ElderTrust's total return for 2001. That was also the highest total return for any real estate investment trust (REIT) for the year. **$7.2 million.** That is the balance of our Bank Credit Facility at December 31, 2001, a $31.5 million reduction since December 31, 2000. We have made significant progress and *that* is a very satisfying feeling.

Looking back our story has been exciting. When Lee McCreary became Chief Executive Officer in July 1999, we faced a very difficult environment. Genesis Health Ventures, Inc., our principal tenant, was in financial decline. The debt markets were closed to us yet we had $100 million in debt due within one year. While 2000 presented many challenges, most notably the Genesis bankruptcy filing, 2001 was a year of progress. In January 2001 we restructured our agreements with Genesis. During the fourth quarter of 2001 we collected $22.5 million on mortgage notes receivable and reduced our Bank Credit Facility to $7.2 million. Most notably, however, Genesis emerged from bankruptcy in October 2001. As our financial condition improved, so did our share price.

Although it is highly unlikely that we can again deliver a 228% total return, we do believe that the Company is finally in a position to change its focus from fixing the past to creating its future. Today our focus is on debt reduction, dividend policy and, finally, diversifying our tenant base. 228% is a fantastic number, but a return to normalcy will be very welcome indeed.

As stated previously, we restructured our agreements with Genesis in January 2001. Under the more significant aspects of the restructuring Genesis assumed all but two existing leases and lease payments on the remaining properties were reduced by $745,000 per year. Loans due between the entities were offset by a dollar-for-dollar reduction in amounts owed the other party. In addition, we agreed to extend the maturity dates on three remaining loans owed to us by Genesis and to eliminate the related sale/leaseback requirements. Finally, we acquired the assets secured by three additional mortgage loans in exchange for the balance outstanding under those loans. These agreements were a very positive conclusion to an equally complex situation.

HighLights

June 22, 2000: Genesis & Multicare file for Chapter 11 bankruptcy

August 4, 2000: ElderTrust announces suspension of Shareholder distributions

September 22, 2000: ElderTrust announces Company has fallen below NYSE continued listing criteria

Stock Price Appreciation
(In Dollars)



LOW
HIGH
2.63
3.74
3.52
5.08
5.05
7.40
6.96
8.70
Q1
Q2
Q3
Q4
2001

During the year we significantly reduced the balance outstanding on our Bank Credit Facility. We did this by directing 100% of our operating cash flow and the proceeds received from loans receivable collections against the balance outstanding. We believe this loan will have a balance remaining when it matures in August 2002. Our plan to stabilize our capital structure for the long term will address this balance and will be a major focus in 2002. Today that plan includes a near-term cash flow retention program that strengthens the balance sheet. We strongly believe that reinvesting in the Company today will create rewards for our shareholders for years to come.

Funds from operations (FFO) were $10.6 million in 2001 compared to that of ($6.6) million in 2000. The most significant differences in reported FFO between 2001 and 2000 result from the Genesis bankruptcy situation. Bankruptcy related legal expenses and impairment losses on loans and fixed assets had a detrimental effect on 2000 FFO. Lower interest costs incurred as a result of the Bank Credit Facility amortization and lower interest rates positively impacted 2001 FFO.

In addition, net income for 2001 was $0.5 million compared to net loss of ($21.3) million for 2000.

The downward trend experienced by the long-term care industry appears to have slowed as evidenced by several significant operators emerging from bankruptcy. Healthcare REITs have reflected this improvement and as a group provided the

ReStructuring

December 7, 2000: ElderTrust announces continued listing by NYSE; NYSE will re-evaluate in January 2001

November 22, 2000: ElderTrust reaches agreements with Genesis & Multicare, subject to court approval

January 4, 2001: Genesis and Multicare receive approval from US Bankruptcy Court of agreements with ElderTrust



Building A Strong Foundation

highest total return of the various REIT categories. Our share price, which closed on December 29, 2000 at $2.50, rose to $8.20 at December 31, 2001 and provided a 228% total return to shareholders. This share price recovery allowed the New York Stock Exchange (NYSE) to notify the Company that its listing was no longer in jeopardy.

The weakening of the overall economy during the past year has impacted the debt capital markets. One-month LIBOR, the benchmark for our floating rate debt, fell from approximately 6.5% for 2000 to approximately 4.2% for 2001 and 1.75% as of January 18, 2002. A weaker economy also reduces tax revenues and impairs the government's ability to pay operators. In addition, the current federal Medicare reimbursement rate schedule will expire in September 2002 and reinstatement at current levels is not assured. This uncertainty further constrains the debt markets and may impact our refinancing any remaining balance due on our Bank Credit Facility when it matures in August 2002.

2001 was a year of tremendous achievement. We successfully overcame significant hurdles posed by the Genesis bankruptcy filing, loan maturities and potential delisting by the NYSE. Restructuring our transactions with Genesis and their emergence from bankruptcy, significantly reducing the Bank Credit Facility and interest rate declines have all helped to improve our financial condition. Looking ahead, we hope to continue our progress toward a much brighter future for our Company and our shareholders.

Michael R. Walker
Chairman

D. Lee McCreary, Jr.
President and Chief Executive Officer

January 16, 2001: ElderTrust announces NYSE prepared to continue ElderTrust's listing; ElderTrust will be monitored for up to 18 months

January 31, 2001: ElderTrust completes reorganization transactions with Genesis & Multicare

June 5, 2001: Genesis & Multicare file joint plan of reorganization with US Bankruptcy Court

Direct Real Estate Investments

(As of December 31, 2001)


8%
2%
48%
ASSISTED LIVING
MEDICAL OFFICE BUILDING
SKILLED NURSING
INDEPENDENT LIVING

Investment Ratio Breakdown

(As of December 31, 2001)


11%
89%
FEE OWNERSHIP
INVESTMENTS



Locations&Properties

(As of December 31, 2001)

Assisted Living	Beds/Units	
Pennsylvania	571	
Massachusetts	338	(90)*
Total	909	(90)
Independent Living	Beds/Units	
New Hampshire	72	
Massachusetts	0	(100)
Total	72	(100)
Skilled Nursing	Beds**	
Pennsylvania	1,004	
New Jersey	247	(423)
Maryland	0	(753)
Florida	0	(1,219)
Total	1,251	(2,395)
Office Buildings	Square Footage	
Pennsylvania	105,678	
Maryland	10,961	
New Jersey	4,100	
Total	120,739	

**Number in parentheses indicate beds or units in unconsolidated investments.*
***Certain Skilled Nursing Facilities include some Assisted Living beds*

ReBuilding

October 2, 2001: Genesis & Multicare complete their reorganization and emerge from bankruptcy;

October 10, 2001: ElderTrust announces $10.2 million loan repayment; Proceeds applied against Bank Credit Facility

September 13, 2001: US Bankruptcy Court issues opinion approving joint plan of reorganization by Genesis & Multicare, subject to certain modifications; and ElderTrust announces removal from NYSE watch list

December 21, 2001: ElderTrust announces receipt of $12.2 million loan repayment; Proceeds applied against Bank Credit Facility

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the year ended December 31, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ____ to ___

Commission File No. 001-13807

ElderTrust
(Exact name of registrant as specified in its charter)

Maryland	**23-2932973**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

101 East State Street, Suite 100, Kennett Square PA 19348
(Address of principal executive offices) (Zip Code)

(610) 925-4200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of each exchange on which registered
Common shares of beneficial interest $.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment of this Form 10-K. [ ]

The aggregate market value of voting shares held by non-affiliates of the Registrant on February 27, 2002 was $51,577,412 based on the reported closing sales price of such shares on the New York Stock Exchange for that date. As of February 27, 2002, there were 7,336,331 total common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for the annual shareholders' meeting to be held on May 23, 2002 are incorporated by reference into Part III of this Form 10-K.

ELDERTRUST
2001 FORM 10-K ANNUAL REPORT

TABLE OF CONTENTS

Cautionary Statements Regarding Forward-Looking Statements

This Form 10-K contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934 with respect to results of operations and businesses of ElderTrust and its consolidated subsidiaries (collectively, "ElderTrust" or the "Company"). All statements, other than statements of historical facts, included in this Form 10-K, are forward-looking statements within the meaning of the Securities Act and the Exchange Act. In general, these statements are identified by the use of forward-looking words or phrases, including "intended," "will," "should," "could," "may," "continues," "continued," "estimate," "estimated," "expects," "expected," "believes," "anticipates," and "anticipated" or the negative or variations thereof or similar terminology. Because forward-looking statements involve risks and uncertainties, the Company's actual results could differ materially from those expressed or implied by these forward-looking statements.

The statements set forth under the caption "Business - Risk Factors" and elsewhere in this Form 10-K, including statements contained in "Business" concerning the Company's Credit Facility, the ability of Genesis Health Ventures, Inc., the Company's principal tenant, and entities in which it has made equity investments to continue to make lease payments to the Company and its equity investees, the timing of a possible resumption of quarterly distributions to the Company's shareholders, government regulation and the impact of Medicare and Medicaid reimbursement programs on the Company's lessees and borrowers, certain statements contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations" concerning the Company's ability to meet its liquidity needs and other statements contained herein regarding matters that are not historical facts identify important factors with respect to these forward-looking statements that could cause actual results to differ materially from those in these forward-looking statements. These forward-looking statements represent the Company's judgment as of the date of this Form 10-K. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. All subsequent written and oral forward-looking statements attributable to the Company are expressly qualified in their entirety by the cautionary statements. The Company disclaims, however, any intent or obligation to update its forward-looking statements.

PART I

ITEM 1. BUSINESS

General

The Company is a self-managed and self-administered real estate investment trust ("REIT") that invests principally in senior housing and other healthcare facilities, primarily skilled nursing facilities, assisted and independent living facilities (or "senior living centers") and medical office and other buildings. The Company was formed in the

State of Maryland on September 23, 1997 and began operations upon the completion of its initial public offering on January 30, 1998 (the "Offering"), pursuant to which it issued 6,957,500 common shares. Net proceeds to ElderTrust of approximately $114.2 million from the Offering were contributed to a 94% owned subsidiary, ElderTrust Operating Limited Partnership (the "Operating Partnership"), the Company's operating partnership subsidiary. The Operating Partnership principally used the proceeds to fund the initial property acquisitions and other investments. The Company is the sole general partner of the Operating Partnership and conducts all of its operations through the Operating Partnership. At December 31, 2001, the Company owned a 94.9% interest in the Operating Partnership.

The Company had no real estate investments prior to January 30, 1998. The Company's consolidated assets consist primarily of the assets of the Operating Partnership and its consolidated subsidiaries. At December 31, 2001, the Company's consolidated assets primarily consisted of a diversified portfolio of 23 healthcare properties aggregating $166.7 million. The portfolio consists of ten assisted living facilities, eight skilled nursing facilities, one independent living facility and four medical office and other buildings, which are leased back to the prior owners or other third parties. Skilled nursing facilities and senior living centers comprised approximately 92% of the Company's consolidated assets at December 31, 2001.

Additionally, at December 31, 2001 the Company had investments in and advances to unconsolidated entities totaling $24.0 million, which it accounts for under the equity method of accounting (the Company's "Equity Investees"). These investments consisted of:

- a 95% nonvoting equity interest in an entity which owns a $7.8 million second mortgage note and other notes receivable aggregating $4.1 million due from the Company and it's Equity Investees;

- a 99% limited partnership interest in an entity which holds leasehold and purchase option rights for seven skilled nursing facilities; and

- a 99% non-managing member interest in two entities which each hold an assisted living facility.

Genesis Health Ventures, Inc. ("Genesis") was a co-registrant in the Company's Offering. Michael R. Walker, Chairman of the Board of the Company, is Chairman of the Board and Chief Executive Officer of Genesis. Approximately 71% of the Company's consolidated assets at December 31, 2001 consisted of real estate properties leased to or managed by Genesis or entities in which Genesis accounts for its investment using the equity method of accounting ("Genesis Equity Investees"). Revenues recorded by the Company in connection with these leases aggregated $14.8 million in 2001. In addition, the Company's Equity Investees have also leased properties to Genesis or Genesis Equity Investees. As a result of these relationships, the Company's revenues and ability to meet its obligations depends, in significant part, upon the ability of Genesis and Genesis Equity Investees to meet their lease obligations. Any failure of these entities to continue their operations and/or to continue to make lease payments to the Company could have a significant adverse impact on the Company's operations and cash flows due to the significant portion of our properties leased to such entities.

In addition to the facilities leased or managed by Genesis or Genesis Equity Investees, during 2001, the Company had loans outstanding to Genesis totaling approximately $12.2 million. These loans were repaid by Genesis in December 2001. The proceeds from these loan repayments were used to reduce the balance outstanding under the Company's Credit Facility with Deutsche Bank (the "Credit Facility"). See "Credit Facility; Mortgage Defaults". Interest income recorded by the Company during 2001 on all the loans repaid by Genesis in December 2001 totaled $1.3 million.

Genesis and Multicare Chapter 11 Bankruptcy Filings; Lease and Loan Restructurings; Genesis and Multicare Emergence from Bankruptcy

On June 22, 2000, Genesis and The Multicare Companies, Inc., formerly a 43.6% owned non-consolidated subsidiary of Genesis and a borrower of the Company, filed for protection under Chapter 11 of the United States Bankruptcy Code. During 2000, the Company, Genesis and Multicare and Genesis and Multicare's major creditors negotiated agreements to restructure their debt and lease obligations with the Company. The agreements were approved by the U.S. Bankruptcy Court on January 4, 2001 and were consummated on January 31, 2001.

Under the more significant terms of the agreement with Genesis:

(1) Twenty-one of the then existing twenty-three lease agreements between Genesis subsidiaries and ElderTrust continued in effect in accordance with their terms, except as provided below:

- Two leases were modified to reduce combined rents for the properties by $745,000 per year;
- One lease was modified to create an early termination right commencing on December 31, 2002; and
- One lease was modified to permit the Company to terminate the lease during 2001 without penalty if the current tenant is unable to achieve occupancy targets specified by loan documents secured by property. The lease remains in effect at December 31, 2001.

(2) Two leases (Windsor Office Building and Windsor Clinic/Training facility) were terminated when the two properties subject to the leases were sold to Genesis for $1.25 million; such amount being paid through an increase in the notes receivable described in (4) below;

(3) An $8.5 million loan previously guaranteed by the Company and owed to Genesis by ET Sub-Meridian Limited Partnership, L.L.P. (ET Sub-Meridian), an unconsolidated subsidiary of the Company, was conveyed to the Company in a manner to effect an $8.5 million reduction in amounts owed to the Company by Genesis;

(4) The maturity date for three loans (Oaks, Coquina and Mifflin) made by the Company to Genesis and affiliated entities with unpaid principal balances totaling approximately $7.5 million at June 30, 2000 (after taking into account the aforementioned $1.25 million increase and $8.5 million reduction) were extended to June 30, 2002 at the rates in effect prior to the Genesis bankruptcy filing (These loans were repaid by Genesis in December 2001). In addition, the asset transfer agreements were terminated; and

(5) The maturity date and interest rate for one loan (Harbor Place) with a principal balance of approximately $4.8 million made by the Company to an entity in which Genesis owns a 100% limited partner interest was extended to May 31, 2002 at a 10% interest rate, an increase of 0.5% (This loan was repaid by Genesis in December 2001).

Under the terms of the agreement with Multicare, the Company acquired three properties secured by three loans (Lehigh, Berkshire and Sanatoga) with outstanding principal amounts totaling approximately $19.5 million, and having a net book value of $12.5 million, at December 31, 2000, in exchange for the outstanding indebtedness. These properties were then leased back to Multicare under long-term operating lease agreements. The Company had no other transactions with this entity.

On September 12, 2001, Genesis announced that the U.S. Bankruptcy Court had approved the Genesis and Multicare joint plan of reorganization, subject to certain minor modifications. On October 2, 2001, Genesis announced that it, along with Multicare, had successfully completed their reorganization and had emerged from bankruptcy. Genesis also announced that upon the acceptance of the reorganization plan Multicare became a wholly owned subsidiary of Genesis.

Credit Facility; Mortgage Defaults

Credit Facility

The Company has a line of credit agreement with Deutsche Bank. Effective January 31, 2001, the Credit Facility was extended to August 31, 2002 ("Fourth Amendment") and the covenants amended to, in part, cure the then existing covenant violations. The Credit Facility contains various financial and other covenants, including, but not limited to, minimum net asset value, minimum tangible net worth, a total leverage ratio and minimum interest coverage ratio. The Company was in compliance with these requirements at December 31, 2001.

In connection with the Fourth Amendment, the Credit Facility (a) prohibited the Company from further borrowings under the facility, (b) required monthly principal payments equal to the cash flow generated by the Company for the month, not to be less than $450,000 a month and (c) prevented the Company from paying distributions in excess of 110% of the amount required to maintain REIT status.

In connection with the Fourth Amendment, the Company issued warrants to the lender to purchase 118,750 common shares at $1.70 per share. These warrants expire December 31, 2005.

The amounts outstanding under the Credit Facility bear interest at a floating rate equal to 3.25% over one-month LIBOR and a previously required monthly facility fee has been eliminated. The effective interest rate on borrowings outstanding under the Credit Facility at December 31, 2001 was 5.44%. At December 31, 2001, the Company had $7.2 million outstanding under the Credit Facility. At December 31, 2001, the Credit Facility was secured by properties with a cost of approximately $41.4 million. Substantially all of the Company's other assets at December 31, 2001 secure other outstanding indebtedness of the Company.

The Credit Facility matures on August 31, 2002. Based on the anticipated monthly payments the Company estimates that there will be a balance due at maturity of approximately $3.0 million. Based on the significant reduction in the Credit Facility outstanding balance during 2001 and the Company's payment history, the Company believes that it will be successful in negotiating a further extension of the Credit Facility that will enable it to pay-off all amounts outstanding under the Credit Facility within a reasonable period of time. However, if the Company is unable to pay-off or obtain replacement financing by August 31, 2002, or is unable to negotiate a further extension of the current Credit Facility at that time, or for any other reason the Company were to be in default under the Credit Facility prior to its maturity, Deutsche Bank could exercise its right to foreclose on the collateral securing the Credit Facility, which could have an adverse affect on the Company's financial condition and results of operations.

The terms of the Credit Facility extension reduced the Company's cash flows and imposed limits on its ability to make distributions to its shareholders. Future increases in interest rates, as well as any defaults by tenants on their leases, could adversely affect the Company's cash flow and its ability to pay its obligations.

Mortgage Defaults

At December 31, 2000, as a result of failing to meet certain financial covenants, the Company was in default on two bonds totaling approximately $20.0 million which are guaranteed by the Company and secured by mortgages on the Highgate and Woodbridge facilities. Under amendments to the guaranty and bond documents executed on January 31, 2001, the Company is no longer in default of these covenants. Certain other technical defaults, including informational and company certificates, have been resolved by an amendment to the bond documents executed as of February 1, 2002.

The Company continues to be in default on loans totaling $25.6 million, which are secured by mortgages on the Riverview Ridge, Lopatcong, Pleasant View and Heritage Andover facilities, as a result of its failure to meet certain property information reporting requirements and Genesis having filed for bankruptcy protection. There can be no assurance that the Company will be able to cure these defaults. Based, in part, on the Company's favorable payment history, the Company does not believe that the lender will take any action in connection with these defaults.

Suspension of Quarterly Cash Distributions to Shareholders

Effective for the quarter ended September 30, 2000, the Company suspended the payment of cash distributions to its shareholders. Effective January 31, 2001, the Company is precluded under its Credit Facility from paying distributions to its shareholders in excess of 110% of the amount required to be distributed to maintain its REIT status for federal income tax purposes. To qualify as a REIT, the Company must distribute with respect to each year at least 90% of its taxable income, excluding any net capital gain, to its shareholders. If the Company is unable to make any required shareholder distributions, then the Company may be unable to qualify as a REIT and be subject to federal income taxes.

During 2000, the Company recorded significant bad debt expenses due to the bankruptcy filing by Genesis, related to loans and properties under lease and, as a result, recognized a net loss for financial reporting purposes. For federal income tax purposes, these losses totaling approximately $13.5 million will be recorded in 2001 as required under applicable income tax rules. When recognized for federal income tax purposes, these losses will reduce the amount otherwise required by the Company to be distributed to meet REIT requirements. See "Item 8. Financial Statements and Supplementary Data - Note 12" for additional information.

Based on the amount of these losses, the Company does not believe it would have to make any distributions to its shareholders until at least December 2002 for REIT qualification purposes. Distributions by the Company are at the discretion of its board of trustees. The Company currently anticipates that it will address its distribution policy during the latter part of 2002. Such policy will depend upon various factors, including the minimum distribution required under federal tax law to maintain REIT status, the Company's cash available for distribution, limitations or restrictions under various debt covenants and other cash uses deemed appropriate by the Company.

New York Stock Exchange Listing

On August 8, 2000, the Company was notified by the New York Stock Exchange ("NYSE") that it had fallen below the continued listing criteria relating to total market capitalization and minimum share value. Under the NYSE rules, the Company submitted a plan demonstrating that it could attain the continued listing criteria within 18 months. During the third quarter of 2001 the Company was notified by the New York Stock Exchange that, based on then recent trading prices of the Company's common shares, the Company had met the NYSE's continued listing standards and, therefore, the NYSE was removing the Company from its "Watch List." In accordance with the NYSE rules, the Company will be subject to a 12-month follow-up period during which the Company will be reviewed to ensure that it does not again fall below any of the NYSE's continued listing standards.

Investments

Investment Policies

At December 31, 2001, the Company's investments consisted primarily of senior housing and other healthcare facilities leased to operators under long-term operating leases. In prior periods, the Company's investments also included term and construction loans. As of December 31, 2001 all such loans have been repaid.

Operating leases are normally secured by the underlying real estate, guarantees and/or cash deposits. As of December 31, 2001, cash deposits aggregating approximately $3.3 million were held by the Company as security for operating leases. In addition, the leases are generally cross-defaulted with any other leases or other agreements between the operator or any affiliate of the operator and the Company, which were entered into at the time the leases were executed. The Company's operating leases include fixed and minimum rent leases, which normally include annual rate increases, and percentage rent leases. Percentage rent leases generally require rents based upon a fixed percentage of facility revenues throughout the lease term. See "Business - Investments - Properties - Operating Leases."

There are no limitations on the amount or percentage of the Company's total assets that may be invested in any one property. Additionally, no limits have been set on the concentration of investments in any one location, operator or facility type.

The board of trustees may change the investment policies and activities of the Company at any time without a vote of shareholders. There can be no assurance that the Company's investment objectives will be realized. See "Business - Risk Factors."

Investment Portfolio

The Company's consolidated investments in real estate properties at December 31, 2001 are reflected in the following table:

Type of Facility	Investments (1)	Percentage of Portfolio	Number of Facilities	Number of Beds (2)	Investment per Bed (3)	Number of Operators (4)	Number of States (5)
	(dollars in thousands)						
Assisted Living Facilities	$ 96,154	49.2%	10	894	$ 108	2	2
Independent Living Facilities	4,178	2.1	1	72	58	1	1
Skilled Nursing Facilities	80,236	41.0	8	1,259	64	3	2
Medical Office and Other Buildings	15,054	7.7	4	-	-	3	3
Total Properties	$195,622	100.0%	23	2,225			

1. Includes investments in real estate properties aggregating $186.4 million, before reductions for accumulated depreciation, and credit enhancements on several owned properties which aggregated $9.2 million.

2. Based upon the number of private and semi-private beds/units currently in service.

3. Investment per Bed was computed by using the respective facility investment amount divided by number of beds/units currently in service for each respective facility.

4. Genesis or Genesis Equity Investees managed 19 of the properties under management agreements with the tenants. See "Transactions with Genesis" and "Item 2 - Properties."

5. The Company has investments in properties located in five states, occupied by six different tenants not including the medical office building tenants.

Properties

Assisted Living Facilities

Assisted living facilities provide services to aid in activities of daily living, such as bathing, meals, security, transportation, recreation, medication supervision and limited therapeutic programs. More intensive medical needs of the resident are often met within assisted living facilities by home health providers, close coordination with the resident's physician and skilled nursing facilities.

Independent Living Facilities

Independent living facilities offer specially designed residential units for active and ambulatory elderly residents and provide various ancillary services. These facilities offer residents an opportunity for an independent lifestyle with a range of social and health services.

Skilled Nursing Facilities

Skilled nursing facilities provide inpatient skilled nursing and custodial services as well as rehabilitative, restorative and transitional medical services. In some instances, nursing facilities supplement hospital care by providing specialized care for medically complex patients whose conditions require intense medical and therapeutic services, but who are medically stable enough to have these services provided in facilities that are less expensive than acute care hospitals.

Medical Office and Other Buildings

The medical office and other buildings provide office space primarily to practicing physicians and other healthcare professionals, principally in connection with services rendered by these physicians at an adjacent acute care or long-term facility.

Operating Leases

Each of the Company's skilled nursing and senior housing facilities, which includes the land (if owned), buildings, improvements and related rights, is leased to an operator pursuant to a long-term lease. These leases generally have fixed terms of 5 to 12 years and contain one or more five to ten-year renewal options. Some of these leases provide for rents based on a specified percentage of facility operating revenues with no required minimum rent ("percentage rent leases"). Other leases provide for base rent, increasing each year by the lesser of 5% of the increase in facility revenues for the immediately preceding year or one-half of the percentage increase in the Consumer Price Index for the immediately preceding year ("minimum rent leases"). Both types of leases are triple net leases that require the lessees to pay all operating expenses, taxes, insurance, maintenance and other costs, including a portion of capitalized expenditures. The base rents for the renewal periods are generally fixed rents set at a spread above the Treasury yield for the corresponding period. The remaining leases ("fixed rent leases") are with tenants in the medical office and other buildings and provide for specified annual rents, subject to annual increases in some of the leases. Generally, these leases are for a five-year period.

The net consolidated carrying value of the Company's leased properties aggregated $166.7 million at December 31, 2001, excluding credit enhancements aggregating $9.2 million on various properties. Credit enhancements consisted of $5.4 million in bond and operating reserve funds required in connection with outstanding debt issues on three facilities, security deposits of $3.3 million on various facilities and mortgage escrow accounts of $0.5 million.

Term and Construction Loans

Term Loans

At December 31, 2001, the Company did not have any outstanding investments in term loans. On December 21, 2001, the Company received approximately $8.7 million in full payment of, the outstanding term loan receivables. These term loans were first mortgage loans and the borrower under each of these loans was Genesis or a Genesis Equity Investee. The proceeds from the repayment of the above mentioned loans were used to pay down the Company's bank Credit Facility. See "Real Estate Loans Receivable".

Construction Loans

At December 31, 2001, the Company did not have any outstanding investments in construction loans. On October 10, 2001, the Company received approximately $10.1 million in full payment of the Montchanin construction loan receivable, including accrued interest, from an unrelated third party. In addition, on December 21, 2001, the Company received approximately $3.5 million in full payment of a construction loan receivable from Genesis. The proceeds from the repayment of the above mentioned loans were used to pay down the Company's bank Credit Facility. See "Real Estate Loans Receivable".

As of December 31, 2001, the Company has no obligation, nor intention, to provide additional construction or term funding.

Equity Investees

The Company's Equity Investees represent entities in which the controlling interest is owned by Mr. D. Lee McCreary, the Company's President, Chief Executive Officer and Chief Financial Officer. As a result, the Company records its investments in, and results of operations from, these entities using the equity method of accounting in its consolidated financial statements included in this Form 10-K.

ET Capital Corp.

The Company has (a) a nonvoting 95% equity interest in and (b) $3.1 million in loans to ET Capital Corp. ("ET Capital"), net of a bad debt allowance of $5.9 million. The voting 5% equity interest in ET Capital is owned by Mr. McCreary.

As of December 31, 2001, ET Capital owned a $7.8 million second trust mortgage note executed by The AGE Institute of Florida ("AGE"), which ET Capital acquired in two separate transactions from Genesis during 1998. This note matures on September 30, 2008 with payments of interest only, at a fixed annual rate of 13% due quarterly until the note is paid in full. During 2000, the borrower ceased making interest payments to ET

Capital and in November 2000, ET Capital notified the borrower that it was in default of the $7.8 million second trust mortgage loan held by ET Capital.

Management of ET Capital has determined, based on the decrease in the underlying cash flows generated by the properties securing the note, that the value of the underlying collateral may not be sufficient to satisfy the borrower's obligation under the note. As a result, a bad debt allowance of $7.8 million was recorded by ET Capital during the year ended December 31, 2000.

In addition, ET Capital has notes receivable aggregating $3.2 million and $0.9 million at December 31, 2001 from two of the Company's Equity Investees and one of the Company's consolidated subsidiaries, respectively. These loans mature at various dates from April 2008 to December 2011 and bear interest at 14%, with interest and principal payable monthly. ET Capital recorded $0.5 million and $0.1 million, respectively in interest income for the year ended December 31, 2001 related to the above mentioned notes.

At December 31, 2001, ET Capital's long-term debt includes two demand promissory notes payable to the Company aggregating $5.9 million, which were used to partially fund ET Capital's investment in the second trust mortgage note referred to above. These notes bear interest at a weighted average rate of 12.1% with interest only payable quarterly. During the year ended December 31, 2000, the Company recorded a bad debt allowance of $5.9 million relating to this note. In addition, ET Capital has loans payable to the Company aggregating $3.3 million, bearing interest at 15% and maturing at various dates from April 2008 to December 2011. The proceeds from these loans were used to partially fund ET Capital's other investments.

The Company recorded $0.8 million and $0.7 million in interest income for the years ended December 31, 2001 and 2000, respectively, on the notes receivable from ET Capital. The Company also recorded a loss of $0.3 million and $7.2 million related to the portion of its equity interest in ET Capital's results of operations for the years ended December 31, 2001 and 2000, respectively. See Note 6 of the Company's consolidated financial statements included in this Form 10-K.

In May 2001, ET Capital was named as a third party defendant in a complaint filed against Genesis. The complaint was filed by several not-for-profit entities, including AGE, who own skilled nursing facilities that were formerly managed by Genesis. The third party complaint arises from a lawsuit filed by Genesis seeking payment from AGE of various management fees allegedly owed Genesis by AGE. In its third party complaint, AGE asserts, among other things, that by acquiring loans from Genesis secured by second mortgage liens on properties owned by AGE, ET Capital joined with Genesis in an effort to defraud AGE. These loans total $7.8 million and were acquired by ET Capital in 1998. ET Capital believes that the complaint is without merit and intends to vigorously defend its position.

ET Sub-Meridian Limited Partnership, L.L.P.

The Company has a 99% limited partnership interest in ET Sub-Meridian. Mr. McCreary owns the 1% general partner interest through a limited liability company of which he is the sole member. ET Sub-Meridian owns the leasehold and purchase option rights to seven skilled nursing facilities located in Maryland and New Jersey, which it acquired from Genesis in 1998. The purchase options are exercisable by ET Sub-Meridian in September 2008 for a cash exercise price of $66.5 million. ET Sub-Meridian subleased the facilities to Genesis for an initial ten-year period with a ten-year renewal option. Genesis has guaranteed the subleases.

In connection with the ET Sub-Meridian transaction, the Company agreed to indemnify the property owners for any loss of deferral of tax benefits prior to August 31, 2008 due to a default under a sublease or if a cure of a default by the Genesis subsidiary leasing the facilities resulted in a taxable event to the owners. The Company also agreed to indemnify Genesis for any amounts expended by Genesis under the back-up indemnity provided by Genesis to the current owners for the same loss.

ET Sub-Meridian has real estate investments and long-term debt of $99.5 million and $104.2 million and $103.0 million and $105.4 million, respectively, at December 31, 2001 and 2000. Included in long term debt, ET Sub-Meridian has a $17.6 million subordinated demand loan bearing interest at 12% payable to the Company in connection with the above transaction. The Company recorded $2.1 million in interest income on this loan for the years ended December 31, 2001 and 2000. As described above, as part of the restructuring of the lease and loan transactions between Genesis and the Company, on January 31, 2001, the Company acquired from Genesis a $8.5 million loan receivable from ET Sub-Meridian that had been guaranteed by the Company. The interest rate on this loan is 8%. The Company recorded interest income of $0.6 million on this loan for the eleven months ended December 31, 2001. The Company recorded losses of $2.0 million and $2.5 million related to the portion of its equity interest in ET Sub-Meridian's results of operations for the years ended December 31, 2001 and December 31, 2000, respectively. See Note 6 of the Company's consolidated financial statements included in this Form 10-K for additional information.

ET Sub-Cabot Park, LLC
ET Sub-Cleveland Circle, LLC

The Company has a 99% non-managing member interest in ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC, each of which owns a single assisted living facility. The 1% managing member interest in these companies is owned by a limited liability company of which Mr. McCreary is the sole member.

ET Sub-Cabot and ET Sub-Cleveland have subordinated demand loans in the aggregate amount of $3.1 million payable to the Company at December 31, 2001, bearing interest at 12%. The Company recorded $381,000 and $382,000 in interest income for the years ended December 31, 2001 and 2000, respectively, in connection with these demand loans.

In addition, these companies have loans payable to ET Capital aggregating $3.2 million at December 31, 2001 and 2000. These loans mature at various dates from April 2008 to December 2011and bear interest at 14% with interest and principal payable monthly.

The Company recorded aggregate losses of $272,000 and $342,000 related to its equity interest in ET-Sub-Cabot Park, LLC's and ET Sub-Cleveland Circle, LLC's results of operations for the years ended December 31, 2001 and 2000, respectively. These two entities have real estate investments and aggregate long-term debt of $29.2 million and $29.7 million, respectively, at December 31, 2001. For 2000, the real estate investments and aggregate long-term debt was $30.2 million. See Note 6 of the Company's consolidated financial statements included in this Form 10-K for additional information.

At December 31, 2001, ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC, each leased one property to a Genesis Equity Investee under a *minimum* rent lease, with an initial term of ten years and a ten-year renewal option. ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC received aggregate lease payments of $3.1 million in 2001 from Genesis Equity Investees. See "Business – Investments – Investments in the Company's Equity Investees."

Transactions with Genesis

The Company's headquarters are currently located at 101 East State Street, Suite 100, Kennett Square, PA 19348. The Company leases its corporate office space from Genesis under an operating lease, which expires on May 31, 2003. Under the lease agreement, the Company pays base rent plus its portion of real estate taxes, common area maintenance and operation for the building based upon the ratio of square footage of the leased premises to the square footage of the building.

Effective January 31, 2001, the Company restructured its lease and loan agreements with Genesis and Multicare, which is now a wholly owned subsidiary of Genesis. See "Genesis and Multicare Chapter 11 Bankruptcy Filings; Lease and Loan Restructurings; Genesis and Multicare Emergence from Bankruptcy" for additional information.

At December 31, 2001, the Company and its Equity Investees had the following investments in real estate properties managed by Genesis or Genesis Equity Investees:

	Genesis (1)		Genesis Equity Investees (2)	
	Number of Properties (3)	Investment Amount (3)	Number of Properties (3)	Investment Amount (3)
		(dollars in thousands)		
ElderTrust	13	$80,927	6	$64,554
ElderTrust Equity Investees (4)	7	99,522	2	29,201

(1) Represents Genesis and its consolidated subsidiaries.
(2) Represents entities in which Genesis accounts for its investment using the equity method of accounting.
(3) Represents investments in real estate properties owned by the Company or entities in which it accounts for its investment using the equity method of accounting.
(4) Represents entities in which the Company accounts for its investment using the equity method of accounting.

Below is a description of the lease transactions which comprise the information in the above table.

Transactions between the Company and Genesis

At December 31, 2001, the Company leased twelve properties to Genesis under percentage and minimum rent leases, each for an initial ten-year period with two five-year renewals. Genesis also leased space under a fixed rent lease in one medical office building. The terms of this lease are for up to five years, subject to renewal. Additionally, Genesis managed one property leased by the Company to an unrelated third party. The Company received lease payments of $7.6 million in 2001 on properties leased to or managed by Genesis.

In addition to the foregoing transactions, during 2001, the Company had loans outstanding to Genesis totaling approximately $12.2 million. These loans were repaid by Genesis in December 2001. The proceeds from these loan repayments were used by the Company to reduce the balance outstanding under the Credit Facility. Interest income recorded by the Company during 2001 on all the loans repaid by Genesis in December 2001 totaled $1.3 million.

Transactions between the Company and Genesis Equity Investees

At December 31, 2001 the Company leased six properties under minimum rent leases to entities in which Genesis accounts for its investment using the equity method of accounting. The Company received lease payments of $7.1 million in 2001 from these Genesis Equity Investees.

Transactions between the Company's Equity Investees and Genesis

At December 31, 2001, ET Sub-Meridian, an Equity Investee of the Company, subleased seven properties to Genesis under minimum rent leases, each for an initial ten-year period with a ten-year renewal option. ET Sub-Meridian received sublease payments of $9.9 million in 2001 from Genesis. See "Business – Investments – Investments in the Company's Equity Investees."

Transactions between the Company's Equity Investees and Genesis Equity Investees

At December 31, 2001, ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC, Equity Investees of the Company, each leased one property to a Genesis Equity Investee under a minimum rent lease, with an initial term of ten years and a ten-year renewal option. ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC received aggregate lease payments of $3.1 million in 2001 from Genesis Equity Investees. See "Business – Investments – Investments in the Company's Equity Investees."

Reimbursement

Health Care Reform

The healthcare industry is subject to extensive federal, state and local regulation. The Company is affected by government regulation of the healthcare industry in that the Company receives rent and debt payments from lessees and borrowers and the Company's additional rents are generally based on its lessees' gross revenue from operations. The underlying value of certain of the Company's facilities depends on the revenue and profit that a facility is able to generate. Aggressive efforts by health insurers and governmental agencies to limit the cost of healthcare services and to reduce utilization of hospital and other healthcare facilities may further reduce revenues or slow revenue growth from these healthcare facilities and shift or reduce utilization.

In recent years, a number of laws have been enacted that have effected major changes in the healthcare system, both nationally and at the state level. The Balanced Budget Act of 1997 (the "Balanced Budget Act"), signed into law on August 5, 1997, sought to achieve a balanced federal budget by, among other things, significantly reducing federal spending on the Medicare and Medicaid programs. The Medicare Balanced Budget Refinement Act (the "Refinement Act"), signed into law in November 1999, made certain amendments to the Medicare reimbursement reductions resulting from the Balanced Budget Act. The Medicare, Medicaid and SCHIP Benefits Improvement and Protection Act of 2000 ("BIPA"), signed into law on December 21, 2000, made additional amendments to the Medicare reimbursement reductions from the Balanced Budget Act. The Company anticipates that Congress and state legislatures will continue to review and assess alternative healthcare delivery and payment systems and will continue to propose and adopt legislation effecting fundamental changes in these systems. Changes in the applicable laws or new interpretations of existing laws may have a dramatic effect on the definition of permissible or impermissible activities, the relative cost of doing business, and the methods and amounts of payments for medical care by both governmental and other payers.

Medicare and Medicaid Reimbursement

The Company's lessees and borrowers who operate skilled nursing facilities are reimbursed by the Medicare and Medicaid programs for their products and services. As a whole, the legislative changes since 1997 have reduced reimbursement payments under these programs, which has resulted in lower lease coverage ratios on the skilled nursing facilities leased by the Company to its tenants. Also, the Company's lessees and borrowers may experience increases in time periods between submission of Medicare and Medicaid program claims and receipt of payments due to increased regulatory action and governmental budgetary constraints. Since Medicaid programs are funded by both the states and the federal government, the amount of payments can be affected by changes at either the state or federal level. There is no assurance that payments under these programs will remain at levels comparable to present levels or be sufficient to cover costs allocable to these patients. Both Medicare and Medicaid payments are generally below retail rates for lessee-operated facilities. Increasingly, states have introduced managed care contracting techniques in the administration of Medicaid programs. Medicare has also increased its utilization of managed care contracting for providing services to Medicare beneficiaries. Such mechanisms could have the impact of reducing utilization of and reimbursement to the Company's lessees.

Impact of Balanced Budget Act and Medicare Balanced Budget Refinement Act, and Medicare Benefits Improvement and Protection Act

The Balanced Budget Act mandated establishment of the Prospective Payment System ("PPS") for Medicare skilled nursing facilities under which such facilities are paid a federal per diem rate for most covered nursing facility services. Under PPS, operators of skilled nursing facilities are no longer assured of receiving reimbursement adequate to cover the costs of operating the facilities, and must depend on private pay revenues to make up any shortfall. Pursuant to the Balanced Budget Act, PPS began to be phased in for skilled nursing facilities commencing with cost reporting periods beginning on or after July 1, 1998. Under PPS, reimbursement rates were initially based on a blend of a facility's historic reimbursement rate and a newly prescribed federal per diem rate, which resulted in significantly reduced reimbursement rates for many operators of skilled nursing facilities, including Genesis and Multicare. In subsequent periods, and for facilities first receiving payments for Medicare services on or after October 1, 1995, the federal per diem rate is used without regard to historic reimbursement levels.

The Refinement Act addresses certain reductions in Medicare reimbursement resulting from the Balanced Budget Act. Under the Refinement Act, the federal per diem rate established under PPS was increased by 20% for 15 categories of Medicare patients in skilled nursing facilities starting April 1, 2000 and continuing until the later of October 1, 2000 or changes to PPS are made to better account for patients in such categories which has yet to occur (although this provision has been superseded by a subsequent law described below). The federal rates for all categories will be increased by 4% in fiscal years 2001 and 2002. For cost reporting periods beginning on or after January 1, 2000, skilled nursing facilities may elect to receive Medicare payments based 100% on the federal per diem rate rather than partially on a federal per diem rate and partially on a pre-PPS facility specific rate. Certain services (such as prostheses and chemotherapy drugs) for skilled nursing facility patients are being paid by Medicare in addition to the PPS per diem amounts which began April 1, 2000. The caps on rehabilitation therapy services required by the Balanced Budget Act have been suspended for 2000 and 2001.

At the state level, the Balanced Budget Act also repealed rules which required Medicaid payments to nursing facilities to be "reasonable and adequate" to cover the costs of efficiently and economically operated facilities. Under the Balanced Budget Act, states must now use a public notice and comment process for determining Medicaid rates, rate methodology and justifications.

On December 21, 2000, BIPA ("Benefits Improvement and Protection Act") was signed into law. This legislation required Medicare to increase the nursing component of the rates by approximately 16.7% for the period from April 1, 2001 through September 30, 2002. In addition, BIPA eliminated a one percent reduction in the update formula for payment rates for federal fiscal year 2001. The legislation also changed the 20% add-on to 3 of the 15 rehabilitation Resource Utilization Groups (RUG) categories to a 6.7% add-on to all 14 rehabilitation RUG categories effective for services furnished from April 1, 2001, until the date that certain RUG refinements are made. In addition, BIPA revised the consolidated billing requirements to the Balanced Budget Act to limit these requirements to skilled nursing facility residents in a Medicare Part A stay and to therapy services provided in a Part A or Part B stay. The moratorium on the $1,500 therapy caps was extended through calendar year 2002.

The Company does not employ Medicaid and Medicare reimbursement specialists and must rely on its lessees to monitor and comply with all reporting requirements and to ensure appropriate payments are being received.

PPS has negatively impacted many operators in the skilled nursing industry, including Genesis and Multicare. There can be no assurances that the Company's lessees will not be further negatively impacted by the provisions or interpretations of the Balanced Budget Act, including PPS, the Refinement Act, BIPA, or by future changes in regulations or interpretations of such regulations. See "Business - Government Regulation" and "Business - Risk Factors."

Government Regulation

The long-term care segment of the healthcare industry is highly regulated. Operators of skilled nursing facilities are subject to federal, state and local laws relating to the delivery and adequacy of medical care, distribution of pharmaceuticals, equipment, personnel, operating policies, fire prevention, rate-setting, compliance with building and safety codes and environmental laws. Operators of skilled nursing facilities also are subject to periodic inspections by governmental and other authorities to assure continued compliance with various standards, the continued licensing of the facility under state law, certification under the Medicare and Medicaid programs and the ability to participate in other third party payment programs. Many states have adopted Certificate of Need or similar laws which generally require that the appropriate state agency approve certain acquisitions of skilled nursing facilities and determine that a need exists for certain bed additions, new services and capital expenditures or other changes prior to beds and/or new services being added or capital expenditures being undertaken. The failure to obtain or maintain any required regulatory approvals or licenses could prevent an operator from offering services or adversely affect its ability to receive reimbursement for services and could result in the denial of reimbursement, temporary suspension of admission of new patients, suspension or decertification from the Medicaid or Medicare program, restrictions on the ability to acquire new facilities or expand existing facilities and, in extreme cases, revocation of the facility's license or closure of a facility.

Federal laws also impose civil and criminal penalties for submission of false or fraudulent claims, including nursing home bills and cost reports, to Medicare or Medicaid. There can be no assurance that lessees of the Company's skilled nursing facilities or the provision of services and supplies by such lessees will meet or continue to meet the requirements for participation in the Medicaid or Medicare programs or state regulatory authorities or that regulatory authorities will not adopt changes or new interpretations of existing regulations that would adversely affect the ability of lessees to make rental payments to the Company.

Both Medicare and the Pennsylvania Medicaid programs impose limitations on the amount of reimbursement available for capital-related costs, such as depreciation, interest and rental expenses, following a change of ownership, including a sale and leaseback transaction. Under Medicare reimbursement policies currently applicable to some facilities, the amount of Medicare reimbursement available to a skilled nursing facility for rental expenses following a sale and leaseback transaction may not exceed the amount that would have been reimbursed as capital costs had the provider retained legal title to the facility. Thus, if rental expenses are greater than the allowable capital cost reimbursement a skilled nursing facility would have received had the sale and leaseback transaction not occurred and the provider retained legal title, the amount of Medicare reimbursement received by the provider will be limited. Medicare began a three-year phase out of separate capital cost reimbursement for skilled nursing facilities beginning July 1, 1998 under provisions of the Balanced Budget Act that will provide reimbursement for capital-related costs through the facility's per diem rates for resident care without regard to the facility's actual capital costs. The Pennsylvania Medicaid program also limits capital cost reimbursement, basing reimbursement for capital-related costs for new owners (including rent paid by lessees) on the appraised fair rental value of the facility to the prior owner as determined by the Pennsylvania Department of Public Welfare. There can be no assurance that reimbursement of the costs of the Company's skilled nursing facilities under current or future reimbursement methodologies will be adequate to cover the rental payments owed to the Company by the lessees of these properties.

Although not currently regulated at the federal level (except under laws of general applicability to businesses, such as work place safety and income tax requirements), assisted living facilities are increasingly becoming subject to more stringent regulation and licensing by state and local health and social service agencies and other regulatory authorities. In general, these assisted living requirements address, among other things: personnel education, training and records, facility services, including administration of medication, assistance with self-administration of medication and limited nursing services, monitoring of wellness, physical plant inspections, furnishing of resident units, food and housekeeping services, emergency evacuation plans, and resident rights and responsibilities, including in certain states the right to receive certain healthcare services from providers of a resident's choice. In several states, assisted living facilities also require a certificate of need before the facility can be opened or expanded or before it can reduce its resident capacity or make other significant capital expenditures. Some of the Company's properties are licensed to provide independent living services, which generally involve lower levels of resident assistance. Like skilled nursing facilities and other healthcare facilities, assisted living facilities are subject to periodic inspection by government authorities.

In most states, assisted living facilities, as well as skilled nursing and other healthcare facilities, are subject to state or local building code, fire code and food service licensure or certification requirements. Any failure by the Company's lessees or borrowers to meet applicable regulatory requirements may result in the imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions or adverse consequences, including delays in opening or expanding a facility. Any failure by the Company's lessees or borrowers to comply with such requirements could have a material adverse effect on the Company.

Healthcare operators also are subject to federal and state anti-remuneration laws and regulations, such as the Federal Health Care Programs' anti-kickback law, which govern certain financial arrangements among healthcare providers and others who may be in a position to refer or recommend patients to such providers. These laws prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Federal Health Care Program patients (including Medicare and Medicaid) or the purchasing, leasing, ordering (or arranging for or recommending the purchase, lease or order) of any goods, facilities, services or items for which payment can be made under a Federal Health Care Program. A violation of the Federal anti-kickback law or any other anti-remuneration law could result in the loss of eligibility to participate in Medicare or Medicaid, or in civil or criminal penalties. The potential for issues to arise under this law may be increased under a provision of the Balanced Budget Act which, as currently implemented, requires skilled nursing facilities to purchase and bill for services of ancillary care providers treating some of their Medicare residents.

The federal government, private insurers and various state enforcement agencies have increased their scrutiny of providers, business practices and claims in an effort to identify and prosecute fraudulent and abusive practices. In addition, an increasing number of enforcement cases against health care providers, including cases alleging deficiencies in the quality of care, are being brought by private individual "whistleblowers" under the "qui tam" provisions of the Federal Civil False Claims Act. Competitors, employees of healthcare providers and others are incentivized to bring such claims because they share in any monetary recovery. The federal government has also issued fraud alerts concerning nursing services, double billings, home health services and the provision of medical supplies to nursing facilities, and a model compliance plan referencing numerous areas of business operation that it recommends be made the subject of specific policies and procedures that nursing homes implement and enforce. Accordingly, these areas may come under closer scrutiny by the government or by "qui tam" plaintiffs. Possible sanctions for violation of any of these restrictions or prohibitions include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties. State laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. There can be no assurance that these federal and state laws will ultimately be interpreted in a manner consistent with the practices of the Company's lessees or borrowers. The costs of complying with these laws, and/or defending against any allegations of non-compliance that might be brought, could be significant, and could negatively impact the ability of the Company's lessees or borrowers to meet their financial obligations to the Company.

Taxation

General

A corporation, trust or association meeting certain requirements may elect to be treated as a REIT for federal income tax purposes. The Company believes that, commencing with its taxable period ended December 31, 1998, it has been organized and operated in a manner so as to qualify for taxation as a REIT under Sections 856 to 860, inclusive, of the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must satisfy a variety of complex organizational and operating requirements each year, including share ownership tests and percentage tests relating to the sources of its gross income, the nature of its assets and the distribution of its income. The Company intends to operate in such manner as to continue qualifying as a REIT for federal income tax purposes for the year ended December 31, 2002 and in future periods, but no assurance can be given that the Company has operated or will continue to operate in such a manner so as to qualify or remain qualified as a REIT.

Generally, for each taxable year during which the Company qualifies as a REIT, it will not be taxed on the portion of its taxable income (including capital gains) that is distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a regular corporation. However, the Company will be subject to federal income tax under certain circumstances as discussed below.

To qualify as a REIT, the Company is required to distribute to its shareholders each year at least 90% of our REIT taxable income, computed without regard to the dividends paid deduction and any net capital gain. REIT taxable income is the otherwise taxable income of the REIT, subject to adjustments, including a deduction for dividends paid.

During 2000, the Company recorded significant bad debt expenses due to the Genesis bankruptcy filing related to loans and properties under lease and, as a result, recognized a net loss for financial reporting purposes. The Company expects to recognize the losses for federal income tax purposes the losses in 2001. Based on the amount of these losses, the Company does not believe it would have to make any distributions to its shareholders until at least December 2002 for REIT qualification purposes. When recognized for federal income tax purposes, these losses will reduce the amount otherwise required by the Company to be distributed to meet REIT requirements. Should these losses when recognized exceed REIT taxable income computed without regard to these losses, any excess loss ("NOL") amount may be carried forward for deduction in the succeeding year. A NOL of a REIT in any given year may be carried forward until utilized but over no more than 20 years. REIT taxable income before reduction for the dividends paid deduction reported for 2000, the last year for which an income tax return has been prepared, was $3.1 million.

NOL deductions may be subject to various limitations. The general limitation is that the deduction is limited to the current year's regular taxable income computed without regard to the loss deduction. For alternative minimum tax purposes, the general limitation is equal to 90% of the current year's alternative minimum taxable income computed without regard to the loss deduction. The applicable REIT distribution percentage requirement is applied against the greater of regular or alternative minimum taxable income. Other limitations include, but are not limited to, those imposed for a greater than 50% ownership change among the Company's 5% and greater owners during a test period, which is generally a three year period ending on each date there is a change in the ownership of Company stock held by a 5% or greater owner.

The Company will be taxed at regular ordinary and capital gain corporate rates on any undistributed REIT taxable income. The Company may elect to treat any undistributed net capital gains as having been distributed to the shareholders. These "designated" undistributed net capital gains will be included by the Company's shareholders in income as long-term capital gain. The tax paid by the Company on those gains will be allocated among the shareholders and may be claimed as a credit on their tax returns. The shareholders will receive an increase in the basis of their shares in the Company equal to the difference between the capital gain income and the tax credit allocated to them. Under certain circumstances, the Company may be subject to the "alternative minimum tax" on its items of tax preference. The Company will be subject to tax at the highest corporate rate on its net income from foreclosure property, regardless of the amount of its distributions. The highest corporate tax rate is currently 35%. Subject to certain limitations, the Company will also be subject to an additional tax equal to 100% of the net income, if any, derived from prohibited transactions. A prohibited transaction is defined as a sale or disposition of inventory-type property or property held by the Company primarily for sale to customers in the ordinary course of its trade or business, which is not property acquired on foreclosure.

The Company will be subject to tax at the highest corporate rate on its net income from "foreclosure property", regardless of the amount of its distributions, but the income would qualify under the REIT gross income tests. The highest corporate tax rate is currently 35%. The Company may elect to treat any real property it acquires by foreclosure after a default on a lease of, or on a loan secured by, the real property as foreclosure property if certain conditions are satisfied. With a valid election, the Company is permitted to derive revenues directly from the ownership of such property (rather than deriving rental revenues pursuant to the lease of such property) until the end of the second taxable year after the year of acquisition (subject to an extension of up to six years at the IRS' discretion) so long as an independent contractor (which might but not necessarily in all circumstances include Genesis or its affiliates) operates the property within 90 days after the property is acquired. A tenant of the Company may qualify as an independent contractor for purposes of the foreclosure property rules if the property that is leased to the independent contractor is a "qualified health care property" and was under lease to the tenant or a third party at the time that the Company acquired the foreclosure property. If the property had been under lease to a third party, then the tenant could qualify as an independent contractor only if under the subsequent lease of the property to the tenant, the Company receives a substantially similar or lesser benefit in comparison to the prior lease. Similar rules would apply to treat as foreclosure property "qualified health care property" acquired by the Company as the result of the termination of a lease of such property except that such property would constitute foreclosure property until the close of the second taxable year following the year in which it was acquired, or for up to an additional four years if an extension is granted by the IRS.

If the Company should fail to distribute during each calendar year at least the sum of (a) 85% of its REIT ordinary income for such year, (b) 95% of its REIT capital gain net income for such year and (c) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. If the Company should fail to satisfy the 75% gross income test or the 95% gross income test that apply to REITs, but has nonetheless maintained its qualification as a REIT because certain other requirements have been met, it will be subject to a 100% tax on an amount equal to the greater of either (a) the amount by which 75% of the Company's gross income exceeds the amount qualifying under the 75% test for the taxable year, or (b) the amount by which 90% of the Company's gross income exceeds the amount of the Company's gross income qualifying for the 95% test, multiplied in either case by a fraction intended to reflect the Company's profitability.

In addition, if a taxable REIT subsidiary ("TRS") pays interest or another amount to the Company that exceeds the amount that would generally be paid to an unrelated party in an arm's length transaction, the Company generally will be subject to an excise tax equal to 100% of such excess. Generally, a TRS is an entity taxable as a corporation in which a REIT owns an equity interest that, together with the REIT, elects treatment as a TRS and that does not operate either a healthcare or lodging facility or provide rights to any brand name under which a healthcare or lodging facility is operated. A TRS is not subject to the general asset tests applicable to the ownership of securities by a REIT (although not more than 20% of the value of the REIT's assets may be represented by securities of one or more TRSs). The Company's subsidiary, ET Capital Corp. elected, together with the Company, to be treated as a TRS of the Company effective January 1, 2001.

Finally, notwithstanding the Company's status as a REIT, the Company may have to pay certain state or local income taxes because not all states and localities treat REITs the same as they are treated for federal income tax purposes, and will be subject to other state and local taxes resulting from the Operating Partnership's operations and asset ownership. ET Capital is subject to federal, state and local income taxes at regular corporate rates and, accordingly, to the extent it is required to pay such taxes, will have less cash available to distribute to its shareholders, including the Company.

Failure To Qualify as a REIT

While the Company intends to operate so as to qualify as a real estate investment trust under the Internal Revenue Code, if in any taxable year the Company fails to qualify, and certain relief provisions do not apply, its taxable income would be subject to tax (including any alternative minimum tax) at regular corporate rates. If that occurred, the Company might have to dispose of a significant amount of its assets or incur a significant amount of debt in order to pay the resulting federal income tax. Further distributions to its shareholders would not be deductible by the Company nor would they be required to be made.

Distributions out of the Company's current or accumulated earnings and profits would be taxable to the Company's shareholders as dividends but, subject to certain limitations, could be eligible for the dividends received deduction for corporations. No portion of any distributions would be eligible for designation as a capital gain dividend. Further, the Company would no longer be deemed to pass through its "designated" undistributed capital gains and the related tax paid by the Company.

Unless entitled to relief under specific statutory provisions, the Company also would be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost.

The foregoing is only a summary of some of the significant federal income tax considerations affecting the Company and is qualified in its entirety by reference to the applicable provisions of the Internal Revenue Code, the rules and regulations promulgated thereunder, and the administrative and judicial interpretations thereof. Shareholders of the Company are urged to consult their own tax advisors as to the effects of these rules and regulations on them. In particular, foreign shareholders should consult with their tax advisors concerning the tax consequences of ownership of shares in the Company, including the possibility that distributions with respect to the shares will be subject to federal income tax withholding.

Competition

The Company competes with other healthcare REITs, real estate partnerships, healthcare providers and other investors, including but not limited to banks and insurance companies, in the acquisition, leasing and financing of healthcare facilities. Certain of these investors may have greater resources than the Company. Genesis and other lessees operating properties that the Company owns or that secure loans made by the Company compete on a local and regional basis with operators of other facilities that provide comparable services. Operators compete for residents based on quality of care, reputation, physical appearance of facilities, services offered, family preferences, physicians, staff and price. In general, regulatory and other barriers to competitive entry in the assisted living industry are not substantial. The development of new assisted living facilities has outpaced the demand for these facilities in certain of the Company's markets. This oversupply of facilities has caused operators of some of our facilities to experience decreased occupancy, depressed margins and lower operating results, which has adversely affected their ability to make lease payments to the Company.

Employees

As of December 31, 2001, the Company employed seven full-time employees.

RISK FACTORS

Set forth below are the risks that we believe are material to investors who purchase or own our common shares of beneficial interest or units of limited partnership interest in the Operating Partnership, which are redeemable by the holder on a one-for-one basis for common shares or their cash equivalent, at our election. As used herein, all references to "we," "us" or "our" mean ElderTrust and its consolidated subsidiaries unless the context otherwise requires.

We rely to a substantial degree upon contractual obligations in the form of leases with subsidiaries of Genesis and other entities in which Genesis has an equity ownership interest as our majority source of revenues and for our ability to meet our corporate obligations

Approximately 71% of our consolidated assets at December 31, 2001 consisted of real estate properties leased to or managed by Genesis or Genesis Equity Investees, under agreements as manager or tenant. We recorded revenues in connection with these leases aggregating $14.8 million during 2001. On December 21, 2001, the Company received approximately $12.2 million in full payment of their mortgage and construction loan receivables. All of these proceeds were used to pay down the Company's bank Credit Facility to approximately $7.2 million at December 31, 2001. We recorded revenues in connection with the above mentioned loans aggregating $1.3 million from January 1 through December 21, 2001. In addition, our Equity Investees have also leased properties to Genesis or Genesis Equity Investees. As a result of these relationships, the Company's revenues and ability to meet its obligations depends, in significant part, upon the ability of Genesis and Genesis Equity Investees to meet their lease obligations. Although Genesis emerged from bankruptcy in October 2001 and has repaid its term and construction loan receivables, any failure of Genesis or Genesis Equity Investees to continue their operations and/or to continue to make lease payments to the Company could have a significant adverse impact on our operations and cash flows due to the significant portion of our properties leased to Genesis and the Genesis Equity Investees.

We must obtain a further extension of our existing Credit Facility by August 31, 2002 or obtain replacement financing

At December 31, 2001, the Company had $7.2 million outstanding under the Credit Facility, which matures on August 31, 2002. Based on the anticipated monthly payments to August 31, 2002, the Company estimates that there will be a balance due at maturity of approximately $3.0 million. If the Company is unable to negotiate a further extension of the Credit Facility or obtain replacement financing by August 31, 2002, or for any other reason the Company were to be in default under the Credit Facility prior to its maturity, Deutsche Bank could exercise its right to foreclose on the collateral securing the Credit Facility, which could have an adverse affect on the Company's financial condition and results of operations. The interest rate on any new debt may be significantly higher than the interest rate on our existing Credit Facility. Additionally, we may be required to pay financing fees in connection with replacement financing or negotiating a further extension of our Credit Facility, which would reduce our cash flow.

We must extend the maturity dates on $30 million of mortgages that come due on December 31, 2002 or we may lose the properties that secure the mortgages

The Company has $30 million of mortgages secured by four properties that mature on December 31, 2002. The Company has the right to extend the maturity of these mortgages for two additional years upon the payment of an aggregate extension fee of $150,000, subject to the requirement that the mortgages are not then in default and that the lender has determined that there has been no material adverse change in the condition, financial, physical or otherwise, of the property or borrower since November 1999 and that the performance of the property is consistent with its performance as of November 1999. The repayment of principal and interest on these mortgage loans is non-recourse to ElderTrust. However, if the maturity date of these mortgages is not extended by the lender and the lender foreclosed on the properties securing the mortgages, the Company would lose the properties and the revenues it derives from the properties. At December 31, 2001, the properties had a book value of $36.9 million. During 2001, the Company derived $4.0 million of revenues from the properties.

Rising interest rates could adversely affect our cash flow because of variable rate debt

At December 31, 2001, the Company had $7.2 million of variable rate indebtedness outstanding under the Credit Facility. Amounts outstanding under the Credit Facility bear interest at a floating rate 3.25% over one-month LIBOR (5.44% at December 31, 2001). In addition, we have variable rate mortgages of $30.0 million at December 31, 2001, with an interest rate of one-month LIBOR plus 300 basis points (5.19% at December 31, 2001). Assuming the Credit Facility and variable rate mortgage balances outstanding at December 31, 2001 of $37.2 million remains constant, each one percentage point increase in interest rates from 5.24% at December 31, 2001 would result in an increase in interest expense of approximately $372,000. Also, we may borrow additional money with variable interest rates in the future. Any increase in interest rates will adversely affect our cash flow and our ability to make distributions to our shareholders.

Our degree of leverage could limit our ability to obtain additional financing and adversely affect our cash flow

As of December 31, 2001, our debt to book capitalization ratio, which we calculate as total debt as a percentage of total debt plus the book equity attributed to our outstanding common shares and outstanding partnership units, was approximately 57.3%. We do not have a stated policy limiting the amount of debt that we may incur. If we increase our leverage it could pose risks to our shareholders, including that:

- our debt service may increase, which could adversely affect our cash flow and, consequently, the amount available for distribution to our shareholders;
- the risk that we will default on our indebtedness may increase;
- we may be unable to obtain additional financing in the future to fund working capital, capital expenditures, acquisitions, development or other general corporate purposes, or our ability to obtain such financing on satisfactory terms may be impaired; and
- we may be more vulnerable to a downturn in our business or the economy generally.

Additionally, we do not have sufficient cash flow to repay indebtedness outstanding if our creditors require immediate repayment of these amounts or if the collateral underlying these amounts is insufficient to cover the outstanding balances.

Our ability to grow will be significantly limited until the capital and credit markets improve

The current economic recession, combined with the net reduction in Medicare reimbursement levels during and after 1998, which resulted in a significant curtailment of the willingness of banks to extend loans secured by healthcare-related real estate, has adversely impacted the debt and equity markets for healthcare-related companies. Because we rely on these markets to fund our growth, our ability to grow will be significantly limited until such time as these capital and credit markets improve.

We depend upon external sources of capital

To qualify as a REIT, we must distribute to our shareholders each year at least 90% of our net taxable income, excluding any net capital gain. Because of these distribution requirements, it is not likely that we will be able to fund future capital needs, including those for acquisitions, from income from operations. We, therefore, rely on third party sources of capital which may or may not be available on favorable terms or at all. Our access to third party sources of capital depends on a number of things, including the market's perception of our growth potential and our current and potential future earnings. Moreover, additional equity offerings may result in substantial dilution of security holders' interests, and additional debt financing may substantially increase our leverage.

Operators of our skilled nursing facilities rely on government and other third party reimbursement to make lease payments to us

A significant portion of the revenues derived from the eight skilled nursing facilities owned by us is attributable to government reimbursement under Medicare and Medicaid to operators of these facilities. Although lease payments to us are not directly linked to the level of government reimbursement, to the extent that changes in these programs have a material adverse effect on the revenues derived from the skilled nursing facilities owned by us, these changes could have a material adverse impact on the ability of the lessees of the skilled nursing facilities that we own to make lease payments to us. Healthcare facilities also have experienced increasing pressures from private payers attempting to control healthcare costs that in some instances have reduced reimbursement to levels approaching that of government payers. We can make no assurance that future actions by governmental or other third party payers will not result in further reductions in reimbursement levels, or that future reimbursements from any payer will be sufficient to cover the costs of the facilities' operations. If reimbursement levels do not cover lease payments, the possibility exists that one or more of our lessees could default on their leases to us.

Genesis is not obligated to guarantee leases of its wholly owned subsidiaries if Genesis assigns one or more of these leases to a non-wholly owned subsidiary or to a third party

Genesis currently guarantees the lease obligations of its wholly owned subsidiaries. Under these leases, any assignment of these leases would require our consent, which we may not unreasonably withhold. If Genesis assigns one or more of the leases to a non-wholly owned subsidiary or a third party, Genesis would no longer be obligated to guarantee the applicable leases. While we would evaluate the creditworthiness of any assignee in determining whether to provide our consent, any transferee could be less creditworthy than Genesis.

We experience ongoing competition from and conflicts with Genesis

Our facilities, whether or not operated by Genesis, compete with facilities owned and operated by Genesis in some markets. As a result, Genesis has a conflict of interest due to its ownership of competing facilities and its operation and management of a substantial portion of the facilities we own. Because the percentage rent leases with Genesis provide for lower operating margins for Genesis than minimum rent leases with Genesis, Genesis may also have a conflict of interest to the extent that it is involved in the placement of private pay residents with acuity levels equally suited to an assisted living facility or a skilled nursing facility.

Because Michael Walker serves as chairman and chief executive officer of Genesis and chairman of ElderTrust, he has a conflict of interest in matters involving Genesis and ElderTrust

Michael R. Walker, ElderTrust's Chairman of the Board, is Chairman of the Board and Chief Executive Officer of Genesis. At December 31, 2001, Mr. Walker beneficially owned no common shares of Genesis and approximately 8.6% of the common shares of ElderTrust. Because he serves as chairman of both Genesis and ElderTrust, Mr. Walker has a conflict of interest with respect to ElderTrust enforcing the leases we entered into with Genesis.

The failure by us to enforce material terms of these agreements could result in a monetary loss to us, which could have a material adverse effect on our financial condition, revenues and earnings. Our ongoing relationships with Genesis as a lessee and manager of a substantial portion of our properties may also deter us from vigorously enforcing the terms of these agreements.

Holders of units of limited partnership interest in the Operating Partnership have different interests than shareholders and may exercise their voting rights in the Operating Partnership in a manner that conflicts with the interests of shareholders

As the sole general partner of the Operating Partnership, we have fiduciary obligations to the other limited partners in the Operating Partnership, the discharge of which may conflict with the interests of our shareholders. In addition, those persons holding beneficial interests in units of limited partnership interest in the Operating Partnership, including Michael Walker and D. Lee McCreary, Jr., have the right, as limited partners, to vote on amendments to the partnership agreement of the Operating Partnership, most of which require approval by a majority in interest of the limited partners, including ElderTrust, and such individuals may exercise their voting rights in a manner that conflicts with the interests of our shareholders.

Additionally, if we prepay or refinance debt securing some of our properties or sell properties, Mr. Walker and other holders of units of limited partnership interest in the Operating Partnership may incur adverse tax consequences which are different from the tax consequences to us and our shareholders. Consequently, persons holding directly or indirectly units of limited partnership interest, including Mr. Walker, may have different objectives regarding the appropriate timing of such actions. While we have the exclusive authority as general partner under the partnership agreement to determine whether, when and on what terms to prepay or refinance debt or to sell a property, any of these actions would require the approval of our board of trustees. As Chairman of the Board of ElderTrust, Mr. Walker has substantial influence with respect to any of these actions, and could exercise his influence in a manner inconsistent with the interests of some, or a majority, of ElderTrust's shareholders.

We depend on our key personnel whose continued service is not guaranteed

We depend on the efforts of our President and Chief Executive Officer, Mr. McCreary. The loss of his services could have a significant adverse effect on our operations. While we believe that the employment agreement we have with Mr. McCreary provides us with some protection, it does not guarantee Mr. McCreary's continued employment.

Healthcare industry regulation may adversely affect the operations of our lessees and their ability to make lease payments to us

Any failure by our lessees to comply with applicable government regulations could adversely affect their ability to make lease payments to us. The long-term care segment of the healthcare industry is highly regulated. Operators of skilled nursing facilities are subject to regulation under various federal, state and local laws, including those relating to:

- delivery and adequacy of medical care;
- distribution of pharmaceuticals;
- equipment utilized in their facilities;
- personnel;

- operating policies;
- fire prevention;
- rate-setting;
- compliance with building and safety codes;
- compliance with environmental laws;
- periodic inspection by governmental and other authorities to ensure compliance with various standards;
- licensing of facilities under state law;
- certification for participation under the Federal Health Care Program, including Medicare and Medicaid; and
- ability to participate in other third party payment programs.

In addition, many states have adopted certificate of need or similar laws which generally require that the appropriate state agency approve acquisitions of skilled nursing facilities and determine that a need exists for certain bed additions, new services, capital expenditures or other changes.

The failure to obtain or maintain any required regulatory approvals or licenses could prevent an operator of one or more of our facilities from offering services or adversely affect its ability to receive reimbursement for services. It also could result in the denial of reimbursement, temporary suspension of admission of new patients, suspension or decertification from a Federal Health Care Program, restrictions on the ability to expand existing facilities and, in extreme cases, revocation of the facility's license or closure of a facility. Federal law also imposes civil and criminal penalties for submission of false or fraudulent claims, including nursing home bills and cost reports, to Medicare or Medicaid. There can be no assurance that our lessees will meet or continue to meet the requirements for participation in the Medicaid or Medicare programs or of state licensing authorities. Nor can there be any assurance that regulatory authorities will not adopt changes or new interpretations of existing regulations that would adversely affect the ability of our lessees to make their lease payments to us.

Although not currently regulated at the federal level, except under laws of generally applicable to businesses, assisted living facilities are increasingly becoming subject to more stringent regulation and licensing by state and local health and social service agencies and other regulatory authorities. In general, these assisted living requirements address:

- personnel education;
- training and records;

- facility services, including administration of medication, assistance with self-administration of medication and the provision of limited nursing services;
- monitoring of wellness;
- physical plant inspections;
- furnishing of resident units;
- food and housekeeping services;
- emergency evacuation plans; and
- resident rights and responsibilities, including in certain states the right to receive certain healthcare services from providers of a resident's choice.

In several states, assisted living facilities also require a certificate of need before the facility can be opened, expand or reduce its resident capacity or make significant capital expenditures. Several of our properties are licensed to provide independent living services, which generally involve lower levels of resident assistance. Like skilled nursing facilities and other healthcare facilities, assisted living facilities are subject to periodic inspections by government authorities. In most states, assisted living facilities, as well as skilled nursing and other healthcare facilities, also are subject to state or local building code, fire code and food service licensure or certification requirements. Any failure by our lessees to meet applicable regulatory requirements may result in the imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions or adverse consequences, including delays in opening or expanding a facility. Any failure by our lessees to comply with these requirements could have a material adverse effect on their ability to make lease payments to us.

Operators of our facilities also must comply with federal and state fraud and abuse laws

Healthcare operators also are subject to federal and state anti-remuneration laws and regulations, such as the Federal Health Care Program anti-kickback law. These laws govern financial arrangements among healthcare providers and others that may be in a position to refer or recommend patients to providers. These laws prohibit, among other things, the offer, payment, solicitation or receipt of any form of remuneration in return for the referral of Federal Health Care Program patients or for purchasing, leasing, ordering (or arranging for or recommending the purchase, lease or order) of any goods, facilities, services or items for which payment can be made under a Federal Health Care Program. A violation of the federal anti-kickback law could result in the loss of eligibility to participate in Medicare or Medicaid or in civil or criminal penalties. The federal government, private insurers and various state enforcement agencies have increased their scrutiny of providers, business practices and claims in an effort to identify and prosecute fraudulent and abusive practices. Operators of skilled nursing facilities are also subject to state and federal laws prohibiting the submission of "false" or "fraudulent" claims. One of these laws, the Federal False Claims Act, can be enforced by a private individual "whistleblowers" in a "qui tam" case, and an increasing number of such cases, including cases alleging deficiencies in the quality of care, are being brought in the health care field. In addition, the federal government has issued fraud alerts concerning nursing services, double billing, home health services and the provision of medical supplies to nursing facilities, and a model compliance plan referencing numerous areas of business operation that it recommends be made the subject of specific policies and procedures that nursing homes implement and enforce. Accordingly, these areas have come under closer scrutiny by the government. Further, some states restrict certain business corporations from providing, or holding themselves out as a provider of, medical care. Sanctions for violation of any of these laws can include loss of licensure or eligibility to participate in reimbursement programs and civil and criminal penalties. State laws vary from state to state, are often vague and have seldom been interpreted by the courts or regulatory agencies. There can be no assurance that these federal and state laws will ultimately be interpreted in a manner consistent with the practices of our lessees. The costs of complying with these laws, and/or defending against any allegations of non-compliance that might be brought, could be significant, and could negatively impact the ability of the Company's lessees to meet their financial obligations to the Company.

We may encounter delays in substituting lessees or operators because the facility licenses are held by our lessees and not by us

A loss of license or Medicare/Medicaid certification or default by one or more of our lessees could result in us having to obtain another lessee or substitute operator for the affected facility or facilities. Because the facility licenses for our properties are held by our lessees and not by us and because under the REIT tax rules we would have to find a new "unrelated" lessee to operate the properties following a default, we may encounter delays in exercising our remedies under the leases made by us or substituting a new lessee or operator in the event of any loss of licensure or Medical/Medicaid certification by a prior lessee or operator or a default by the operator of one or more of our facilities. See "Business - Genesis and Multicare Reorganization."

Transfers of healthcare facilities require regulatory approvals and alternative uses of healthcare facilities are limited

Because transfers of operations of healthcare facilities are subject to regulatory approvals not required for transfers of other types of commercial operations and other types of real estate, there may be delays in transferring operations of our facilities to successor lessees or we may be prohibited from transferring operations to a successor lessee. In addition, substantially all of our properties are special purpose facilities that may not be easily adapted to non-healthcare related uses.

Proximity to hospitals and other healthcare facilities may affect our ability to renew leases and attract new lessees in the event of relocation or closure of a hospital or other healthcare facility

Many of our assisted living facilities, skilled nursing facilities and medical office buildings are in close proximity to one or more hospitals. The relocation or closure of a hospital could make our assisted living facilities, skilled nursing facilities or medical office buildings in the affected area less desirable and affect our ability to renew leases and attract new tenants.

Because real estate investments are illiquid, we may not be able to sell properties when appropriate

Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions. This inability to respond to changes in the performance of our investments could adversely affect our ability to service debt and make distributions to our shareholders. In addition, there are limitations under the federal income tax laws applicable to REITs that may limit our ability to recognize the full economic benefit from a sale of our assets.

Lack of industry diversification subjects us to the risks associated with investments in a single industry

While we are authorized to invest in various types of income-producing real estate, our current strategy is to acquire and hold, as long-term investments, only healthcare-related properties. Consequently, we currently do not have any significant non-healthcare related real estate assets, and, therefore, are subject to the risks associated with investments in a single industry.

Competition in the marketplace could adversely affect the ability of our lessees to make lease payments to us

Lessees operating our owned properties compete on a local and regional basis with operators of other facilities that provide comparable services. Operators compete for residents based on a number of factors, including:

- quality of care;
- reputation;
- physical appearance of facilities;
- range and type of services offered;
- family preferences;
- physicians affiliated with the facility;
- staff of the facility; and

- price.

There can be no assurance that operators of our facilities will be able to compete effectively. If they are unable to do so, their ability to make lease payments to us could be adversely affected.

Overbuilding in the assisted living industry has resulted in decreased occupancy, depressed margins and lower operating results for operators of some of our assisted living facilities

In general, regulatory and other barriers to competitive entry in the assisted living industry are not substantial. In certain of our markets, the development of new assisted living facilities has outpaced the demand for these facilities. This oversupply of facilities has caused operators of some of our facilities to experience decreased occupancy, depressed margins and lower operating results, which has adversely affected their ability to make lease payments to the Company and could do so in the future.

Assisted living revenues are derived from private pay sources

Assisted living services currently are not generally reimbursable under government reimbursement programs, such as Medicare and Medicaid. Accordingly, substantially all of the revenues derived by operators of the assisted living facilities owned by us come from private pay sources consisting of income or assets of residents or their family members. In general, because of the cost associated with building new facilities and the staffing and other costs of providing the assisted living services at those facilities, only seniors with income or assets meeting or exceeding the comparable median in the region where the facilities are located can afford to pay the daily resident fees.

An unexpectedly high resident turnover rate could adversely affect the revenues derived by operators of our assisted living facilities, which could adversely affect their ability to make lease payments to us

State regulations governing assisted living facilities require written resident agreements with each resident. These regulations also require that each resident have the right to terminate the resident agreement for any reason on reasonable notice. Consistent with these regulations, the resident agreements entered into with operators of our assisted living facilities allow residents to terminate the agreement on 30 days' notice. Thus, operators of our assisted living facilities cannot contract with residents to stay for longer periods of time, unlike typical apartment leasing arrangements that involve lease agreements with specified leasing periods of up to one year or longer. If a large number of residents elected to terminate their resident agreements at or around the same time, then the revenues derived by the operator of the facility could be adversely affected, which, in turn, would adversely affect the ability of the operator to make lease payments to us. In addition, the advanced age of assisted living residents means that resident turnover in assisted living facilities may be less predictable.

New acquisitions may fail to perform as expected

Assuming we are able to obtain capital on commercially reasonable terms, we intend to continue to acquire assisted and independent living facilities, skilled nursing facilities and medical office and other buildings. Newly acquired properties may fail to perform as expected, which could adversely affect our earnings and distributions to our shareholders.

Some potential losses may not be covered by insurance

We require our lessees to secure and maintain, comprehensive liability and property insurance that covers the Company, as well as the lessees and borrowers on all of our properties. Some types of losses, however, either may be uninsurable or too expensive to insure against. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. In such an event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. We cannot assure shareholders that material losses in excess of insurance proceeds will not occur in the future.

Our failure to comply with tax-exempt bond requirements for our Highgate and Woodbridge facilities could result in termination of the tax-exempt status or acceleration of the bonds

Our indebtedness at December 31, 2001 includes approximately $19.6 million of tax-exempt bonds used to finance our Highgate and Woodbridge assisted living facilities. The bonds are subject to various requirements under the Internal Revenue Code. In addition, the bonds impose requirements on the operation of the facilities, including a requirement that at least 20% of the rental units in the facilities are occupied by tenants whose adjusted gross family income does not exceed 50% of the median gross income for the relevant geographic area. If our lessees do not comply with these requirements, the tax-exempt status of the bonds could be terminated or the bonds could be accelerated. In the event of such a termination or acceleration, our interest in the relevant property would be subordinate to the interests of the bondholder.

Provisions of our declaration of trust and bylaws and Maryland law could inhibit changes in control

Various provisions of our declaration of trust and bylaws and Maryland law may delay or prevent a change in control or other transactions that could provide our shareholders with a premium over the then-prevailing market price of their shares or which might otherwise be in the best interest of our shareholders. These provisions of our declaration of trust and bylaws include:

- a classified board of trustees with the trustees divided into three classes with terms of three years each;

- that the number of trustees may not be less than three nor more than nine, with the number of trustees fixed within this range by action of the board of trustees;

- the authority of the board of trustees to fill vacancies for the remainder of the term of the class in which the vacancy occurred;

- that trustees may be removed only for cause upon the affirmative vote of shareholders holding at least a majority of the shares entitled to be cast in an election of trustees;

- the authority of the board of trustees to issue preferred shares of beneficial interest in one or more series without shareholder approval;

- the exclusive authority of the board of trustees to amend the bylaws;

- an advance notice bylaw requiring advance notice of shareholder nominations for trustee or new business proposals;

- that special meetings of shareholders may be called only by the chairman, the president or at least one-third of the board of trustees;

- a requirement of a vote of shareholders of not less than two-thirds of all the votes entitled to be cast on the matter to approve amendments to provisions of the declaration of trust that have an anti-takeover effect; and

- the ownership limit described below which is primarily intended to satisfy requirements under the Internal Revenue Code for qualification as a REIT.

Maryland law also provides protection for Maryland real estate investment trusts against unsolicited takeovers by protecting the board of trustees with regard to actions taken in a takeover context. Maryland law provides that the duties of trustees will not require them to (a) accept, recommend, or respond to any proposal by a person seeking to acquire control, (b) authorize the real estate investment trust to redeem any rights under, modify, or render inapplicable a shareholder rights plan, (c) make a determination under the Maryland Business Combination Statute or the Maryland Control Share Acquisition Statute, or (d) act or fail to act solely because of the effect the act or failure to act may have on an acquisition or potential acquisition of control or the amount or type of consideration that may be offered or paid to shareholders in an acquisition. Maryland law also establishes a presumption that an act of a trustee satisfies the required standard of care. In addition, an act of a trustee relating to or affecting an acquisition or a potential acquisition of control is not subject under Maryland law to a higher duty or greater scrutiny than is applied to any other act of a trustee. Maryland law also provides that the duty of a trustee is only enforceable by the trust or in the right of the trust. A shareholder suit to enforce the duty of a trustee, therefore, can only be brought derivatively.

Maryland law also expressly codifies the authority of a Maryland real estate investment trust to include in its charter a provision that allows the board of trustees to consider the effect of a potential acquisition of control on shareholders, employees, suppliers, customers, creditors and communities in which offices or other establishments of the trust are located. Our declaration of trust does not include a provision of this type. Maryland law also provides, however, that the inclusion or omission of this type of provision in the declaration of trust of a Maryland real estate investment trust does not create an inference concerning factors that may be considered by the board of trustees regarding a potential acquisition of control. This law may allow the board of trustees to reject an acquisition proposal even though the proposal was in the best interests of our shareholders.

We also are subject to Maryland Business Combination Statute

Provisions of Maryland law prohibit specified "business combinations" between a Maryland real estate investment trust and any person or entity who beneficially owns ten percent or more of the voting power of its outstanding shares, or any affiliate of the ten percent owner, for five years. Thereafter, the business combination must be approved by (a) 80% of the outstanding voting shares and (b) two-thirds of the outstanding voting shares, other than shares held by the ten percent owner, unless specified statutory conditions are met. A business combination that is approved any time before the ten-percent owner acquires his or her shares is not subject to these special voting requirements. We have not "opted out" of these provisions and, accordingly, we are subject to them.

Our board of trustees has adopted a shareholder rights plan that could discourage a third party from making a proposal to acquire us

In 1999, our board of trustees adopted a shareholder rights plan, which may discourage a third party from making a proposal to acquire us. Under the shareholder rights plan, preferred share purchase rights, which are attached to our common shares, generally will be triggered and become exercisable upon the acquisition of 15% or more of our outstanding common shares, or the commencement of a tender offer seeking at least that amount, unless our board of trustees amends the plan or redeems the rights. If triggered, these rights would entitle our common shareholders other than the acquirer whose rights would be voided to purchase our common shares, and possibly the common stock of the acquirer, at a price equal to one-half of the market value of our common shares.

We have a share ownership limit primarily for REIT tax purposes

To qualify and maintain qualification as a REIT for federal income tax purposes, not more than 50% in value of our outstanding common shares of beneficial interest may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities. In addition, in order for rent paid by the

Company's tenants to qualify for purposes of the gross income tests applicable to REITs, no tenant (including Genesis) nor any person who constructively owns 10% or more of the outstanding shares of Genesis or any other tenant may own actually or constructively 10% or more, in value or voting rights, of our outstanding shares of beneficial interest. Primarily to facilitate compliance with these requirements, our declaration of trust prohibits ownership, directly or by virtue of the attribution provisions of the Tax Code, by any single shareholder of more than 8.6% of the issued and outstanding common shares and generally prohibits the ownership, directly or by virtue of these attribution rules, by any single shareholder of more than 9.9% of any class or series of preferred shares of beneficial interest. We refer to this as the "ownership limit." The federal tax laws include complex share ownership rules that apply in determining whether a shareholder exceeds the ownership limit. These rules may cause a shareholder to be treated as owning the shares of a number of related shareholders. Absent any such exemption or waiver by the board of trustees, shares acquired or held in violation of the ownership limit will be transferred to a trust for the exclusive benefit of a designated charitable beneficiary, and the shareholder's rights to distributions and to vote would terminate. Also, the ownership limit could delay or prevent a change in control and, therefore, could adversely affect our shareholders' ability to realize a premium over the then-prevailing market price for their shares.

Our failure to qualify as a REIT would cause us to be taxed as a corporation

We believe that we were organized and operated in a manner so as to qualify as a REIT under the Internal Revenue Code, commencing with our taxable year ended December 31, 1998, and we currently intend to continue to operate as a REIT during future years. We can give no assurance, however, that we currently qualify or will maintain our qualification as a REIT. Qualification as a REIT involves the satisfaction of numerous requirements, some on an annual and some on a quarterly basis, established under highly technical and complex Internal Revenue Code provisions for which there are only limited judicial and administrative interpretations, and involves the determination of various factual matters and circumstances not entirely within our control. The complexity of these provisions and of the applicable U.S. Treasury regulations is greater in the case of a REIT that holds its assets in partnership form. We can make no assurances that legislation, new regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to our qualification as a REIT or the federal income tax consequences of our qualification as a REIT.

If we fail to qualify as a REIT or to maintain our REIT status, we will be subject to federal and state income taxes, including any alternative minimum tax on our taxable income, at regular corporate rates. Moreover, unless entitled to statutory relief, we will be disqualified from treatment as a REIT for the four taxable years following the year in which REIT qualification is lost. If we failed to qualify as a REIT, our net income available for investment or distribution to our shareholders would be significantly reduced because of the additional tax liability to us for the years involved. In addition, distributions to our shareholders would no longer be required to be made by us. Our failure to qualify as a REIT could reduce materially the value of our common stock and would cause any distributions to shareholders that otherwise would have been subject to tax as capital gain dividends to be taxable as ordinary income to the extent of our current and accumulated earnings and profits. However, subject to limitations under the Internal Revenue Code, corporate distributions may be eligible for the dividends received deduction with respect to our distributions. Our failure to qualify as a REIT also would cause an event of default under our Credit Facility and other indebtedness.

To qualify as a REIT, we currently are required to distribute to our shareholders with respect to each year at least 90% of our taxable income, excluding net capital gain (with respect to our taxable years that ended prior to January 1, 2001, we were required to distribute 95% of the amount to so qualify). In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions made by us with respect to the calendar year are less than the sum of 85% of our ordinary income and 95% of our capital gain net income for that year and any undistributed taxable income from prior periods. We intend to make distributions to our shareholders to the extent necessary to comply with the distribution requirement and to avoid the nondeductible excise tax and will rely for this purpose on distributions from the Operating Partnership.

Special considerations apply to us because of the nature of our assets

The manner in which we derive income from the assisted and independent living facilities and skilled nursing facilities we own is governed by special considerations in satisfying the requirements for REIT qualification. Because we would not qualify as a REIT if we directly operated an assisted or independent living facility or a skilled nursing facility, we lease such facilities to a healthcare provider, such as a subsidiary of Genesis, which operates the facilities. To qualify as a REIT, we must satisfy two gross income tests, under which specified percentages of our gross income must be passive income, like rent. For the rent paid pursuant to the leases, which constitutes substantially all of our gross income, to qualify for purposes of the gross income tests, the leases must be respected as true leases for federal income tax purposes and not be treated as service contracts, joint ventures or some other type of arrangement. In addition, our lessees, including the subsidiaries of Genesis that lease some of our properties, must not be regarded as "related party tenants," as defined in the Internal Revenue Code. We believe that the leases will be respected as true leases for federal income tax purposes. There can be no assurance, however, that the IRS will agree with this view. We also believe that our lessees are not "related party tenants." If the leases were not respected as true leases for federal income tax purposes or if our lessees were regarded as "related party tenants," we would not be able to satisfy either of the two gross income tests applicable to REITs and we would lose our REIT status. See "Risk Factors—Our failure to qualify as a REIT would cause us to be taxed as a corporation" above.

In the event the leases expire and are not renewed, we will have to find a new lessee that is not related to us to lease and operate the properties in order to continue to qualify as a REIT. We are able to elect to treat property acquired as a result of an expired lease as foreclosure property if certain conditions are satisfied. With a valid election, we would be permitted to derive revenues directly from the ownership of such property rather than deriving rental revenues attributable to the lease of such property until the end of the second taxable year following the year of the lease termination but only if an independent contractor begins to operate the property within 90 days after the lease is terminated. The net income from the foreclosure property would be subject to tax at the maximum corporate rate, but the income would qualify under the REIT gross income tests.

In the event of a default on either a lease of, or a mortgage secured by, an assisted or independent living facility or skilled nursing facility, to maintain our REIT qualification, we would either have to immediately lease the property to a lessee that is not related to us, or make a foreclosure election and engage a new healthcare provider. Although with a valid election, we would be permitted to operate the facility for 90 days after taking possession of the facility pursuant to applicable U.S. Treasury regulations without jeopardizing our REIT status, the fact that the facility licenses are held by our lessees or borrowers may preclude us from doing so under applicable healthcare regulatory requirements. The REIT requirements and applicable healthcare regulatory requirements could deter us from exercising our remedies in the event of a default even though such exercise otherwise would be in our best interests.

We pay some taxes

Even if we qualify as a REIT, we are required to pay certain federal, state and local taxes on our income and property. ET Capital Corp., in which we have a 95% nonvoting equity interest, also is subject to federal, state and local taxes on its net income. In addition, as a taxable REIT subsidiary, ET Capital Corp. is subject to special rules that may result in increased taxes. Several Internal Revenue Code provisions ensure that a taxable REIT subsidiary is subject to an appropriate level of federal income taxation. For example, a taxable REIT subsidiary is limited in its ability to deduct interest payments made to an affiliated REIT. In addition, the REIT has to pay a 100% penalty tax on some payments that it receives if the economic arrangements between the REIT and the taxable REIT subsidiary are not comparable to similar arrangements between unrelated parties.

Various factors have affected and are likely to continue to affect our common share price

Various factors have affected and are likely to continue to affect our common share price, including:

- our financial performance and our dependence on Genesis as the primary operator of our facilities;
- the financial performance of Genesis and other lessees of our facilities;

- the market prices of other healthcare REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies; and
- general stock and bond market conditions.

Our common share price is affected by changes in our earnings and cash distributions

We believe that the market value of a REIT's equity securities is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our shares may trade at prices that are higher or lower than the net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our shares. Our failure to meet the market's expectations with regard to future earnings and cash distributions also would likely adversely affect the market price of our common shares.

Shares available for future sale could adversely affect the market price of our common shares

At December 31, 2001, 390,210 units of limited partnership interest in the Operating Partnership are owned by minority interests. These units are redeemable by the holder for cash or, at our election, common shares, subject to certain limitations. In addition, we have reserved a total of 779,340 common shares for issuance pursuant to our 1998 share option and incentive plan, of which 418,934 are exercisable share options as of December 31, 2001. The Company also has reserved a total of 350,000 common shares for issuance pursuant to our 1999 share option and incentive plan, of which 6,000 are exercisable share options as of December 31, 2001. We cannot predict the effect that future sales of any of these common shares, or the perception that such sales could occur, will have on the market prices of our outstanding common shares.

Environmental problems are possible and can be costly

Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances or petroleum product releases at the property. If unidentified environmental problems arise, we may have to make substantial payments, which could adversely affect our cash flow and our ability to make distributions to our shareholders because:

- we or the operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by them in connection with the contamination;

- environmental laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew or caused the presence of the contaminants;
- even if more that one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred; and
- third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site.

Environmental laws also govern the presence, maintenance and removal of asbestos. These laws require (1) that owners or operators of buildings containing asbestos properly manage and maintain the asbestos, (2) that they notify and train those who may come into contact with asbestos and (3) that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during renovation or demolition of a building. These laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers.

Independent environmental consultants have conducted or updated environmental assessments at the properties in which we have an interest. These assessments included a visual inspection of the properties and the surrounding areas, an examination of current and historical uses of the properties and the surrounding areas and a review of relevant state, federal and historical documents. Where appropriate, on a property by property basis, these consultants conducted additional testing, including sampling for: asbestos, lead in drinking water, soil contamination where underground storage tanks are or were located or where other past site usage creates a potential for site impact and for contamination in groundwater.

These environmental assessments have not revealed any environmental liabilities at the properties that we believe would have a material adverse effect on our business, financial condition, revenues or earnings. Asbestos is present at some of our buildings. The environmental consultants have not recommended removal or encapsulation of the asbestos, except in connection with the construction, remodeling, renovation or demolition of a building. For some of our properties, the environmental assessments also note potential offsite sources of contamination such as underground storage tanks. Additionally, for some of our properties, the environmental assessments note previous uses, such as the former presence of underground storage tanks, and in these cases, documented underground storage tanks subject to regulatory requirements were either removed, replaced or otherwise brought into compliance.

Failure of operators to comply with environmental laws regarding the use and disposal of hazardous substances and infectious medical wastes could adversely affect their ability to make lease payments to us

The operation of healthcare facilities also involves the handling, use, storage, transportation, disposal and/or discharge of hazardous, infectious, toxic, radioactive, flammable and other hazardous materials, wastes, pollutants or contaminants. These activities may result in:

- damage to individuals, property or the environment;
- interruption of operations and increases in costs;
- legal liability, damages, injunctions or fines;
- investigations, administrative proceedings, penalties or other governmental agency actions; and
- costs that are not covered by insurance.

We can make no assurance that our lessees will not incur liability in connection with the use and disposal of hazardous substances and infectious medical waste, which could have a material adverse effect on their ability to make lease payments to us.

ITEM 2. PROPERTIES

The following table sets forth certain information comprising the Company's investments in owned real estate property as of December 31, 2001. At December 31, 2001, the Company's properties were encumbered by mortgage loans and bonds aggregating $106.8 million and bearing interest at a weighted average rate of 8.1%. These mortgage loans mature from December 2002 through September 2025. See Note 8 to the Company's Consolidated Financial Statements included in this Form 10-K for additional information.

Property		State	Number of Beds (3)	Investment (4)	Annualized Rental Income (5)
				(dollar amounts in thousands)	
Assisted Living Facilities:					
Heritage Woods *	(1)	MA	126	$12,493	$1,076
Berkshire *	(1)	PA	75	4,700	275
Lehigh *	(1)	PA	75	4,200	199
Sanatoga *	(1)	PA	85	3,600	324
Willowbrook *	(1)	PA	54	6,464	297
Riverview Ridge	(1)	PA	96	6,586	603
Woodbridge		PA	90	12,460	960
Highgate at Paoli Pointe	(1)	PA	81	14,680	1,241
Heritage at North Andover	(1)	MA	97	12,151	1,183
Heritage at Vernon Court	(1)	MA	115	18,820	1,753
Total Assisted Living			894	96,154	7,911
Independent Living Facilities:					
Pleasant View	(1)	NH	72	4,178	410
Total Independent Living			72	4,178	410
Skilled Nursing Facilities:					
Rittenhouse CC *	(1)	PA	183	9,956	822
Lopatcong CC	(1)	NJ	153	15,157	1,297
Wayne NRC	(2)	PA	113	8,465	830
Belvedere NRC	(1)	PA	160	12,545	632
Phillipsburg CC	(1)	NJ	94	2,406	179
Chapel NRC	(1)	PA	240	12,305	1,709
Harston Hall NCH	(1)	PA	196	7,835	847
Pennsburg Manor NRC	(1)	PA	120	11,567	1,155
Total Skilled Nursing			1,259	80,236	7,471
Medical Office and Other Buildings:					
Professional Office Building I		PA		4,602	1,027
DCMH Medical Office Building		PA		8,376	1,587
Salisbury Medical Office Bldg.	(1)	MD		1,451	195
Lacey Branch Office Building		NJ		625	65
Total Medical Office and Other				15,054	2,874
Total Properties:			2,225	$195,622	$18,666

* Represent properties included in the Company's borrowing base for the Credit Facility and pledged as collateral.

(1) Represent properties that are leased to and/or managed by Genesis or Genesis Equity Investees. See "Transactions with Genesis."

(2) Represents property managed by Genesis but leased by an unrelated third party. See "Transactions with Genesis."

(3) Based upon the number of private and semi-private beds in service at December 31, 2001.

(4) Includes investments in real estate properties aggregating $186.4 million, before reductions for accumulated depreciation and includes credit enhancements on several properties, which aggregated $9.2 million. Credit enhancements include bond and operating reserve funds aggregating $5.4 million, security deposits of $3.3 million and mortgage escrow accounts of $0.5 million.

(5) Reflects contract rate of annual base rent under fixed and minimum rent leases and estimated rent under percentage rent leases assuming rental income for these properties consistent with 2001.

The Company's interest in the Woodbridge facility was previously classified as "held for sale". As previously disclosed, the sale was expected to close during the later part of 2001. In November 2001, the Company's management made a decision to remove the Woodbridge facility from the held for sale category. The Company recorded $59,000 in depreciation expense for the period covering November and December 2001, based on the adjusted carrying value of $9.7 million at November 1, 2001. In February 2002, the Company announced that it had entered into a new lease and purchase option agreement, for the Woodbridge facility with a new tenant, who is an affiliate of Newton Senior Living LLC, for an initial lease term of 10 years commencing on February 1, 2002.

The Company holds a fee interest in each of its properties except for the Professional Office Building I and the DCMH Medical Office Building (in which the Company owns a condominium unit), which are leasehold interests subject to long-term ground leases from unaffiliated companies.

Each of the Company's skilled nursing and senior housing facilities, which includes the land (if owned), buildings, improvements and related rights, are leased principally to healthcare providers pursuant to long-term triple net leases. The leases generally have fixed terms of 5 to 12 years and contain multiple five to ten-year renewal options. These properties are leased principally under percentage and minimum rent leases. These lessees are required to insure, repair, rebuild and maintain the leased properties. The leases with tenants in the medical office and other buildings are generally fixed rent leases, which provide for specified annual rents, subject to annual increases in some of the leases. Generally, these leases are for a five-year period. Some of the lessees are required to insure, repair, rebuild and maintain the leased properties. The Company believes that its leased properties are adequately insured under insurance policies maintained by the lessees. See "Business - Investments - Owned Property - Operating Leases."

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of security holders during the three months ended December 31, 2001, through the solicitation of proxies or otherwise.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The following table sets forth the high and low sales prices of the Company's common stock on the New York Stock Exchange and the distributions paid per share for the periods indicated.

Quarter Ended	High	Low	Cash Distributions Per Share	
December 31, 2001	$8.85	$6.83	$ -	
September 30, 2001	7.50	5.00	-	
June 30, 2001	5.19	3.45	-	
March 31, 2001	3.75	2.38	-	
December 31, 2000	2.81	0.94	-	
September 30, 2000	1.38	0.69	-	(1)
June 30, 2000	3.63	0.56	0.30	
March 31, 2000	7.69	2.69	0.30	

(1) Effective beginning with the quarter ended September 30, 2000, the Company suspended the payment of quarterly distributions to its shareholders.

Effective January 31, 2001, the Company is precluded under its Credit Facility from paying distributions to its shareholders in excess of 110% of the amount required to be distributed to maintain its REIT status for federal income tax purposes. To qualify as a REIT, the Company must distribute with respect to each year at least 90% of its taxable income, excluding any net capital gain, to its shareholders.

During 2000, the Company recorded significant bad debt expenses due to the Genesis bankruptcy filing related to loans and properties under lease and, as a result, recognized a net loss for financial reporting purposes. For federal income tax purposes, these losses totaling approximately $13.5 million will be recorded in 2001 as required under applicable income tax rules. When recognized for federal income tax purposes, these losses will reduce the amount otherwise required by the Company to be distributed to meet REIT requirements.

Based on the amount of these losses, the Company does not believe it would have to make any distributions to its shareholders until at least December 2002 for REIT qualification purposes. Distributions by the Company are at the discretion of its board of trustees. The Company currently anticipates that it will address its distribution policy during the latter part of 2002. Such policy will depend upon various factors, including the minimum distribution required under federal tax law to maintain REIT status, the Company's cash available for distribution, limitations or restrictions under various debt covenants and other cash uses deemed appropriate by the Company.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data for the years ended December 31, 2001, 2000, 1999 and the period from January 30, 1998 through December 31, 1998 and as of December 31, 2001, 2000, 1999 and 1998, is derived from the consolidated financial statements of the Company. The following data should be read together with the Company's consolidated financial statements and related notes, and other financial information included in this Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	2001	2000	1999	1998
	(in thousands, except per share data)			
Operating Data:				
Revenues	$25,630	$26,584	$28,141	$21,233
Expenses:				
Property expenses	1,250	1,128	1,124	975
Interest expense	11,728	14,007	13,136	6,256
Depreciation	5,678	5,850	5,788	4,460
General and administrative, separation agreement and start-up expenses	3,253	3,622	5,412	4,648
Loss on impairment of long-lived assets	450	5,306	-	-
Bad debt expense	116	9,522	-	-
Total expenses	22,475	39,435	25,460	16,339
Equity in losses of unconsolidated entities, net	(2,590)	(10,010)	(2,482)	(648)
Minority interest	(41)	1,531	(19)	(273)
Net income (loss) before extraordinary item	524	(21,330)	180	3,973
Extraordinary item, net of minority interest	-	-	(1,210)	-
Net income (loss)	$ 524	($ 21,330)	($ 1,030)	$ 3,973
Per share information:				
Basic net income (loss) per share:				
Basic net income (loss) per share before extraordinary item	$0.07	($3.00)	$0.03	$0.54
Basic net income (loss) per share	$0.07	($3.00)	($0.14)	$0.54
Weighted average basic common shares outstanding	7,184	7,119	7,198	7,369

Diluted net income (loss) per share:				
Diluted net income (loss) per share before extraordinary item	$0.07	($3.00)	$0.03	$0.54
Diluted net income (loss) per share	$0.07	($3.00)	($0.14)	$0.54
Weighted average diluted common shares outstanding	7,442	7,119	7,198	7,369
Distributions per share	$0.00	$0.60	$1.46	$0.97

	December 31, 2001	December 31, 2000	December 31, 1999	December 31, 1998
	(in thousands)			
Balance Sheet Data:				
Real estate properties, net	$166,660	$149,804	$171,681	$176,129
Real estate loans receivable, net	-	41,559	48,646	47,899
Bank credit facility	7,174	38,720	39,670	90,204
Mortgages, bonds and notes payable	107,715	108,947	110,084	53,728
Total liabilities	119,916	152,931	155,053	149,162
Total shareholders' equity	80,998	80,099	103,440	113,296

	2001	2000	1999	1998
	(in thousands)			
Other Data:				
Funds from Operations (1)	$10,579	($6,620)	$9,939	$9,518
Cash flow provided by operating activities	11,146	7,499	16,727	13,742
Cash flow provided by (used in) Investing activities	20,855	(313)	(4,855)	(205,402)
Cash flow provided by (used in) financing activities	(32,430)	(7,686)	(10,539)	193,932

The following table presents the Company's Funds from Operations for the years ended December 31, 2001, 2000 1999 and 1998:

	2001	2000	1999 (1)	1998 (1)
	(in thousands)			
Funds from Operations:				
Net income (loss)	$ 524	($ 21,330)	($ 1,030)	$ 3,973
Minority interest	41	(1,531)	(67)	273
Net income (loss) before minority interest	565	(22,861)	(1,097)	4,246
Adjustments to derive funds from operations:				
Add:				
Real estate depreciation and amortization:				
Consolidated entities	5,660	5,976	5,963	4,664
Unconsolidated entities	4,488	4,489	4,492	1,243
Impairment charges on real estate properties	450	5,306	-	-
Extraordinary loss on debt extinguishment	-	-	1,296	-
Funds from Operations before allocation to minority interest	11,163	(7,090)	10,654	10,153
Funds from Operations allocable to minority interest	(584)	470	(715)	(635)
Funds from Operations attributable to the common shareholders	$10,579	($ 6,620)	$ 9,939	$ 9,518

(1) For comparison, purposes the years ended December 31, 1999 and 1998 were restated to conform to the new FFO definition.

(2) The White Paper on Funds from Operations approved by the Board of Governors of NAREIT in October, 1999 defines Funds from Operations as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis. The Company believes that Funds from Operations is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of the Company to incur and service debt, to make capital expenditures and to fund other cash needs. The Company computes Funds from Operations using standards established by NAREIT which may not be comparable to Funds from Operations reported by other REITs that do not define the term using the current NAREIT definition or that interpret the current NAREIT definition differently than the Company. Funds from Operations does not represent cash generated from operating activities using generally accepted accounting principles and should not be considered as an alternative to net income as an indication of the Company's financial performance, or to cash flow from operating activities as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs,

including its ability to make cash distributions. Effective January 1, 2000, Funds from Operations includes both recurring and non-recurring results of operations, except those results defined as "extraordinary items" under generally accepted accounting principles and gains and losses from sales of depreciable operating property. For comparative purposes, Funds from Operations for periods prior to 2000 have been restated to conform to the new definition of Funds from Operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

The Company is a self-managed and self-administered REIT that invests principally in senior housing and other healthcare facilities, primarily skilled nursing facilities, assisted and independent living facilities and medical office and other buildings. The Company is the sole general partner of the Operating Partnership and conducts primarily all of its operations through the Operating Partnership.

At December 31, 2001, the Company's consolidated assets primarily consisted of a portfolio of 23 healthcare properties aggregating $166.7 million in assets. The portfolio consists of ten assisted living facilities, eight skilled nursing facilities, one independent living facility and four medical office and other buildings, which are leased back to the prior owners or other third parties. These facilities comprised approximately 92% of the Company's consolidated assets at December 31, 2001.

Approximately 71% of the Company's consolidated assets at December 31, 2001 consisted of real estate properties leased to or managed by Genesis or Genesis Equity Investees. In addition, the Company's Equity Investees have also leased properties to Genesis or Genesis Equity Investees. Revenues recorded by the Company in connection with these leases aggregated $14.8 million in 2001. As a result of these relationships, the Company's revenues and ability to meet its obligations depends, in significant part, upon the ability of Genesis and Genesis Equity Investees to meet their lease obligations. Any failure of these entities to continue their operations and/or to continue to make lease payments to the Company could have a significant adverse impact on the Company's operations and cash flows due to the significant portion of our properties leased to such entities.

In addition to the facilities leased or managed by Genesis or Genesis Equity Investees, during 2001, the Company had loans outstanding to Genesis totaling approximately $12.2 million. These loans were repaid by Genesis in December 2001. The proceeds from these loan repayments were used by the Company to reduce the balance outstanding under the Credit Facility. Interest income recorded by the Company during 2001 on the loans repaid by Genesis in December 2001 totaled $3.1 million.

Genesis and Multicare Chapter 11 Bankruptcy Filings; Lease and Loan Restructurings; Genesis and Multicare Emergence from Bankruptcy

On June 22, 2000, Genesis and The Multicare Companies, Inc., formerly a 43.6% owned non-consolidated subsidiary of Genesis and a borrower of the Company, filed for protection under Chapter 11 of the United States Bankruptcy Code. During 2000, the Company, Genesis and Multicare and Genesis and Multicare's major creditors negotiated agreements to restructure their debt and lease obligations with the Company. The agreements were approved by the U.S. Bankruptcy Court on January 4, 2001 and were consummated on January 31, 2001.

Under the more significant terms of the agreement with Genesis:

(1) Twenty-one of the then existing twenty-three lease agreements between Genesis subsidiaries and ElderTrust continued in effect in accordance with their terms, except as provided below:

- Two leases were modified to reduce combined rents for the properties by $745,000 per year;
- One lease was modified to create an early termination right commencing on December 31, 2002; and
- One lease was modified to permit the Company to terminate the lease during 2001 without penalty if the current tenant is unable to achieve occupancy targets specified by loan documents secured by property. The lease remains in effect at December 31, 2001.

(2) Two leases (Windsor Office Building and Windsor Clinic/Training facility) were terminated when the two properties subject to the leases were sold to Genesis for $1.25 million; such amount being paid through an increase in the notes receivable described in (4) below;

(3) An $8.5 million loan previously guaranteed by the Company and owed to Genesis by ET Sub-Meridian, an unconsolidated subsidiary of the Company, was conveyed to the Company in a manner to effect an $8.5 million reduction in amounts owed to the Company by Genesis;

(4) The maturity date for three loans (Oaks, Coquina and Mifflin) made by the Company to Genesis and affiliated entities with unpaid principal balances totaling approximately $7.5 million at June 30, 2000 (after taking into account the aforementioned $1.25 million increase and $8.5 million reduction) were extended to June 30, 2002 at the rates in effect prior to the Genesis bankruptcy filing (these loans were repaid by Genesis in December 2001). In addition, the asset transfer agreements were terminated; and

(5) The maturity date and interest rate for one loan (Harbor Place) with a principal balance of approximately $4.8 million made by the Company to an entity in which Genesis owns a 100% limited partner interest was extended to May 31,

2002 at a 10% interest rate, an increase of 0.5% (this loan was repaid by Genesis in December 2001).

Under the terms of the agreement with Multicare, the Company acquired three properties which had secured three loans (Lehigh, Berkshire and Sanatoga) with outstanding principal amounts totaling approximately $19.5 million, and having a fair value of $12.5 million, at December 31, 2000, in exchange for the outstanding indebtedness. These properties were then leased back to Multicare affiliates under long-term operating lease agreements. The Company had no other transactions with this entity.

On September 12, 2001, Genesis announced that the U.S. Bankruptcy Court had approved the Genesis and Multicare joint plan of reorganization, subject to certain minor modifications. On October 2, 2001, Genesis announced that it, along with Multicare, had successfully completed their reorganization and had emerged from bankruptcy. Genesis also announced that upon the acceptance of the reorganization plan Multicare became a wholly owned subsidiary of Genesis.

Suspension of Quarterly Cash Distributions to Shareholders

Effective beginning with the quarter ended September 30, 2000, the Company suspended the payment of cash distributions to its shareholders. Effective January 31, 2001, the Company is precluded under its Credit Facility from paying distributions to its shareholders in excess of 110% of the amount required to be distributed to maintain its REIT status for federal income tax purposes. To qualify as a REIT, the Company must distribute with respect to each year at least 90% of its taxable income, excluding any net capital gain, to its shareholders.

During 2000, the Company recorded significant bad debt expenses due to the bankruptcy filing by Genesis related to loans and properties under lease and, as a result, recognized a net loss for financial reporting purposes. For federal income tax purposes, these losses totaling approximately $13.5 million will be recorded in 2001 as required under applicable income tax rules. When recognized for federal income tax purposes, these losses will reduce the amount otherwise required by the Company to be distributed to meet REIT requirements.

Based on the amount of these losses, the Company does not believe it would have to make any distributions to its shareholders until at least December 2002 for REIT qualification purposes. Distributions by the Company are at the discretion of its board of trustees. The Company currently anticipates that it will address its distribution policy during the latter part of 2002. Such policy will depend upon various factors, including the minimum distribution required under federal tax law to maintain REIT status, the Company's cash available for distribution, limitations or restrictions under various debt covenants and other cash uses deemed appropriate by the Company.

Critical Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

The Company's critical accounting policies are as follows:

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. Any impairment recognized is measured by the amount by which the carrying amount of the assets exceeds its estimated fair value.

Revenue Recognition

The Company's real estate assets are leased to operators primarily through long-term triple-net leases. These leases generally take the form of percentage, minimum or fixed rents. Lease payments are recognized as revenue when earned, based on the provisions of the underlying leases. The Company reports base rental revenue on these leases using the straight-line method over the terms of the respective leases. The Company records an unbilled rent receivable or payable representing the amount that the straight-line rental revenue exceeds or reduces the rent currently collectible under the lease agreements.

Investments in Unconsolidated Entities

The Company has several investments in entities in which the controlling voting interest is owned by Mr. D. Lee McCreary, Jr., the Company's President, Chief Executive Officer and Chief Financial Officer. As a result, the Company accounts for these investments using the equity method of accounting.

Investments in limited partnerships accounted for under the equity method of accounting recognize losses only to the extent of the limited partner's investment and advances made. The limited partner will recognize losses in excess of its investment, including advances, if it has guaranteed performance under any debt or other obligations of the limited partnership.

A summary of the Company's investments in its equity investees follows:

ET Capital Corp.

The Company has (a) nonvoting 95% equity interest in and (b) $3.1 million in loans to ET Capital Corp. ("ET Capital"), net of a bad debt allowance of $5.9 million. The voting 5% equity interest in ET Capital is owned by Mr. McCreary.

As of December 31, 2001, ET Capital owned a $7.8 million second trust mortgage note executed by The AGE Institute of Florida ("AGE"), which ET Capital acquired in two separate transactions from Genesis during 1998. This note matures on September 30, 2008 with payments of interest only, at a fixed annual rate of 13% due quarterly until the note is paid in full. During 2000, the borrower ceased making interest payments to ET Capital and in November 2000, ET Capital notified the borrower that it was in default of the $7.8 million second trust mortgage loan held by ET Capital.

Management of ET Capital has determined, based on the decrease in the underlying cash flows generated by the properties securing the note, that the value of the underlying collateral may not be sufficient to satisfy the borrower's obligation under the note. As a result, a bad debt allowance of $7.8 million was recorded by ET Capital during the year ended December 31, 2000.

In addition, ET Capital has notes receivable aggregating $3.2 million and $0.9 million at December 31, 2001 from two of the Company's Equity Investees and one of the Company's consolidated subsidiaries, respectively. These loans mature at various dates from April 2008 to December 2011 and bear interest at 14%, with interest and principal payable monthly. ET Capital Corp. recorded $0.5 million and $0.1 million, respectively in interest income for the year ended December 31, 2001.

At December 31, 2001, ET Capital's long-term debt includes two demand promissory notes payable to the Operating Partnership aggregating $5.9 million, which were used to partially fund ET Capital's investment in the second trust mortgage note referred to above. These notes bear interest at a weighted average rate of 12.1% with interest only payable quarterly. During the year ended December 31, 2000, the Company recorded a bad debt allowance of $5.9 million relating to this loan. In addition, ET Capital has loans payable to the Company aggregating $3.1 million, bearing interest at 15% and maturing at various dates from April 2008 to December 2011. The proceeds from these loans were used to partially fund ET Capital's other investments.

The Company recorded $0.8 million and $0.7 million in interest income for the years ended December 31, 2001 and 2000, respectively, on the notes receivable from ET Capital. The Company also recorded losses of $0.3 million and $7.2 million related to the portion of its equity interest in ET Capital's results of operations for the years ended December 31, 2001 and 2000, respectively.

In May 2001, ET Capital was named as a third party defendant in a complaint filed against Genesis. The complaint was filed by several not-for-profit entities, including AGE, which own skilled nursing facilities that were formerly managed by Genesis. The third party complaints arise from a lawsuit filed by Genesis seeking payment from AGE of various management fees allegedly owed Genesis by AGE. In its third party complaint, AGE asserts, among other things, that by acquiring in 1998 the $7.8 million of loans from Genesis secured by second mortgage liens on properties owned by AGE, ET Capital joined with Genesis in an effort to defraud AGE. ET Capital believes that the complaint is without merit and intends to vigorously defend its position.

ET Sub-Meridian Limited Partnership, L.L.P.

The Company has a 99% limited partnership interest in ET Sub-Meridian. Mr. McCreary owns the 1% general partner interest through a limited liability company of which he is the sole member. ET Sub-Meridian owns the leasehold and purchase option rights to seven skilled nursing facilities located in Maryland and New Jersey, which it acquired from Genesis in 1998. The purchase options are exercisable by ET Sub-Meridian in September 2008 for a cash exercise price of $66.5 million. ET Sub-Meridian subleased the facilities to Genesis for an initial ten-year period with a ten-year renewal option. Genesis has guaranteed the subleases.

In connection with the ET Sub-Meridian transaction, the Company agreed to indemnify the property owners for any loss of deferral of tax benefits prior to August 31, 2008 due to a default under a sublease or if a cure of a default by the Genesis subsidiary leasing the facilities resulted in a taxable event to the owners. The Company also agreed to indemnify Genesis for any amounts expended by Genesis under the back-up indemnity provided by Genesis to the current owners for the same loss.

ET Sub-Meridian has real estate investments and long-term debt of $99.5 million and $104.2 million and $103.0 million and $105.4 million, respectively, at December 31, 2001 and 2000. Included in long term debt, ET Sub-Meridian has a $17.6 million subordinated demand loan bearing interest at 12% payable to the Company in connection with the above transaction. The Company recorded $2.1 million in interest income on this loan for the years ended December 31, 2001 and 2000. As described above, as part of the restructuring of the lease and loan transactions between Genesis and the Company, on January 31, 2001, the Company acquired from Genesis a $8.5 million loan receivable of ET Sub-Meridian that had been guaranteed by the Company. The interest rate on this loan is 8%. The Company recorded interest income of $0.6 million on this loan for the eleven months ended December 31, 2001. The Company recorded losses of $2.0 million and $2.5 million related to the portion of its equity interest in ET Sub-Meridian's results of operations for the years ended December 31, 2001 and 2000, respectively. See Note 6 of the Company's consolidated financial statements for additional information.

ET Sub-Cabot Park, LLC
ET Sub-Cleveland Circle, LLC

The Company has a 99% non-managing member interest in ET Sub-Cabot Park and LLC, and ET Sub-Cleveland Circle, LLC, each of which owns a single assisted living facility. The 1% managing member interest in these companies is owned by a limited liability company of which Mr. McCreary is the sole member.

Et Sub-Cabot Park and ET Sub-Cleveland Circle have subordinated demand loans in the aggregate amount of $3.1 million payable to the Company at December 31, 2001, bearing interest at 12%. The Company recorded $381,000 and $382,000 in interest income for the years ended December 31, 2001 and 2000, respectively, in connection with these demand loans.

In addition, these companies have loans payable to ET Capital aggregating $3.2 million at December 31, 2001 and 2000. These loans mature at various dates from April 2008 to December 2011 and bear interest at 14% with interest and principal payable monthly.

The Company recorded aggregate losses of $272,000 and $342,000 related to its equity interest in ET-Sub-Cabot Park, LLC's and ET Sub-Cleveland Circle, LLC's results of operations for the years ended December 31, 2001 and 2000, respectively. These two entities have real estate investments and aggregate long-term debt of $29.2 million and $29.7 million, respectively, at December 31, 2001. For 2000, the real estate investments and aggregate long-term debt was $30.2 million. See Note 6 of the Company's consolidated financial statements included in this Form 10-K for additional information.

At December 31, 2001, ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC each leased one property to a Genesis Equity Investee under a minimum rent lease, with an initial term of ten years and a ten-year renewal option. ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC received aggregate lease payments of $3.1 million in 2001 from Genesis Equity Investees. See Note 6 of the Company's consolidated financial statements for additional information.

Results of Operations

Year ended December 31, 2001 compared to the year ended December 31, 2000

Revenues

Rental revenues were $18.8 million for 2001 as compared to $18.6 million for 2000. Rental revenues attributable to Genesis and Genesis Equity Investees totaled $14.8 million, or 79% of total rental revenues, for 2001 compared to $14.8 million, or 80% of total revenues for 2000.

Interest income was $2.7 million for 2001 as compared to $4.5 million, net of amortization of deferred loan costs of $145,000 for 2000, a 40.2% decrease. This decrease was a result of debt restructuring involving Genesis and Multicare during 2000, which was completed during 2001. The decrease was also due to the pay-off of loans which were not part of the restructuring with Genesis. See "Genesis and Multicare Chapter 11 Bankruptcy Filings; Lease and Loan Restructurings; Genesis and Multicare Emergence from Bankruptcy." During 2001, the Company had loans outstanding to Genesis totaling approximately $12.2 million. These loans were repaid by Genesis in December 2001. The proceeds from these loan repayments were used to reduce the balance outstanding under the Credit Facility. Interest income recorded by the Company during 2001 on all the loans repaid by Genesis in December 2001 totaled $1.3 million. During 2001, another borrower repaid a $10.2 million loan receivable from the Company, the proceeds of which were also used to reduce the outstanding balance under the Credit Facility. Interest income, net of bad debt expense, recorded by the Company during 2001 on this loan totaled $0.8 million. At December 31, 2001, the Company did not have any remaining loan receivables. Accordingly, the Company does not anticipate recognizing interest income from loan receivables in subsequent periods.

Interest from unconsolidated Equity Investees was $3.9 million for 2001 as compared to $3.3 million for 2000. This represents a 20.5% increase over the prior year. This increase is primarily due to the interest payments received by the Company related to a $8.5 million note receivable from ET Sub-Meridian, an unconsolidated subsidiary of the Company. This loan, which was previously guaranteed by the Company and owed to Genesis by ET Sub-Meridian, an unconsolidated subsidiary of the Company, and was conveyed to the Company in January 2001 in a manner to effect an $8.5 million reduction in amounts owed to the Company by Genesis under the terms of the restructuring with Genesis. See "Genesis and Multicare Chapter 11 Bankruptcy Filings; Lease and Loan Restructurings; Genesis and Multicare Emergence from Bankruptcy."

Expenses

Property operating expenses principally relate to medical office buildings, which are subject to leases that do not require the lessees to pay all property operating expenses. Property operating expenses for these properties were $1.3 million for 2001 compared to $1.1 million for 2000. Property operating expenses as a percentage of medical office building rental revenues increased to 43.5% for 2001 from 38.2% for 2000.

Interest expense, which includes amortization of deferred loan costs of $0.7 million, was $11.7 million for 2001 as compared to $14.0 million, net of amortization of deferred loan costs of $0.6 million for 2000. The decrease of $2.3 million is due to lower LIBOR rates and lower third party debt balances outstanding. The Credit Facility and mortgages and notes payable to third parties decreased from $146.7 million at December 31, 2000 to $113.9 million at December 31, 2001, respectively, including a $31.5 million reduction in the outstanding balance under the Credit Facility. The weighted average interest rate on outstanding third party debt decreased from 8.5% at December 31, 2000 to 7.1% at December 31, 2001. The Company's interest rate on the Credit Facility was 5.44% at December 31, 2001 compared to 9.63% at December 31, 2000. Amounts outstanding under the Credit Facility bear interest at a floating rate equal to 3.25% over one-month LIBOR.

Depreciation on real estate properties was approximately $5.7 million for 2001 compared to $5.9 million for 2000. This decrease is primarily due to the Woodbridge property being held for sale for the ten months ended October 31, 2001. During the held for sale period the property was not depreciated, as required under SFAS No. 121,"Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of".

General and administrative expense was approximately $3.3 million for 2001 compared to $3.6 million for 2000. This decrease is primarily due to decreased compensation for officers of approximately $0.2 million, a decrease of $0.7 million in connection with property due diligence for investment transactions that were not completed in 2000 offset, in part, by an increase in legal expenses of approximately $0.6 million relating to the Genesis and Multicare lease and loan restructuring transactions and the resolution of the Woodbridge property new lease agreement.

Bad debt expense was $0.1 million for 2001 and $9.5 million for 2000. The bad debt expense recorded in 2000 resulted from impairment charges recorded on real estate loans receivable of $7.1 million, investments in and advances to unconsolidated entities of $1.4 million and a note receivable from a former officer of the Company of $990,000.

Loss on impairment of long-lived assets was $0.5 million for 2001 and $5.3 million for 2000. The loss on impairment of long-lived assets recorded in 2000 resulted primarily from fair market value adjustments on real estate properties held for sale at December 31, 2000.

The net losses recorded by the Company for its investment in ET Sub-Meridian, ET Capital, ET Sub-Cleveland and ET Sub-Cabot were $2.6 million for 2001 and $10.0 million for 2000. The net decrease in net equity in losses of unconsolidated subsidiaries is primarily due to the bad debt expense of $7.8 million recorded by ET Capital during 2000. See "Investments in Unconsolidated Entities".

Year ended December 31, 2000 compared to the year ended December 31, 1999

Revenues

Rental revenues for 2000 and 1999 were stable at $18.6 million. Rental Revenues attributable to Genesis and Genesis Equity Investees totaled $14.8 million, or 80% of total rental revenues, for 2000 compared to $14.7 million, or 80% of total revenues, for 1999.

Interest income was $4.5 million, net of amortization of deferred loan costs of $145,000, for 2000 as compared to $5.7 million, net of amortization of deferred loan costs of $227,000 for 1999, a 19.6% decrease. This decrease was a result of debt restructuring involving Genesis and Multicare during 2000. See "Genesis and Multicare Chapter 11 Bankruptcy Filings; Lease and Loan Restructurings; Genesis Emergence from Bankruptcy".

Interest from unconsolidated Equity Investees was $3.3 million for 2000 as compared to $3.8 million for 1999. This represents a 14.6% decrease over the prior year. This decrease was primarily due to ET Capital not making its second, third or fourth quarter 2000 interest payments to the Company on its notes payable related to the AGE second mortgage transactions. See "Investments in Unconsolidated Entities".

Expenses

Property operating expenses principally relate to medical office buildings, which are subject to leases that do not require the lessees to pay all property operating expenses. Property operating expenses for these leased properties were stable at $1.1 million for 2000 and 1999. Property operating expenses as a percentage of medical office building rental revenues decreased to 38.2% for 2000 as compared to 42.9% for 1999.

Interest expense, which includes amortization of deferred loan costs of $0.6 million for 1999, was $14.0 million for 2000 as compared to $13.1 million for 1999. The increase of $0.9 million is due to fluctuations in the LIBOR rate to the Credit Facility terms that required the Company to pay a monthly facility fee in an amount equal to 0.0625% (0.75%) of the outstanding balance. This increase in interest expense of $1.8 million was partially offset by a reduction in amortization of deferred loan costs of $0.9 million. Third party debt, which includes the Credit Facility and mortgages and notes payable, decreased from $148.7 million at December 31, 1999 to $146.7 million at December 31, 2000. The weighted average interest rate on outstanding third party debt increased from 8.4% at December 31, 1999 to 8.5% at December 31, 2000. The Company's interest rate on the Credit Facility was 9.63% at December 31, 2000 and 9.25% at December 31, 1999. After January 31, 2001, amounts outstanding under the Credit Facility bear interest at a floating rate equal to 3.25% over one-month LIBOR under the Fourth Amendment to the Credit Agreement.

Depreciation on real estate properties was approximately $5.8 million for both 2000 and 1999.

General and administrative expenses were $3.6 million for 2000 as compared to $2.6 million for 1999, an increase of 38.5%. The increase was primarily due to increased compensation for officers and the expenses of $0.7 million in connection with property due diligence for investment transactions that were not completed.

Bad debt expense of $9.5 million for 2000 resulted from impairment charges recorded on real estate loans receivable of $7.1 million, investments in and advances to unconsolidated entities of $1.4 million and a note receivable from a former officer of the Company of $990,000.

An extraordinary loss of $1.2 million, net of a minority interest benefit of $86,000, was recorded for 1999 in connection with the prepayment of an existing mortgage loan.

Loss on impairment of long-lived assets was $5.3 million for 2000. The loss on impairment of long-lived assets recorded in 2000 resulted primarily from fair market value adjustments on real estate properties held for sale at December 31, 2000.

The net losses recorded by the Company for its investment in ET Sub-Meridian, ET Capital, ET Sub-Cleveland and ET Sub-Cabot were $10.0 million for 2000 and $2.5 million for 1999. The net increase in net equity in losses of unconsolidated entities is primarily due to the bad debt expense of $7.8 million recorded by ET Capital during 2000. See "Investments in Unconsolidated Entities".

Liquidity and Capital Resources

Net cash provided by operating activities was $11.1 million for 2001 as compared to $7.5 million for 2000. This increase in cash of $3.6 million is comprised of the following (a) an increase in net income of $21.8 million offset, in part, by (b), the net decrease in bad debt of $9.4 million, (c) the net decrease in loss on impairment of long-lived assets of $4.9 million, (d) the net decrease in minority interest and equity in losses from unconsolidated entities of $5.8 million, (e) the net decrease in depreciation and amortization of $0.2 million and (f) increased by the net change in operating assets and liabilities of $2.1 million.

Net cash provided by investing activities was $20.9 million for 2001 compared to net cash used in investing activities of $0.3 million for 2000. Net cash provided by investing activities for the year ended December 31, 2001 included (a) $21.7 million received in principal payments on loans receivable, (b) $0.2 million in proceeds from affiliates offset by (c) $0.8 million net increase in deposits and restricted cash.

Net cash used in financing activities was $32.4 million for 2001 compared to $7.7 million for 2000. The net cash used in financing activities for 2001 principally included $31.4 million in payments on the Credit Facility and $1.2 million in payments on mortgages. Net cash used in financing activities for 2000 included (a) $0.8 million in payments of deferred financing fees, (b) $1.0 million in payments on the Credit Facility, (c) $1.1 million in payments on mortgages payable, (d) $4.6 million in distributions to shareholders and minority interests and (e) $0.2 million related to the purchase of partnership units.

At December 31, 2001, the Company's consolidated net real estate investments in properties and loans aggregated $166.7 million as compared to $202.7 million as of December 31, 2000. This decrease of $36.0 million primarily resulted from (a) Genesis paying approximately $12.2 million to the Company in full payment of their term and construction loan receivables in December 2001, (b) an unrelated third party paid to the Company approximately $10.2 million including principal and interest in full payment of their construction loan receivable during October, 2001 and (c) approximately $12.5 million in loan receivables were exchanged for three assisted living facilities which secured by these loans. The proceeds of $22.4 million were used to reduce the balance outstanding under the Company's Credit Facility. Working capital (deficit) was ($49.6) million and ($21.5) million at December 31, 2001 and 2000, respectively. The increase in the working capital (deficit) at December 31, 2001 compared to 2000 was primarily due to the inclusion in current liabilities of three mortgages secured by four properties with unpaid principal balances totaling $30.0 million that will mature in December 2002. The Company has the right to extend the maturity of each of these mortgages for two additional years upon the payment of an aggregate extension fee of $150,000, subject to the requirement that the mortgages are not then in default and that the lender has determined that there has been no material adverse change in the condition, financial, physical or otherwise, of the property, or the borrower or any guarantor or indemnitor since November 1999 and that the performance of the property is consistent with its performance as of November 1999. The repayment of principal and interest on these mortgage loans is non-recourse to the Company. However, if the maturity date of these mortgages is not extended by the lender and the lender foreclosed on the properties securing the mortgages, the Company would lose the properties and the revenues it derives from the properties. At December 31, 2001, the properties had a book value of $36.9 million. During 2001, the Company derived $4.0 million of revenues from the properties.

The working capital deficit also includes the $7.2 million balance owed under the Credit Facility, which matures on August 31, 2002. Based on the anticipated monthly payments to August 31, 2002, the Company estimates that there will be a balance due at maturity of approximately $3.0 million. Based on the significant reduction during 2001 in the amount outstanding under the Credit Facility and the Company's payment history, the Company believes that it will be successful in negotiating a further extension of the Credit Facility that will enable it to pay-off all amounts outstanding under the Credit Facility within a reasonable period of time. If the Company is unable to negotiate a further extension of the Credit Facility or obtain replacement financing by August 31, 2002, or for any other reason the Operating Partnership were to be in default under the Credit Facility prior to its maturity, Deutsche Bank could exercise its right to foreclose on the collateral securing the Credit Facility, which could have an adverse affect on the Company's financial condition and results of operations.

Cash and cash equivalents were $2.7 million and $3.1 million at December 31, 2001 and December 31, 2000, respectively. The Company's management believes that available cash and cash equivalents should be sufficient to satisfy the Company's short-term working capital needs (other than the repayment of amounts outstanding under the Credit Facility). The current economic recession, combined with the net reduction in Medicare reimbursement levels during and after 1998, which resulted in a significant curtailment of the willingness of banks to extend loans secured by healthcare-related real estate, has adversely impacted the debt and equity markets for healthcare-related companies. The Company depends on these markets to fund its long-term liquidity needs. The Company's ability to access the capital and credit markets will likely be significantly limited until such time as these markets improve. The Company does not have sufficient cash flow to repay indebtedness if its creditors require immediate repayment of these amounts or if the collateral underlying these amounts is insufficient to cover the outstanding balances.

As of December 31, 2001, the Company had shareholders' equity of $81.0 million and Credit Facility borrowings and mortgages, bonds and notes payable, including notes payable to third parties, aggregating $114.9 million, which represents a debt to equity ratio of 1.42 to 1. This was a decrease from 1.83 to 1 at December 31, 2000. This decrease was due primarily to a net decrease of $32.8 million in such indebtedness and a net increase in shareholders' equity of $0.9 million. The net decrease in third party indebtedness resulted primarily from repayments of third party indebtedness aggregating $1.2 million and repayments under the Credit Facility of $31.5 million. The net increase in shareholders' equity primarily resulted from stock options exercised during the year of $0.2 million, and net income aggregating $0.5 million for 2001.

Credit Facility

The Company has a line of credit agreement with Deutsche Bank. The Credit Facility is secured by properties with an aggregate book value of $41.4 million. Effective January 31, 2001, the Credit Facility was extended to August 31, 2002 (the "Fourth Amendment") and the covenants amended to, in part, cure the then existing covenant violations.

In connection with the extension of the term of the Credit Facility to August 31, 2002, the Fourth Amendment to the Credit Facility (a) prohibited the Company from further borrowings under the facility, (b) required the Company to make monthly principal payments equal to the cash flow generated by the Company for the month, not to be less than $450,000 a month and (c) prevented the Company from paying distributions in excess of 110% of that amount required to maintain REIT status.

With respect to the Fourth Amendment, the Company issued warrants to the lender to purchase 118,750 common shares at $1.70 per share. These warrants expire December 31, 2005.

The amounts outstanding under the Credit Facility bear interest at a floating rate equal to 3.25% over one-month LIBOR and the previously required monthly facility fee has been eliminated. The effective interest rate on borrowings outstanding under the

Credit Facility at December 31, 2001 was 5.44%. At December 31, 2001, the Company had $7.2 million outstanding under the Credit Facility. The Company is currently making monthly principal and interest payments to Deutsche Bank, equal to its monthly cash flow, not to be less than $450,000 a month . At December 31, 2001, the Credit Facility was secured by properties with a book value of approximately $41.4 million. Substantially all of the Company's other assets at December 31, 2001 secure other outstanding indebtedness of the Company.

The terms of the Credit Facility extension reduced the Company's cash flows and impose limits on its ability to make distributions to its shareholders. Future increases in interest rates, as well as any defaults by tenants on their leases could adversely affect the Company's cash flow and its ability to pay its obligations.

To qualify as a REIT, the Company must distribute to its shareholders each year at least 90% of its net taxable income, excluding any net capital gain. If the Company is unable to make any required shareholder distributions, then the Company may be unable to qualify as a REIT and be subject to federal income taxes.

Mortgage Defaults

At December 31, 2000, as a result of failing to meet certain financial covenants, the Company was in default on two mortgage bonds totaling approximately $20.0 million which are guaranteed by the Company and secured by mortgages on the Highgate and Woodbridge facilities. Under amendments to the guaranty and bond documents executed on January 31, 2001, the Company is no longer in default of these covenants. Certain other defaults have been resolved by an amendment to the bond documents executed as of February 1, 2002.

The Company continues to be in default on loans totaling $25.6 million, which are secured by mortgages on the Riverview Ridge, Lopatcong, Pleasant View and Heritage Andover facilities, as a result of its failure to meet certain property information reporting requirements and Genesis having filed for bankruptcy protection. There can be no assurance that the Company will be able to cure these defaults. Based, in part, on the Company's favorable payment history, the Company does not believe that the lender will take any action in connection with these defaults.

Contractual Obligations and Commercial Commitments

The following table represents the Company's contractual obligations as of December 31, 2001 (amounts in thousands):

	Payments due by period:				
Contractual Obligations:	Total	Less than 1 year	1 to 2 years	3 to 4 years	5 years and after
Long-term debt	$ 106,773	$ 46,078	$ 2,234	$ 2,599	$ 55,862
Credit Facility	7,174	7,174	-	-	-
Operating leases	86	60	26	-	-
Other long-term obligations	942	85	209	279	369
Total contractual obligations	$ 114,975	$ 53,397	$ 2,469	$ 2,878	$ 56,231

See Item 7A. "Qualitative and Qualitative Disclosures About Market Risk", and Note 8 of the Company's consolidated financial statements for additional information.

As of December 31, 2001 the Company's commercial commitments consisted of the following:

The Company provided two letters of credit aggregating $1.0 million in connection with the Woodbridge and Highgate bond documents.

ET Sub-Meridian owns the leasehold and purchase option rights to seven skilled nursing facilities located in Maryland and New Jersey, which it purchased from a Genesis affiliate for $35.5 million in cash and issuance of $8.5 million in term loans during September 1998. The purchase options are exercisable by ET Sub-Meridian in September 2008 for a cash exercise price of $66.5 million. ET Sub-Meridian subleased the facilities to a Genesis affiliate for an initial ten-year period with a ten-year renewal option. Genesis has guaranteed the subleases. As part of this transaction, the Company agreed to indemnify the property owners for any loss of deferral of tax benefits prior to August 31, 2008 due to a default under a sublease or if a cure of a default by the Genesis subsidiary leasing the facilities resulted in a taxable event to the owners. The Company also agreed to indemnify Genesis for any amounts expended by Genesis under the back-up indemnity provided by Genesis to the current owners for the same loss. The Company's maximum remaining exposure under these indemnity agreements is $10.6 million.

Additionally, the Company entered into an agreement in 1998 with respect to the NDNE properties (collectively, ET Sub-Vernon, ET Sub-Cabot and ET Sub-Cleveland) that allows all deductions for depreciation and low income housing tax credits ("LIHTC") on the NDNE properties to be allocated to the holders of the class C (LIHTC) units, of limited partnership interest of the Company, through 2012. The agreement further states that, in the event that prior to December 31, 2012, the Company either disposes of all or any portion of its interests in the NDNE properties or takes any other action with respect to the NDNE properties that causes the qualified basis to be less than the amount thereof on the date of purchase and solely by reason of such disposition or other action all or any part of the LIHTC's actually allowed to the holders of the class C (LIHTC) units are subject to recapture pursuant to Section 42(j) of the Internal Revenue Code, the Company shall pay to such holders of the class C (LIHTC) units cash in an amount equal to the "credit recapture amount", if any, payable by the holders of the class C (LIHTC) units solely as the result of such disposition or other action. The Company also covenants that in the event that prior to December 31, 2013, the Company either disposes of all or any portion of the Company's interest in the NDNE properties or takes any other action with respect to the NDNE properties that causes the holders of the class C (LIHTC) units to have to recognize a "recapture" of all or any portion of the Depreciation deductions that have been specially allocated to them, the Company will pay to the holders of the class C (LIHTC) units cash in an amount equal to the excess of (a) 38% of such depreciation deductions that are required to be recaptured solely as the result of such disposition or other action over (b) the discounted present value of such amount, discounted from December 31, 2013 to the last day of the calendar year in which depreciation deductions are recaptured.

Financial Covenants

The Credit Facility contains various financial and other covenants, including, but not limited to, minimum net asset value, minimum tangible net worth, a total leverage ratio and minimum interest coverage ratio. Certain of the Company's other indebtedness also contains various financial and other covenants. At December 31, 2001, the Company was in compliance with these requirements.

The following table sets forth the material financial covenants to which we are subject under the Credit Facility and our other indebtedness, and the degree to which we complied with those covenants as of December 31, 2001:

Financial Covenant	Required Ratio/Test	Actual Ratio/Test as of December 31, 2001
Minimum tangible net worth (1)	$70.0 million	$81.0 million
Total leverage ratio	Less than 65%	50.2%
Minimum interest coverage Ratio (2)	Greater than 1.20	1.67
Minimum net asset value	$85.0 million	$145.5 million
EBITDA to interest expense	Greater than 1.20	1.57

(1) Under the bond documents for the bonds secured by the Company's Highgate and Woodbridge facilities, the Company is required to have a minimum tangible net worth of at least $75 million after September 30, 2002.

(2) This interest coverage ratio increases to 1.45:1 for the first six months of 2002, to 1.60:1 for the balance of 2002, to 1.80:1 for 2003 and thereafter to 1.90:1.

See "Mortgage Defaults" above for information regarding non-financial covenant defaults on certain indebtedness.

Related Party Transactions

Michael R. Walker, Chairman of the Board of the Company, is Chairman of the Board and Chief Executive Officer of Genesis. At December 31, 2001, he beneficially owned no common stock of Genesis and a 8.6% common share interest in the Company. The lease and loan restructurings with Genesis and Multicare were negotiated on behalf of the Company by its management and were approved by the Asset Management Committee of the Company's Board of Trustees. The members of that committee consist of Mr. McCreary and two of the Company's independent trustees. For information regarding transactions with the Company's Equity Investees, in which Mr. McCreary, the Company's President, Chief Executive Officer and Chief Financial Officer has a controlling interest, see "Investments in Equity Investees." For information regarding transactions with Genesis and Genesis Equity Investees, see "Genesis and Multicare Chapter 11 Bankruptcy Filings; Lease and Loan Restructurings; Genesis and Multicare Emergence from Bankruptcy."

Funds from Operations

The White Paper on Funds from Operations approved by the Board of Governors of NAREIT in October 1999 defines Funds from Operations as net income (loss), computed in accordance with generally accepted accounting principles, excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect Funds from Operations on the same basis. The Company believes that Funds from Operations (FFO) is helpful to investors as a measure of the performance of an equity REIT because, along with cash flow from operating activities, financing activities and investing activities, it provides investors with an indication of the ability of the Company to incur and service debt, to make capital expenditures and to fund other cash needs. The Company computes Funds from Operations using standards established by NAREIT which may not be comparable to Funds from Operations reported by other REITs that do not define the term using the current NAREIT definition or that interpret the current NAREIT definition differently than the Company. Funds from Operations does not represent cash generated from operating activities using generally accepted accounting principles and should not be considered as an alternative to net income as an indication of the Company's financial performance, or to cash flow from operating activities as a measure of the Company's liquidity, nor is it indicative of funds available to fund the Company's cash needs, including its ability to make cash distributions. Effective January 1, 2000, Funds from Operations includes both recurring and non-recurring results of operations, except those results defined as "extraordinary items" under generally accepted accounting principles and gains and losses from sales of depreciable property. For comparative purposes,

Funds from Operations for periods prior to 2000 have been restated to conform to the new definition of Funds from Operations.

The following table presents the Company's Funds from Operations for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999 (1)
		(in thousands)	
Funds from Operations:			
Net income (loss)	$ 524	($ 21,330)	($ 1,030)
Minority interest	41	(1,531)	(67)
Net income (loss) before minority interest	565	(22,861)	(1,097)
Adjustments to derive funds from operations:			
Add:			
Real estate depreciation and amortization:			
Consolidated entities	5,660	5,976	5,963
Unconsolidated entities	4,488	4,489	4,492
Impairment charges on real estate properties	450	5,306	-
Extraordinary loss on debt extinguishment	-	-	1,296
Funds from Operations before allocation to minority interest	11,163	(7,090)	10,654
Funds from Operations allocable to minority interest	(584)	470	(715)
Funds from Operations attributable to the common shareholders	$10,579	($ 6,620)	$ 9,939

(1) For comparison, purposes the year ended December 31, 1999 was restated to conform to the new FFO definition.

The following table presents information from the Company's statement of cash flows for the years ended December 31, 2001, 2000 and 1999:

Other Data:			
Cash flow provided by operating activities	$11,146	$7,499	$16,727
Cash flow provided by (used in) investing activities	20,855	(313)	(4,855)
Cash flow used in financing activities	(32,430)	(7,686)	(10,539)

Impact of Inflation

Earnings of the Company are primarily from long-term investments with fixed interest rates and fixed and percentage rental streams. These investments are mainly financed with a combination of equity, long-term mortgages and borrowings under the revolving lines of credit. During inflationary periods, which generally are accompanied by rising interest rates, the Company's ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs.

Recent Accounting Pronouncements

See the Company's consolidated financial statements and related notes for information relating to the impact on the Company of new accounting pronouncements.

Summary Condensed Consolidated Financial Data of Genesis

As leases with Genesis represent a significant portion of the Company's consolidated assets and revenues, the Company has included certain summary condensed consolidated financial data of Genesis for the periods discussed below. The summary condensed consolidated financial data of Genesis was extracted from Genesis' annual report on Form 10-K for the year ended September 30, 2001 and from Genesis' quarterly report on Form 10-Q for the quarter ended December 31, 2001 as filed with the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended, (the "Exchange Act").

The Genesis financial data presented includes only the most recent interim and fiscal year end reporting periods. During 2001, Genesis filed a reorganization plan, which was approved by the United States Bankruptcy Court on September 13, 2001. The approval of the reorganization plan and emergence from bankruptcy resulted in a change of ownership for Genesis. Effective September 30, 2001, Genesis accounts for the change in ownership through "fresh-start" accounting, as a result, the consolidated information provided below for both the predecessor and successor company's are not comparable. The Company can make no representation as to the accuracy and completeness of Genesis' public filings. It should be noted that Genesis has no duty, contractual or otherwise, to advise the Company of any events subsequent to such dates which might affect the significance or accuracy of such information.

Genesis is subject to the information filing requirements of the Exchange Act, and in accordance therewith, is obligated to file periodic reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Such reports, proxy statements and other information may be inspected at the offices of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available at the following Regional Offices of the Commission: 7 World Trade Center, New York, N.Y. 10048, and 500 West Madison Street, Suite 1400, Chicago, IL 60661. The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, like Genesis, that file electronically with the SEC. The address of that site is http://www.sec.gov.

The following table sets forth certain summary condensed consolidated financial data for Genesis as of and for the quarter ended December 31, 2001 and the years ended September 30, 2001 and 2000.

	For the quarter ended December 31,	For the years ended September 30,	
	2001	2001	2000
	(in thousands except per share data)		
	Successor	Successor	Predecessor
Genesis Operations Data			
Net revenues	$ 669,494	$2,569,937	$2,433,858
Operating income before debt restructuring, reorganization costs and capital and other costs (1) (4)	61,542	133,135	(138,280)
Debt restructuring and reorganization costs	-	1,115,785	62,795
Loss on sale of assets	-	540	7,922
Multicare joint venture restructuring	-	-	420,000
Depreciation and amortization	15,794	107,283	116,961
Lease expense	6,835	35,622	38,124
Interest expense, net	13,059	119,317	203,570
Income (loss) before income tax benefit, equity in net loss of unconsolidated affiliates, extraordinary items and cumulative effect of accounting change	25,854	(1,245,412)	(987,652)
Income tax	10,083	-	-
Income tax benefit	-	-	(27,168)
Income (loss) before equity in net loss of unconsolidated affiliates and extraordinary items	15,771	(1,245,412)	(960,484)
Minority interest	(157)	23,453	132,444
Equity in income (loss) of unconsolidated affiliates	615	(10,232)	(2,407)
Extraordinary items, net of tax	-	1,524,823	-
Cumulative effect of accounting change (3)	-	-	(10,412)
Net income (loss)	16,229	292,632	(840,859)
Net income (loss) applicable to common shareholders (2)	$15,599	$247,009	($883,455)

	For the quarter ended December 31,	For the years ended September 30,	
	2001	2001	2000
	(in thousands, except per share data)		
	Successor	Successor	Predecessor
Per common share data:			
Basic:			
Income (loss) before extraordinary items and cumulative effect of accounting change	$ 0.38	($26.27)	($18.55)
Net income (loss)	$ 0.38	$5.08	($18.77)
Weighted average shares of common stock and equivalents	41,038	48,641	47,077
Diluted:			
Income (loss) before extraordinary items and cumulative effect of accounting change	$ 0.37	($26.27)	($18.55)
Net income (loss)	$ 0.37	$5.08	($18.77)
Weighted average shares of common stock and equivalents	42,108	48,641	47,077

(1) Capital costs include depreciation and amortization, lease expense and interest expense.

(2) Net income (loss) reduced by preferred stock dividends.

(3) Cumulative effect of accounting change relates to October 1, 1999 adoption of American Institute of Certified Public Accountant's Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities", which requires start-up costs to be expensed as incurred.

(4) Operating income is reduced by $374,708 of asset impairment and charges for the year ended September 30, 2000.

	December 31, 2001	September 30, 2001	September 30, 2000
	(dollars in thousands)		
	Successor	Successor	Predecessor
Balance Sheet Data			
Working capital	$ 355,454	$ 298,515	$ 304,241
Total assets	1,867,182	1,834,580	3,127,899
Liabilities subject to compromise	-	-	2,446,673
Long-term debt	643,305	603,268	10,441
Shareholders' equity (deficit)	850,478	834,858	(246,926)

Multicare

Effective October 2, 2001, as part of the reorganization, Multicare became a wholly-owned subsidiary of Genesis. Prior to the restructuring transaction, Genesis owned 43.6% of Multicare and accounted for its investment using the equity method of accounting.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's bonds payable and most of the Company's mortgages payable bear interest at fixed rates. The Company is exposed to market risks related to fluctuations in interest rates on its Credit Facility and variable rate mortgages. The Company utilizes interest rate cap provisions within its debt agreements to limit the impact that interest rate fluctuations have on its variable rate mortgages. The Company does not utilize interest rate swaps, forward or option contracts on foreign currencies or commodities, or any other type of derivative financial instruments.

For fixed rate debt, changes in interest rates generally affect the fair market value of the underlying indebtedness, but not earnings or cash flows. The Company generally cannot prepay fixed rate debt prior to maturity without premium. Therefore, interest rate risk and changes in fair market value should not have a significant impact on the fixed rate debt until the Company would be required to refinance such debt. The maturity schedule for the Company's fixed rate mortgages and bonds payable is as follows (in thousands):

2002	$ 16,078
2003	1,076
2004	1,158
2005	1,249
2006	1,350
Thereafter	55,862
	$ 76,773

At December 31, 2001, the fair value of the Company's fixed rate mortgages and bonds payable approximates its carrying value of $76.8 million.

For variable rate debt, changes in interest rates generally do not impact fair market value, but do affect future earnings and cash flows. At December 31, 2001, the fair value of the Company's variable rate debt approximates its carrying value of $37.2 million. The weighted average interest rate on borrowings outstanding under the Credit Facility and variable rate mortgages was 5.24% at December 31, 2001. Assuming the Credit Facility and variable rate mortgage balances outstanding at December 31, 2001 of $37.2 million remains constant, each one percentage point increase in interest rates from 5.24% at December 31, 2001 would result in an increase in interest expense for the coming year of approximately $372,000. Amounts outstanding under the Credit Facility bear interest at a rate of 3.25% over the one-month LIBOR. Variable-rate mortgages bear interest at 3.00% over one-month LIBOR.

The Company may borrow additional money with variable interest rates in the future. Increases in interest rates, therefore, would result in increases in interest expenses, which could adversely affect the Company's cash flow and its ability to pay its obligations and make distributions to shareholders at current levels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources."

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Independent Auditors' Report

The Board of Trustees and Shareholders
ElderTrust:

We have audited the accompanying consolidated balance sheets of ElderTrust and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. In connection with our audits of the consolidated financial statements, we have also audited the related financial statement Schedules III and IV as listed in the accompanying index for Item 14(a) 2 on page 101. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ElderTrust and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

McLean, VA.
January 16, 2002

ELDERTRUST
CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000
(in thousands, except share and per share amounts)

	2001	2000
ASSETS		
Assets:		
Real estate properties, at cost	$169,078	$148,939
Less – accumulated depreciation	(19,745)	(14,085)
Land	17,327	14,950
Net real estate properties	166,660	149,804
Properties held for sale, net of impairment allowance of $1,433	-	11,365
Real estate loans receivable, net of allowance of $7,087	-	41,559
Cash and cash equivalents	2,676	3,105
Restricted cash	9,245	8,409
Accounts receivable, net of allowance of $340 and $1,247, respectively	386	1,466
Accounts receivable from unconsolidated entities	1,552	1,905
Prepaid expenses	403	483
Investment in and advances to unconsolidated entities, net of allowance of $1,405 and $1,446, respectively	24,033	18,137
Other assets, net of accumulated amortization and depreciation of $2,817 and $2,840, respectively	600	1,454
Total assets	$205,555	$237,687
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities:		
Bank credit facility	$7,174	$38,720
Accounts payable and accrued expenses	1,024	1,613
Accounts payable to unconsolidated entities	11	12
Mortgages and bonds payable	106,773	107,932
Notes payable to unconsolidated entities	942	1,015
Other liabilities	3,992	3,639
Total liabilities	119,916	152,931
Minority interest	4,641	4,657
Shareholders' equity:		
Preferred shares, $.01 par value; 20,000,000 shares authorized; none outstanding	–	–
Common shares, $.01 par value; 100,000,000 shares authorized; 7,336,331 and 7,119,000 issued and outstanding, respectively	73	71
Capital in excess of par value	120,750	120,377
Deficit	(39,825)	(40,349)
Total shareholders' equity	80,998	80,099
Total liabilities and shareholders' equity	$205,555	$237,687

The accompanying notes to consolidated financial statements are an integral part of these statements.

ELDERTRUST
CONSOLIDATED STATEMENTS OF OPERATIONS
Years ended December 31, 2001, 2000 and 1999
(in thousands, except per share amounts)

	2001	2000	1999
Revenues:			
Rental revenues	$18,761	$18,601	$18,552
Interest, net of amortization of deferred loan origination costs	2,715	4,542	5,653
Interest from unconsolidated equity investees	3,920	3,252	3,809
Other income	234	189	127
Total revenues	25,630	26,584	28,141
Expenses:			
Property operating expenses	1,250	1,128	1,124
Interest expense, including amortization of deferred finance costs	11,728	14,007	13,136
Depreciation	5,678	5,850	5,788
General and administrative	3,253	3,622	2,612
Bad debt expense	116	9,522	-
Loss on impairment of long-lived assets	450	5,306	-
Separation agreement expenses	-	-	2,800
Total expenses	22,475	39,435	25,460
Net income (loss) before equity in losses of unconsolidated entities, minority interest and extraordinary item	3,155	(12,851)	2,681
Equity in losses of unconsolidated entities, net	(2,590)	(10,010)	(2,482)
Minority interest	(41)	1,531	(19)
Net income (loss) before extraordinary item	524	(21,330)	180
Extraordinary item:			
Loss on extinguishment of debt	-	-	(1,296)
Minority interest in extraordinary item	-	-	86
Net income (loss)	$524	($21,330)	($1,030)
Basic weighted average number of common shares outstanding	7,184	7,119	7,198
Net income (loss) per share before extraordinary item – basic	$0.07	($3.00)	$0.03
Net income (loss) per share – basic	$0.07	($3.00)	($0.14)
Diluted weighted average number of common shares outstanding	7,442	7,119	7,198
Net income (loss) per share before extraordinary item – diluted	$0.07	($3.00)	$0.03
Net income (loss) per share – diluted	$0.07	($3.00)	($0.14)

The accompanying notes to consolidated financial statements are an integral part of these statements.

ELDERTRUST

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Years ended December 31, 2001, 2000, and 1999

(in thousands)

	Shares Outstanding	Common Shares	Capital In Excess of Par Value	Deficit	Note Receivable From Former Officer	Total Shareholders' Equity
Balances at December 31, 1998	7,245	$ 72	$ 120,028	$ (3,204)	$ (3,600)	$ 113,296
Repurchase of common shares	(126)	(1)	(922)	–	–	(923)
Net loss	–	–	–	(1,030)	–	(1,030)
Distributions	–	–	–	(10,513)	–	(10,513)
Forgiveness of loan to former officer	–	–	–	–	2,600	2,600
Loan repayment from former officer	–	–	–	–	10	10
Balances at December 31, 1999	7,119	71	119,106	(14,747)	(990)	103,440
Purchase of partnership units	–	–	1,271	–	–	1,271
Net loss	–	–	–	(21,330)	–	(21,330)
Distributions	–	–	–	(4,272)	–	(4,272)
Bad debt allowance on loan from former officer	–	–	–	–	990	990
Balances at December 31, 2000	7,119	71	120,377	(40,349)	–	80,099
Purchase of partnership units	–	–	38	–	–	38
Net income	–	–	–	524	–	524
Share options exercised	217	2	170	–	–	172
Share warrants issued	–	–	165	–	–	165
Balances at December 31, 2001	7,336	$ 73	$ 120,750	$ (39,825)	$ –	$ 80,998

The accompanying notes to consolidated financial statements are an integral part of these statements.

ELDERTRUST
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000 and 1999
(in thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$524	($21,330)	($1,030)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	6,405	6,613	7,526
Bad debt expense	116	9,522	–
Loss on impairment of long-lived assets	450	5,306	–
Extraordinary loss on extinguishment of debt	–	–	1,296
Non-cash separation expense from debt forgiveness to officer	–	–	2,600
Non-cash expense in connection with write-off of unamortized deferred loan costs	–	–	129
Minority interest and equity in losses from unconsolidated entities	2,640	8,479	2,415
Net changes in assets and liabilities:			
Accounts receivable and prepaid expenses	1,206	(1,246)	3,704
Accounts payable and accrued expenses	(589)	77	(37)
Other	394	78	124
Net cash provided by operating activities	11,146	7,499	16,727
CASH FLOWS FROM INVESTING ACTIVITIES:			
Investment in real estate loans receivable	–	–	(5,095)
Capital expenditures	(171)	(186)	(1,330)
Proceeds from collection on advances to unconsolidated entities	195	1,536	815
Payments received on real estate loans receivable	21,697	–	4,348
Net increase in reserve funds and deposits – restricted cash	(836)	(1,663)	(3,645)
Other	(30)	–	52
Net cash provided by (used in) investing activities	20,855	(313)	(4,855)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Payment of deferred financing fees	–	(797)	(2,965)
Borrowings under credit facility	–	–	9,518
Payments under credit facility	(31,352)	(950)	(60,052)
Proceeds from mortgages payable	–	–	71,145
Payments on mortgages payable	(1,159)	(1,073)	(11,734)
Payments on notes payable	–	–	(3,000)
Purchase of partnership units	(18)	(203)	–
Distributions to shareholders	–	(4,272)	(10,513)
Distributions to minority interests	–	(327)	(750)
Stock options exercised	172	–	–
Repurchases of common shares	–	–	(923)
Prepayment penalty on mortgage loan	–	–	(1,157)
Other	(73)	(64)	(108)
Net cash used in financing activities	(32,430)	(7,686)	(10,539)
Net increase (decrease) in cash and cash equivalents	(429)	(500)	1,333
Cash and cash equivalents, beginning of period	3,105	3,605	2,272
Cash and cash equivalents, end of period	$ 2,676	$ 3,105	$ 3,605

The accompanying notes to consolidated financial statements are an integral part of these statements.

1. Organization and Operations

ElderTrust was formed in the State of Maryland on September 23, 1997 and began operations upon the completion of its initial public offering on January 30, 1998 (the "Offering") pursuant to which it issued 6,957,500 common shares. Net proceeds to ElderTrust were approximately $114.2 million.

At December 31, 2001 and 2000, ElderTrust's total assets consisted primarily of a 94.9% and 94.8%, respectively, owned subsidiary, ElderTrust Operating Limited Partnership (the "Operating Partnership") and its wholly-owned subsidiaries and controlled partnerships (collectively, "ElderTrust" or the "Company"). At December 31, 2001 and 2000 the Company's assets primarily consisted of (a) a diversified portfolio of 23 and 22 healthcare properties, respectively, consisting primarily of assisted living and skilled nursing facilities which are leased back to the prior owners or other third parties, (b) construction loans totaling $18.1 million for 2000, (c) term loans totaling $23.4 million for 2000, (d) a 95% non-voting equity interest in an unconsolidated entity (ET Capital Corp.) which owns a $7.8 million second mortgage note and other notes receivable aggregating $4.1 million due from the Company and two of the Company's equity investees, (e) a 99% non-voting limited partnership interest in an unconsolidated entity (ET Sub-Meridian Limited Partnership, LLP) which holds leasehold and purchase option rights for seven skilled nursing facilities, and (f) a 99% non-voting limited member interest in two unconsolidated entities (ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC) which each own an assisted living facility.

Genesis Health Ventures, Inc. was co-registrant in the Company's Offering. Approximately 71% and 72% of the Company's consolidated assets at December 31, 2001 and 2000, respectively, consisted of real estate properties leased to or managed by and loans on real estate properties made to Genesis Health Ventures, Inc. or its consolidated subsidiaries (unless the context otherwise requires, collectively, "Genesis") or entities in which Genesis accounts for its investment using the equity method of accounting ("Genesis Equity Investees"). In addition, the Company has investments in unconsolidated entities that have also leased properties to Genesis or Genesis Equity Investees. As such, the Company's consolidated revenues and ability to make expected distributions to shareholders depends, in significant part, upon the revenues derived from Genesis. See Note 5 of the Company's consolidated financial statements included in this Form 10-K for additional information. Additionally, Michael R. Walker serves as Chairman of the Board and Chief Executive Officer of Genesis and Chairman of the Board of ElderTrust.

Basis of Presentation

The consolidated financial statements of ElderTrust include all the accounts of ElderTrust, the Operating Partnership, and the Operating Partnership's wholly owned and controlled subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain amounts included in the consolidated financial statements for prior periods have been reclassified for comparative purposes to conform to the presentation for 2001.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible to cash and have an original maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents bond and operating reserve funds required in connection with outstanding debt issues, security deposits, letters of credit and mortgage escrow accounts.

Real Estate Properties

Real estate properties are recorded at cost. Acquisition costs and transaction fees, including legal fees, title insurance, transfer taxes, external due diligence costs and market interest rate adjustments on assumed debt directly related to each property are capitalized as a cost of the respective property. The cost of real estate properties acquired is allocated between land and buildings and improvements based upon estimated market values at the time of acquisition. Depreciation is provided for on a straight-line basis over an estimated composite useful life of twenty-eight and one-half years for buildings and improvements.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets, which includes real estate properties, and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets.

Real Estate Loans Receivable

Real estate loans receivable are recorded at cost, less the related allowance for impairment, if any. It is the Company's policy that impairment losses are included in the allowance for credit losses through a charge to bad debt expense. It is also the Company's policy to account for cash receipts for interest on impaired notes as interest revenue and to perform impairment reviews as needed.

Deferred Financing Costs

Deferred financing costs are incurred in the process of acquiring financing for the Company. The Company amortizes these costs over the term of the respective loan using a method that approximates the interest method.

Income Taxes

The Company has been organized and operated in a manner so as to qualify for taxation as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a result, the Company generally will not be subject to income tax on its taxable income at corporate rates to the extent it distributes with respect to each year 100% of its taxable income to its shareholders and complies with certain other requirements. The Company intends to continue to qualify as a REIT, and, accordingly, no provision has been made for federal income taxes for the Company in accompanying financial statements.

Leases and Rental Income

Real estate properties are leased to operators primarily on a long-term triple net-lease basis. Some of these leases provide for rents based on a specific percentage of facility operating revenues with no required minimum rent ("percentage rent leases"). Other leases provide for base rent, increasing each year by the lesser of 5% of the increase in facility revenues for the immediately preceding year or one-half of the percentage increase in the Consumer Price Index for the immediately preceding year ("minimum rent leases"). Both types of leases are triple net-leases that require the lessees to pay all operating expenses, taxes, insurance, maintenance and other costs, including a portion of capitalized expenditures. The remaining leases ("fixed rent leases") are with tenants in the medical office and other buildings and provide for specific annual rents, subject to annual increases in some of the leases.

Generally, lease payments are recognized as revenue in accordance with lease terms. Certain of the leases provide for scheduled annual rent increases. The Company reports base rental revenue on these leases using the straight-line method over the terms of the respective leases. The Company records an unbilled rent receivable or payable representing the amount that the straight-line rental revenue exceeds or reduces the rent currently collectible under the lease agreements.

Share Option Plans

The Company applies the intrinsic value-based method of accounting prescribed by the Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan share options. As such, compensation expense would be recorded only if the current market price of the underlying shares on the date of grant exceeded the exercise price.

Investments in Unconsolidated Entities

The Company has several investments in entities in which the controlling voting interest is owned by Mr. D. Lee McCreary, Jr., the Company's President, Chief Executive Officer and Chief Financial Officer. As a result, the Company accounts for these investments using the equity method of accounting.

Net Income/(Loss) per Share

Basic net income/(loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding. Diluted net income/(loss) per share is calculated by dividing net income/(loss) by the addition of weighted average common shares outstanding and common share equivalents, if dilutive.

Segment Reporting

The Company is a real estate investment trust whose primary objective is to invest in healthcare facilities. The Company has one reportable segment, investments in healthcare facilities.

Recent Accounting Pronouncements

Accounting for the Impairment or Disposal of Long-Lived Assets

In August 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and it addresses certain issues and points related to the treatment of assets that are held for sale. SFAS No. 144 is effective for all financial statements with fiscal years which begin after December 15, 2001. SFAS No. 144 will be effective for the Company for the fiscal year beginning January 1, 2002. The Company does not expect the adoption of SFAS No. 144 to have a material adverse impact on the Company's financial condition or results of operations.

3. Real Estate Loans Receivable

The following is a summary of real estate loans receivable at December 31, 2001 and 2000 (dollars in thousands):

Property		Type of Loan	Interest Rate	Scheduled Maturity Date	Balance at December 31, 2001	Balance at December 31, 2000
Harbor Place	Melbourne, FL	Term	10.0%	5/2002	$ -	$ 4,828
Mifflin	Shillington, PA	Term	9.5%	6/2002	-	5,164
Coquina Place	Ormond Beach, FL	Term	9.5%	6/2002	-	4,577
Lehigh	Macungie, PA	Term	10.5%	6/2000	-	6,665
Berkshire	Reading, PA	Term	10.5%	6/2000	-	6,167
Oaks	Wyncote, PA	Construction	9.0%	6/2002	-	5,033
Montchanin	Wilmington, DE	Construction	10.5%	8/2000	-	9,496
Sanatoga	Pottstown, PA	Construction	10.5%	1/2001	-	6,716
					$ -	$ 48,646
			Allowance for credit losses		-	(7,087)
					$ -	$ 41,559

On January 31, 2001, and under the restructuring of the agreements with Genesis and Multicare, the Company acquired the Lehigh, Berkshire and Sanatoga facilities in exchange for the release of the Company's loans to the subsidiaries of Multicare. The Company has leased these properties to subsidiaries of Genesis for an initial lease term of 10 years, with two five-year renewal options.

The following is a summary of real estate loans receivable at December 31, 2001 and 2000 including allowances for credit losses, the average recorded investment and total interest received for the period noted (dollars in thousands):

2001

Property	Total Original Investment	Allowances for credit losses	Net Carrying Value at December 31, 2001	Interest Income Recorded During the year ended December 31, 2001	Average Recorded Investment for the year ended December 31, 2001
Harbor Place	$ 4,828	$ -	$ -	$ 519	$ 4,426
Mifflin	5,164	-	-	264	2,492
Coquina Place	4,577	-	-	163	1,548
Lehigh	6,665	-	-	16	555
Berkshire	6,167	-	-	23	514
Oaks	5,033	-	-	338	3,208
Montchanin	9,496	-	-	784	7,913
Sanatoga	6,716	-	-	27	560
	$ 48,646	$ -	$ -	$ 2,134	$ 21,216

2000

Property	Total Original Investment	Allowances for credit losses	Net Carrying Value at December 31, 2000	Interest Income Recorded During the year ended December 31, 2000	Average Recorded Investment for the year ended December 31, 2000
Harbor Place	$ 4,828	$ -	$ 4,828	$ -	$ 4,828
Mifflin	5,164	-	5,164	292	3,834
Coquina Place	4,577	39	4,538	258	2,285
Lehigh	6,665	2,465	4,200	104	4,460
Berkshire	6,167	1,467	4,700	143	4,812
Oaks	5,033	-	5,033	269	4,382
Montchanin	9,496	-	9,496	-	9,496
Sanatoga	6,716	3,116	3,600	169	4,905
	$ 48,646	$ 7,087	$ 41,559	$ 1,235	$ 39,002

Activity in the allowance for credit losses for the year ended December 31, 2001 and 2000 is as follows:

	2001	2000
Balance at beginning of year	($ 7,087)	$ -
Charges to bad debt expense	-	(18,106)
Recoveries of bad debt expense	-	11,019
Effect of Genesis/Multicare restructuring	7,087	-
Balance, end of year	$ -	($ 7,087)

4. Real Estate Investments

As of December 31, 2001, the Company had investments in 23 real estate properties located in five states. The properties include ten assisted living facilities and one independent living facility with a total of 966 beds, eight skilled nursing facilities with a total of 1,259 beds, and four medical office and other buildings. The Company leases its assisted living, independent living and skilled nursing properties to operators pursuant to long-term triple net leases.

At December 31, 2001, future minimum lease payments receivable are as follows (dollars in thousands):

2002	$ 18,666
2003	17,714
2004	17,271
2005	16,813
2006	16,429
Thereafter	46,429
	$133,322

The Company's investment in the Woodbridge facility was previously classified as "held for sale". As previously disclosed, the sale was expected to close during the later part of 2001. In November 2001, the Company's management made a decision to remove the Woodbridge facility from the held for sale category. The Company recorded $59,000 in depreciation expense for the period covering November and December 2001, based on the adjusted carrying value of $9.7 million at November 1, 2001. In February 2002, the Company announced that it had entered into a new lease and purchase option agreement, for the Woodbridge facility with a new tenant, who is an affiliate of Newton Senior Living LLC, for an initial lease term of 10 years commencing on February 1, 2002.

5. Concentration of Risk

Revenues recorded by the Company under leases with and loans to Genesis or Genesis Equity Investees were approximately $16.1 million, $17.9 million and $18.6 million in 2001, 2000 and 1999, respectively. The Company's equity in net losses of unconsolidated entities (see Note 6) derived from arrangements with Genesis or Genesis Equity Investees totaled approximately $2.3 million, $2.8 million and $2.7 million in 2001, 2000 and 1999, respectively. The Company's consolidated revenues depends, in significant part, upon the revenues derived from Genesis.

On June 22, 2000, Genesis and The Multicare Companies, Inc., formerly a 43.6% owned non-consolidated subsidiary of Genesis and a borrower of the Company, filed for protection under Chapter 11 of the United States Bankruptcy Code. During 2000, the Company, Genesis and Multicare and Genesis and Multicare's major creditors negotiated agreements to restructure their debt and lease obligations with the Company. The agreements were approved by the U.S. Bankruptcy Court on January 4, 2001 and were consummated on January 31, 2001.

Under the more significant terms of the agreement with Genesis:

(1) Twenty-one of the then existing twenty-three lease agreements between Genesis subsidiaries and ElderTrust continued in effect in accordance with their terms, except as provided below:

- Two leases were modified to reduce combined rents for the properties by $745,000 per year;
- One lease was modified to create an early termination right commencing on December 31, 2002; and
- One lease was modified to permit the Company to terminate the lease during 2001 without penalty if the current tenant is unable to achieve

occupancy targets specified by loan documents secured by property. The lease remains in effect at December 31, 2001.

(2) Two leases (Windsor Office Building and Windsor Clinic/Training facility) were terminated when the two properties subject to the leases were sold to Genesis for $1.25 million; such amount being paid through an increase in the notes receivable described in (4) below;

(3) An $8.5 million loan previously guaranteed by the Company and owed to Genesis by ET Sub-Meridian, an unconsolidated subsidiary of the Company, was conveyed to the Company in a manner to effect an $8.5 million reduction in amounts owed to the Company by Genesis;

(4) The maturity date for three loans (Oaks, Coquina and Mifflin) made by the Company to Genesis and affiliated entities with unpaid principal balances totaling approximately $7.5 million at June 30, 2000 (after taking into account the aforementioned $1.25 million increase and $8.5 million reduction) were extended to June 30, 2002 at the rates in effect prior to the Genesis bankruptcy filing; and

(5) The maturity date and interest rate for one loan (Harbor Place) with a principal balance of approximately $4.8 million made by the Company to an entity in which Genesis owns a 100% limited partner interest was extended to May 31, 2002 at a 10% interest rate, an increase of 0.5%.

Under the terms of the agreement with Multicare, the Company acquired three properties secured by three loans (Lehigh, Berkshire and Sanatoga) with outstanding principal amounts totaling approximately $19.5 million, and having a fair value of $12.5 million, at December 31, 2000, in exchange for the outstanding indebtedness. These properties were then leased back to Multicare under long-term operating lease agreements. The Company had no other transactions with this entity.

On September 12, 2001 Genesis announced that the U.S. Bankruptcy Court had approved the Genesis and Multicare joint plan of reorganization, subject to certain minor modifications. On October 2, 2001 Genesis announced they along with the Multicare companies had successfully completed their reorganization and had emerged from bankruptcy. Genesis also announced that upon the acceptance of the reorganization plan Multicare is now a wholly-owned subsidiary of Genesis.

In December 2001, Genesis paid approximately $12.2 million to the Company in full payment of their term and construction loan receivables. All of these proceeds were used to pay down the Credit Facility to approximately $7.2 million at December 31, 2001. Although Genesis has repaid their term and construction loan receivables, any failure of Genesis or Genesis Equity Investees to continue its operations and/or to continue to make lease payments to the Company could have a significant adverse impact on our operations and cash flows due to the significant portion of our properties leased to Genesis or Genesis Equity Investees.

6. Investments in Unconsolidated Entities

The following is a summary of the Company's investment in and advances to unconsolidated entities accounted for by the equity method of accounting. For the years ended December 31, (dollars in thousands):

	2001	2000
ET Capital Corp.	$ 3,162	$ 3,501
ET Sub-Meridian, LLP	18,564	12,057
ET Sub-Cabot Park, LLC	1,305	1,328
ET Sub-Cleveland Circle, LLC	1,002	1,251
Total	$ 24,033	$ 18,137

Summary combined financial information for unconsolidated entities accounted for by the equity method is as follows (dollars in thousands):

As of and for the year ended December 31, 2001

	ET Sub-Meridian, LLP	ET Capital Corp.	ET Sub-Cabot Park, LLC	ET Sub-Cleveland Circle, LLC	Total
Current assets	$ 984	$ 171	$ 147	$ 223	$ 1,525
Real estate properties (1)	99,522	–	15,996	13,205	128,723
Notes receivable	–	4,116	–	–	4,116
Other assets	–	–	542	513	1,055
Total assets	100,506	4,287	16,685	13,941	135,419
Current liabilities	2,181	325	601	661	3,768
Long-term debt (2)	104,186	9,019	16,492	13,211	142,908
Total Liabilities	108,094	9,344	17,362	14,098	148,898
Total deficit	(7,588)	(5,058)	(677)	(157)	(13,480)
Rental revenue	9,883	-	1,669	1,477	13,029
Interest income	67	2,152	23	22	2,264
Interest expense	8,331	768	1,349	1,028	11,476
Bad debt expense	47	1,552	–	–	1,599
Depreciation/amortization	3,512	-	560	462	4,534
Net (loss)	(2,013)	(343)	(251)	(24)	(2,631)
Change in long-term debt	(1,195)	(228)	(225)	(302)	(1,950)
Percent ownership	99%	95%	99%	99%	

As of and for the year ended December 31, 2000

	ET Sub-Meridian, LLP	ET Capital Corp.	ET Sub-Cabot Park, LLC	ET Sub-Cleveland Circle, LLC	Total
Current assets	$ 1,598	$ 131	$ 54	$ 77	$ 1,860
Real estate properties (1)	103,034	–	16,555	13,667	133,256
Notes receivable	–	4,354	–	–	4,354
Other assets	–	270	535	505	1,310
Total assets	104,632	4,755	17,144	14,249	140,780
Current liabilities	3,118	223	585	643	4,569
Long-term debt (2)	105,381	9,247	16,717	13,513	144,858
Total liabilities	110,207	9,469	17,571	14,381	151,628
Total deficit	(5,575)	(4,715)	(426)	(132)	(10,848)
Rental revenue	9,800	–	1,644	1,453	12,897
Interest income	28	890	38	36	992
Interest expense	8,736	726	1,377	1,056	11,895
Bad debt expense	–	7,800	–	–	7,800
Depreciation/amortization	3,513	118	560	462	4,653
Net (loss)	(2,485)	(7,587)	(285)	(60)	(10,417)
Change in long-term debt	(1,538)	(177)	(203)	(278)	(2,196)
Percent ownership	99%	95%	99%	99%	

As of and for the year ended December 31, 1999

	ET Sub-Meridian, LLP	ET Capital Corp.	ET Sub-Cabot Park, LLC	ET Sub-Cleveland Circle, LLC	Total
Current assets	$ 124	$ 352	$ 2	$ 2	$ 480
Real estate properties (1)	106,547	–	17,115	14,129	137,791
Notes receivable	–	12,358	–	–	12,358
Other assets	1,110	117	514	490	2,231
Total assets	107,781	12,827	17,631	14,620	152,859
Current liabilities	1,260	414	504	463	2,641
Long-term debt (2)	106,919	9,424	16,920	13,791	147,054
Total liabilities	109,887	9,836	17,693	14,480	151,896
Total equity (deficit)	(2,106)	2,991	(61)	140	964
Rental revenue	9,800	–	1,617	1,423	12,840
Interest income	16	1,687	26	27	1,756
Interest expense	8,633	1,289	1,387	1,070	12,379
Bad debt expense	–	–	–	–	–
Depreciation/amortization	3,514	14	560	462	4,550
Net income (loss)	(2,341)	249	(313)	(91)	(2,496)
Change in long-term debt	(481)	(290)	(231)	(297)	(1,299)
Percent ownership	99%	95%	99%	99%	

(1) Includes properties under capital lease.

(2) Includes capital lease obligations.

In connection with ET Sub-Meridian's acquisition of seven skilled nursing facilities from Genesis, the Company agreed to indemnify the property owners for any loss of deferral of tax benefits prior to August 31, 2008 due to a default under a sublease or if a cure of a default by the Genesis subsidiary leasing the facilities resulted in a taxable event to the owners. The Company also agreed to indemnify Genesis for any amounts expended by Genesis under the back-up indemnity provided by Genesis to the current owners for the same loss.

As of December 31, 2001, ET Capital owned a $7.8 million second trust mortgage note executed by The AGE Institute of Florida ("AGE") which it acquired from Genesis in two separate transactions during 1998. This note is secured by a second lien on 11 Florida skilled nursing facilities owned by AGE and a second lien on accounts receivable and other working capital assets. The facilities are managed by a third party. This note matures on September 30, 2008 with payments of interest only, at a fixed annual rate of 13% due quarterly until the note is paid in full. During 2000, the borrower ceased making interest payments to ET Capital and in November 2000, ET Capital notified the borrower that it was in default of the $7.8 million second trust mortgage loan held by ET Capital.

Management of ET Capital has determined, based on the decrease in the underlying cash flows generated by the properties securing the note, that the value of the underlying collateral may not be sufficient to satisfy the borrower's obligation under the note. As a result, a bad debt allowance of $7.8 million was recorded by ET Capital during 2000.

In addition, ET Capital has notes receivable aggregating $3.2 million and $0.9 million at December 31, 2001 from two of the Company's Equity Investees and one of the Company's consolidated subsidiaries, respectively. These loans mature at various dates from April 2008 to December 2011 and bear interest at 14% with interest and principal payable monthly. ET Capital recorded $0.5 million and $0.1 million, respectively, in interest income for the year ended December 31, 2001.

At December 31, 2001, ET Capital's long-term debt includes two demand promissory notes payable to the Company aggregating $5.9 million, which were used to partially fund ET Capital's investment in the second trust mortgage note referred to above. These notes bear interest at a weighted average rate of 12.1% with interest only payable quarterly. During the year ended December 31, 2000, the Company recorded a bad debt allowance of $5.9 million relating to this loan. In addition, ET Capital has loans payable to the Company aggregating $3.1 million, bearing interest at 15% and maturing at various dates from April 2008 to December 2011. ET Capital ceased making interest payments, on these notes to the Company during the quarter ended June 30, 2000. Management of the Company has determined that these notes are fully impaired at December 31, 2000. During the fourth quarter of 2001, the Company received approximately $250,000 from ET Capital for accrued interest on the above mentioned loan.

In May 2001, ET Capital was named as a third party defendant in a complaint filed against Genesis. The complaint was filed by several not-for-profit entities, including AGE, who own skilled nursing facilities that were formerly managed by Genesis. The third party complaints arise from a lawsuit filed by Genesis seeking payment from AGE of various management fees allegedly owed Genesis by AGE. In its third party complaint, AGE asserts, among other things, that by acquiring in 1998 the $7.8 million of loan from Genesis secured by second mortgage liens on properties owned by AGE, ET Capital joined with Genesis in an effort to defraud AGE. ET Capital believes that the complaint is without merit and intends to vigorously defend its position.

7. Credit Facility

Effective January 31, 2001, the term of the Credit Facility was extended to August 31, 2002 and the financial covenants were amended to, in part, cure the then existing covenant violations.

In connection with the extension of the term of the Credit Facility to August 31, 2002, (a) the Company was prohibited from further borrowings under the Credit Facility, (b) the Company was required to make monthly principal payments equal to its monthly cash flow, not to be less than $450,000 a month and (c) the Company was precluded from paying distributions to its shareholders in excess of 110% of the amount required to maintain its REIT status for federal income tax purposes. The previous requirement that the Operating Partnership pay the lender a monthly facility fee equal to 0.75% of the outstanding balance also was eliminated.

In connection with the extension of the term of the Credit Facility, the Company issued warrants to the lender to purchase 118,750 common shares at $1.70 per share. These warrants expire December 31, 2005.

The amounts outstanding under the Credit Facility bear interest at a floating rate equal to 3.25% over one-month LIBOR . The effective interest rate on borrowings outstanding under the Credit Facility at December 31, 2001 was 5.44%. At December 31, 2001, the Company had $7.2 million outstanding under the Credit Facility. The Company is required to make monthly principal payments equal to the cash flow generated by the Company for the month, not to be less than $450,000 a month. At December 31, 2001, the Credit Facility was secured by properties with a carrying value of approximately $41.4 million. Substantially all of the Company's other assets at December 31, 2001 secure other outstanding indebtedness of the Company.

The Credit Facility matures on August 31, 2002. Based on the anticipated monthly payments to August 31, 2002, the Company estimates that there will be a balance due at maturity of approximately $3.0 million. Based on the significant reduction during 2001 in the amount outstanding under the Credit Facility and the Company's payment history, the Company believes that it will be successful in negotiating a further extension of the Credit Facility which will enable it to pay-off all amounts outstanding under the Credit Facility within a reasonable period of time. If the Company is unable to negotiate a further extension of the Credit Facility or obtain replacement financing by August 31, 2002, or for any other reason the Company were to be in default under the Credit Facility prior to its maturity, Deutsche Bank could exercise its right to foreclose on the collateral securing the Credit Facility, which could have an adverse affect on the Company's financial condition and results of operations.

The terms of the Credit Facility extension reduced the Company's cash flows and imposed limits on its ability to make distributions to its shareholders. Future increases in interest rates, as well as any defaults by tenants on their leases, could adversely affect the Company's cash flow and its ability to pay its obligations.

8. Mortgages and Bonds Payable

The following is a summary of mortgages and bonds payable at December 31, 2001 and 2000 (dollars in thousands):

Property	Effective Interest Rate		Maturity Date		Balance at December 31, 2001	Balance at December 31, 2000
Wayne NRC (a)	LIBOR +3.00%		12/2002	**	$4,600	$4,600
Pennsburg Manor NRC/ Harston Hall NCH (a)	LIBOR +3.00%		12/2002	**	14,900	14,900
Lopatcong Care Center (a)	LIBOR +3.00%		12/2002	**	10,500	10,500
DCMH Medical Office Building (a)	8.35%		11/2009		5,717	5,790
Professional Office Building I (a)	8.35%		11/2009		2,520	2,551
Pleasant View (a)	8.26%		10/2009		3,796	3,846
Salisbury Medical Office Building (a)	8.16%		10/2009		1,022	1,034
Heritage at North Andover (a)	8.26%		10/2009		8,537	8,648
The Woodbridge						
Bonds due 2005	7.81%	*	9/2005		610	735
Bonds due 2025	7.81%	*	9/2025		9,440	9,470
Belvedere NRC/ Chapel NRC (a)	8.46%		10/2009		18,490	18,720
Highgate at Paoli Pointe Series A Bonds	7.81%	*	1/2024		9,589	9,739
Riverview Ridge (a)	7.81%	*	1/2020		2,742	2,807
Vernon Court (a)	5.80%	*	5/2025		13,828	14,100
Lacey Branch Office Bldg.	7.81%	*	10/2022		482	492
Total					$106,773	$107,932

(a) The repayment of principal and interest on these loans is non-recourse to ElderTrust.

* The stated interest rates on these mortgages are higher than the effective interest rates because they were adjusted to market rates when the loans were acquired by the Company.

** The Company has the right to extend the maturity of each of these mortgages for two additional years upon the payment of an aggregate extension fee of $150,000, subject to the requirement that the mortgages are not then in default and that the lender has determined that there has been no material adverse change in the condition, financial, physical or otherwise, of the property or the borrower since November 1999 and that the performance of the property is consistent with its performance as of November 1999. The repayment of principal and interest on these mortgage loans is non-recourse to ElderTrust. However, if the maturity date of these mortgages is not extended by the lender and the lender foreclosed on the properties securing the mortgages, the Company would lose the properties and the revenues it derives from the properties. At December 31, 2001, the properties had a book value of $36.9 million. During 2001, the Company derived $4.0 million of revenues from the properties.

The Company's weighted average effective interest rate on mortgages and bonds payable was 8.1% and 8.5% at December 31, 2001 and 2000, respectively.

Scheduled principal payments and bond sinking fund requirements are as follows:
(dollars in thousands)

2002	$ 46,078
2003	1,076
2004	1,158
2005	1,249
2006	1,350
Thereafter	55,862
	$ 106,773

The Company continues to be in default on loans totaling $25.6 million, which are secured by mortgages on the Riverview Ridge, Lopatcong, Pleasant View and Heritage Andover facilities, as a result of its failure to meet certain property information reporting requirements and Genesis having filed for bankruptcy protection. There can be no assurance that the Company will be able to cure these defaults. Based, in part, on the Company's favorable payment history, the Company believes that the lenders will take no action in regard to these defaults.

The 2002 maturities also include the scheduled principal payments under three mortgages with unpaid principal balances totaling $30.0 million that will mature in December 2002. The Lopatcong mortgage is included in the $25.6 million mentioned above. The Company has the right to extend the maturity of each of these mortgages for two additional years upon the payment of an aggregate extension fee of $150,000, subject to the requirement that the mortgages are not then in default and that the lender has determined that there has been no material adverse change in the condition, financial, physical or otherwise, of the property or the borrower since November 1999 and that the performance of the property is consistent with its performance as of November 1999. The repayment of principal and interest on these mortgage loans is non-recourse to ElderTrust. However, if the maturity date of these mortgages is not extended by the lender and the lender foreclosed on the properties securing the mortgages, the Company would lose the properties and the revenues it derives from the properties. At December 31, 2001, the properties had a book value of $36.9 million. During 2001, the Company derived $4.0 million of revenues from the properties.

9. Operating Lease

The Company leases its corporate office space from Genesis under an operating lease, which expires on May 31, 2003. Under the lease agreement, the Company pays base rent plus its portion of real estate taxes, common area maintenance and operation for the building based upon the ratio of square footage of the leased premises to the square footage of the building. Future minimum rental payments are $60,000 for 2002 and $26,000 for 2003.

10. Share Option and Incentive Plans and Other Retirement Arrangements

The Company established the 1998 share option and incentive plan (the "1998 Plan") for the purpose of attracting and retaining key executive officers and employees, as well as non-employee trustees. A total of 779,340 common shares were reserved for issuance under the 1998 Plan at December 31, 2001. At the time of the Offering, the Company granted options with respect to 504,000 common shares to officers, employees and trustees. The exercise price for such options is the Offering price of $18.00. The term of such options is ten years from the date of grant. Of these options, 150,000 vested immediately, 322,500 vest ratably over three years from the date of grant and 31,500 vest ratably over five years from date of grant. Additional options with respect to 7,500 and 25,000 common shares were granted to a trustee and officer of the Company, respectively, during 1998 at an exercise price of $17.75 and $15.125 per share, respectively. These options vest ratably over three and five years respectively, and terminate ten years from the date of grant. Additional options of 231,500 were granted during 1999 to a key executive officer and employees of the Company at exercise prices ranging from $5.31 to $6.69 per share. These options vest over three to four years and terminate ten years from the date of grant or three month's after termination of employment. During 1999, options of 307,500 were cancelled upon the resignations of a former executive officer and a trustee. Additional options of 323,840 were granted under the 1998 plan during 2000 to a key executive officer and employees of the Company at exercise prices ranging from $0.75 to $2.75 per share. Of these options, 108,612 vested immediately, 215,228 vest over two years from the date of grant and terminate ten years from the date of grant or three month's after termination of employment. Additionally, during 2000, options of 15,000 were cancelled upon the resignations of two former trustees.

During 1999, the Company established the 1999 share option and incentive plan (the "1999 Plan") for the purpose of encouraging and enabling the officers, employees, non-employee trustees and other key persons of the Company to acquire a proprietary interest in the Company. As of December 31, 2001, a total of 350,000 common shares were reserved for issuance under the 1999 Plan. Options of 43,000 were granted during 2001 from the 1999 Plan to the executive officers and the board members of the Company at exercise prices ranging from $3.50 to $4.18 per share. Of these options 8,000 vested immediately and the remaining 35,000 vest ratably on each of the annual anniversaries for the next three years and terminate ten years from the date of grant or three month's after termination of employment.

The following summarizes the activity in the 1998 and 1999 Plans for the years ended December 31, 2001, 2000 and 1999:

	2001		2000		1999	
1998 Plan and 1999 Plan	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	871,500	$ 6.47	460,500	$ 12.06	536,500	$ 17.16
Options granted	43,000	4.08	426,000	0.82	231,500	6.50
Options exercised	(217,331)	0.79	–	–	–	–
Options forfeited	–	–	(15,000)	18.00	(307,500)	18.00
Options outstanding, end of year	697,169	$ 7.85	871,500	$ 6.47	460,500	$ 12.06
Options exercisable, end of year	424,934	$ 10.64	355,833	$ 8.24	81,400	$ 15.86
Weighted average fair value of options granted during the year (calculated as of the grant date):		$2.17		$ 0.28		$ 0.07

Information regarding stock options outstanding and exercisable under the 1998 and 1999 Plans as of December 31, 2001 is as follows:

	Exercise Price Range		
	$0.75-$2.75	$3.50-$6.69	$15.13-$18.00
Options outstanding at December 31, 2001:			
Shares	210,669	272,500	214,000
Weighted average exercise price	$0.88	$5.52	$17.66
Weighted average remaining contractual life	8.7 years	5.8 years	6.1 years
Options exercisable at December 31, 2001:			
Shares	69,000	164,534	191,400
Weighted average exercise price	$1.01	$6.23	$17.78

No compensation expense has been recognized for options granted under the 1998 and 1999 Plans as the Company adopted the disclosure-only provisions of SFAS No. 123, "Stock Based Compensation". Under SFAS No. 123, compensation expense of $88,000, $114,000 and $106,000 would have been recorded in 2001, 2000 and 1999, respectively, for the 1998 and 1999 Plan based upon the fair value of the option awards. Earnings (loss) per share would have been $0.06, ($3.01) and ($0.16) in 2001, 2000 and 1999, respectively, had the Company adopted the fair value provisions of SFAS No. 123. The fair value determination was calculated using the Black-Scholes option-pricing model to value all stock options granted in 2001, 2000 and 1999 using the following assumptions:

	2001	2000	1999
Weighted average risk free interest rate	5.4%	6.1%	6.2%
Expected volatility	85.7%	75.7%	21.0%
Expected dividend yield	7.34%	7.71%	11.2%
Weighted average expected life of options	3.50 years	3.55 years	3.89 years

The Company has established a defined contribution retirement plan covering all eligible employees. Under this plan, eligible employees may make contributions up to the Internal Revenue Service maximum, and the Company is required to make certain minimum contributions. Company contributions to this Plan were $24,000 in 2001, $16,000 in 2000 and $16,000 in 1999.

11. Shareholder's Rights Plan

On October 13, 1999, the Company adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan is designed to deter coercive and unfair hostile takeover tactics. Under the Rights Plan, the Company authorized and declared a distribution of one right for each of its outstanding common shares held on the record date of October 29, 1999. Each right upon the occurrence of certain events (a "triggering event") entitles the holder to purchase from the Company one one-thousandth of a Series A Junior Participating Preferred Share, $.01 par value per share, of the Company (which is intended to be the economic equivalent of one common share) at an initial purchase price of $35.

The rights are neither exercisable nor traded separately from the common shares unless a triggering event occurs and will expire on October 13, 2009, unless exchanged or redeemed earlier. The rights will be exercisable only if a person or group in the future becomes the beneficial owner of 15% or more of the common shares of the Company, or announces a tender or exchange offer which, if consummated, would result in that person or group owning at least 15% of the common shares, subject to certain exceptions. The Company generally may redeem the rights for $.0005 per right at any time until ten days following the public disclosure that the 15% position has been met. A total of 16,000 preferred shares are reserved for issuance under the rights.

12. Taxes

The Company believes that, commencing with its taxable period ended December 31, 1998, it has been organized and operated in a manner so as to qualify for taxation as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a result, the Company generally will not be subject to income tax on its taxable income at corporate rates to the extent it distributes annually at least 100% of its taxable income to its shareholders and complies with certain other requirements. The Company intends to continue to qualify as a REIT and, accordingly, no provision has been made for income taxes in the accompanying consolidated financial statements.

The following table reconciles under Generally Accepted Accounting Principals ("GAAP"), net income to taxable income for the year ended December 31, (dollars in thousands):

	Estimated 2001	2000	1999
GAAP net income (loss)	$ 524	($ 21,330)	($ 1,030)
Less: GAAP net income of taxable REIT subsidiaries included above	309	6,838	(224)
GAAP net income for REIT operations (1)	833	(14,492)	(1,254)
Add: book depreciation and amortization	5,400	5,550	5,491
Less: tax depreciation and amortization	(5,900)	(7,222)	(8,140)
Bad debt expense - tax	(13,500)	9,972	-
Impairment losses - tax	-	4,639	-
Other book/tax differences, net	2,367	4,608	3,121
Adjusted taxable income subject to 90% Dividend requirement	($ 10,800)	$3,055	($ 782)

(1) All adjustments to GAAP net income from REIT operations are net of amounts attributable to minority interest and taxable REIT subsidiaries.

During 2000, the Company recorded significant bad debt expenses due to the Genesis bankruptcy filing related to loans and properties under lease and, as a result, recognized a net loss for financial reporting purposes. For federal income tax purposes, these losses will be recorded in 2001 as required under applicable income tax rules. When recognized for federal income tax purposes, these losses will reduce the amount otherwise required by the Company to be distributed to meet REIT requirements. Should these losses when recognized exceed REIT taxable income computed without regard to these losses, any excess loss ("NOL") amount may be carried forward for deduction in the succeeding year. The estimated NOL carry forward at December 31, 2001 is approximately $12.6 million.

The following is a reconciliation of the Company's dividends paid deduction for the years ended December 31 (dollars in thousands):

	2001	2000	1999
Cash dividends paid	$ -	$ 4,272	$ 10,513
Less: portion designated capital gains	-	-	-
Dividends paid deduction	$ -	$ 4,272	$ 10,513

13. Distributions

The Company must distribute at least 90% of its taxable income in order to continue to qualify as a REIT. Distributions in a given year may exceed the Company's earnings and profits due to non-cash expenses such as depreciation and amortization. Per share distributions on the Company's common shares include the following categories for income tax purposes:

	2001	2000	1999
Ordinary income	$ –	$ 0.5508	$ 0.1232
Capital gains	–	–	–
Return of capital	–	0.0492	1.3368
	$ –	$ 0.6000	$ 1.4600

No distributions were made for the year ended December 31, 2001.

14. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except per share data):

Income (loss) per share - basic:	2001	2000	1999
Net income (loss)	$524	($21,330)	($1,030)
Weighted average common shares outstanding	7,184	7,119	7,198
Basic net income (loss) per share	$0.07	($3.00)	($0.14)
Income (loss) per share - diluted:			
Net income (loss)	$524	($21,330)	($1,030)
Weighted average common shares outstanding	7,184	7,119	7,198
Dilutive common stock equivalents - stock options and warrants	258	-	-
Total weighted average number of diluted shares	7,442	7,119	7,198
Diluted net income (loss) per share	$0.07	($3.00)	($0.14)

Units of ElderTrust Operating Limited Partnership are not included in the determination of weighted average common shares outstanding for purposes of computing diluted income per share since they are redeemable for cash at the Company's discretion.

15. Disclosure About Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, restricted cash and accounts receivable approximates fair value based on the short-term nature of these investments. The carrying amount of real estate loans receivable at December 31, 2001 approximates the fair market value of the underlying properties.

The carrying amounts of the Company's Credit Facility and variable rate mortgages payable at December 31, 2001 and 2000 approximate fair value because the borrowings are at variable interest rates. The fair value of the Company's fixed rate mortgages and bonds payable at December 31, 2001 and 2000 is estimated using discounted cash flow analysis and the Company's current incremental borrowing rates for similar types of borrowing arrangements. The difference between the carrying amount and the fair value of the Company's fixed rate mortgages and bonds payable at December 31, 2001 and 2000 is not significant.

16. Quarterly Financial Information (Unaudited)

The following quarterly financial data summarize the unaudited quarterly results for the years ended December 31, 2001 and 2000 (in thousands, except per share amounts):

	Quarter ended			
2001	December 31	September 30	June 30	March 31
Revenues	$ 6,394	$ 6,378	$ 6,417	$ 6,441
Net income (loss)	718	418	319	(931)
Net income (loss) per share – basic	0.10	0.06	0.04	(0.13)
Net income (loss) per share – diluted	0.09	0.06	0.04	(0.13)

	Quarter ended			
2000	December 31	September 30	June 30	March 31
Revenues	$ 7,088	$ 5,991	$ 6,501	$ 7,004
Net income (loss)	5,460	(584)	(26,722)	516
Net income (loss) per share – basic	0.77	(0.08)	(3.75)	0.07
Net income (loss) per share – diluted	0.75	(0.08)	(3.75)	0.07
Distributions per share	–	–	0.30	0.30

17. Related Party Transactions

Mr. McCreary acquired the controlling interest in ET Capital Corp. and ET Sub-Meridian, LLP from a former executive official of the Company during 1999. As a result, Mr. D. Lee McCreary owns all of the voting interest in ET Capital Corp., representing a 5% equity interest. Additionally, Mr. McCreary also owns a 1% general partner interest in ET Sub-Meridian, through a limited liability company which he is the sole member. Mr. McCreary acquired the controlling interest in ET Sub-Cabot, LLC and ET Sub-Cleveland, LLC from a former executive official of the Company during 1999, and was effective in 2000. Mr. McCreary owns the 1% managing member interest in ET Sub-Vernon Court, LLC, ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC. See Note 6 for additional information.

Michael R. Walker serves as Chairman of the Board and Chief Executive Officer of Genesis and Chairman of the Board of ElderTrust. At December 31, 2001, Mr. Walker beneficially owned no common shares of Genesis and approximately 8.6% of the common shares of ElderTrust. For information regarding transactions between the Company and Genesis, see Notes 1 and 5.

18. Minority Interest

The Company owned approximately 94.9% and 94.8% of the Operating Partnership, at December 31, 2001 and 2000, respectively. The ownership interest is represented by 7,242,265 and 7,237,750 units owned as of December 31, 2001 and 2000, respectively. The remaining ownership interests include interests owned directly or indirectly by directors and officers of the Company and Genesis totaling 390,210 units.

Subject to certain limitations in the Operating Partnership Agreement the limited partners that hold units in the Operating Partnership have the right to require the redemption of their units at any time ("Unit Redemption Rights"). The Operating Partnership's obligation with respect to the Unit Redemption Rights is that the limited partner will receive cash from the Operating Partnership in an amount equal to the market value of the units to be redeemed. However, in lieu of the Operating Partnership acquiring the units for cash, the Company has the right to elect to acquire the units directly from the limited partner, either for cash or common shares of ElderTrust at the Company's discretion.

19. Supplemental Cash Flow Information:

Supplemental cash flow information for the years ended December 31, 2001, 2000 and 1999 is as follows (amounts in thousands):

	2001	2000	1999
Cash Paid For:			
Interest	$ 11,353	$ 13,324	$ 11,814
Non-Cash Investing and Financing Transactions:			
Acquisition of real estate properties at fair value in exchange for notes receivable	$ 12,650	$ -	$ -

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is incorporated herein by reference to the information under the heading "Election of Trustees" in the Company's proxy statement to be filed with respect to the 2001 annual meeting of shareholders (the "Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to the information under the heading "Executive Compensation and Other Information" in the Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information required by this Item is incorporated herein by reference to the information under the heading "Securities Owned by Management and Principal Shareholders" in the Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is incorporated herein by reference to the information under the heading "Certain Relationships and Related Transactions" in the Proxy Statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM 8-K

(a) The following documents are included in Part II, Item 8 of this report:

(1) Financial Statements:

(2) The following Financial Statement Schedules are included in Item 14 (d):

Separate Financial Statements and Schedule for ET Sub-Meridian Limited Partnership, L.L.P.
Schedule III - Real Estate and Accumulated Depreciation
Schedule IV - Mortgage Loans on Real Estate

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3) Exhibits:

The exhibits filed with this report are listed in the exhibit index on page 103.

(b) Current Reports on Form 8-K:

The Company did not file any reports on Form 8-K during the quarter ended December 31, 2001.

(c) Exhibits:

The exhibits listed in Item 14(a)(3) above are filed with this Form 10-K.

(d) Financial Statement Schedules:

Financial statement schedules are included on pages S-11 through S-14.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 20, 2002.

ElderTrust
Registrant

By: /s/ D. Lee McCreary, Jr.
President, Chief Executive Officer and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on March 20, 2002.

By: /s/ D. Lee McCreary, Jr.
D. Lee McCreary, Jr.
President, Chief Executive Officer, Chief Financial Officer and Trustee
(Principal Executive, Financial and Accounting Officer)

By: /s/ Michael R. Walker
Michael R. Walker
Chairman of the Board

By: /s/ Rodman W. Moorhead, III
Rodman W. Moorhead, III
Trustee

By: /s/ John G. Foos
John G. Foos
Trustee

By: /s/ Harold L. Zuber, Jr.
Harold L. Zuber, Jr.
Trustee

EXHIBIT INDEX

Exhibit No.		Description
(a)	3.1	Amended and Restated Declaration of Trust of the Company
	3.2	Articles Supplementary of the Company
(a)	3.3	Amended and Restated Bylaws of the Company
(b)	4.1	Rights Agreement between ElderTrust and First Union National Bank, as Rights Agent
(c)	4.2	Articles Supplementary for Classifying and Designating Series A Junior Participating Preferred Shares
(a)	10.1.1	Second Amended and Restated Agreement of Limited Partnership of ElderTrust Operating Limited Partnership
(d)	10.1.2	Certificate of Designation for Class C (LIHTC) Units of ElderTrust Operating Limited Partnership
(c)	10.1.3	Second Amendment to Second Amended and Restated Agreement of Limited Partnership of ElderTrust Operating Limited Partnership
(a)	10.2	Registration Rights Agreement between the Company and the persons named therein
(a)	10.3	1998 Share Option and Incentive Plan *
(c)	10.4	1999 Share Option and Incentive Plan *
(a)	10.5	Non-Competition Agreement between the Company and Michael R. Walker*
(a)	10.6.1	Assignment and Assumption Agreement between ET Capital Corp. and Genesis
(a)	10.6.2	Amendment of Working Capital Loan and Security Agreement among ET Capital Corp., Genesis and AGE Institute of Florida
(a)	10.6.3	Intercreditor Agreement among ET Capital Corp., Genesis and AGE Institute of Florida
(c)	10.6.4	Intercreditor Agreement among ET Capital Corp., AGE Institute of Florida and Bank of America, N.A.
(e)	10.7	Form of Minimum Rent Lease between the Operating Partnership and Genesis (Heritage Woods, Highgate at Paoli Pointe, Rittenhouse, Lopatcong, Phillipsburg, Willowbrook, Sanatoga, Lehigh, Berkshire and Wayne)
(e)	10.8	Form of Percentage Rent Lease between the Operating Partnership and Genesis (Riverview Ridge and Pleasant View)
(e)	10.9	Form of Fixed Rent Lease between the Operating Partnership and Genesis (Salisbury Medical Office Building)
(f)	10.10	Master Agreement with Genesis
(f)	10.11	Master Agreement with The Multicare Companies, Inc.
(a)	10.12.1	Credit Facility
(g)	10.12.2	First Amendment to Credit Facility
(d)	10.12.3	Second Amendment to Credit Facility
(c)	10.12.4	Third Amendment to Credit Facility
(h)	10.12.5	Master Agreement with Deutsche Bank
(i)	10.12.6	Fourth Amendment to Credit Facility
(i)	10.12.7	Supplement to Fourth Amendment to Credit Facility
(j)	10.13.1	Subordinated Promissory Note of ET Sub-Meridian payable to the Operating Partnership in the amount of $18.5 million
(j)	10.13.2	Agreement of Limited Partnership of ET Sub-Meridian

(j)	10.13.3	Indemnification Agreement dated September 3, 1998 in favor of the persons and entities listed on Exhibit B thereto
(j)	10.13.4	Indemnification Consent and Acknowledgment Agreement dated September 3, 1998 between the Operating Partnership and Genesis
(j)	10.13.5	Guarantee Agreement dated September 3, 1998 between Operating Partnership and ET Sub-Meridian
(j)	10.13.6	Subordinated Promissory Note of ET Sub-Meridian payable to the Operating Partnership in the amount of $8.5 million
(g)	10.14	Operating Agreement of ET-Sub Vernon Court, L.L.C.
(g)	10.15	Operating Agreement of ET-Sub Cabot Park, L.L.C.
(g)	10.16	Operating Agreement of ET-Sub Cleveland Circle, L.L.C.
(c)	10.16	Option Agreement by and between D. Lee McCreary, Jr. and the Operating Partnership to purchase Mr. McCreary's controlling ownership interest in ET-Sub Vernon Court, L.L.C.
(c)	10.17	Employment Agreement between the Company and D. Lee McCreary, Jr. dated as of October 13, 1999 *
	11.1	Computation of basic and diluted earnings per share
	21.1	Subsidiaries of the Registrant
	23.1	Consent of Independent Auditors

(*) Represents management contract or compensatory plan

(a) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1997.
(b) Incorporated by reference to the Company's Form 8-K filed on October 20, 1999.
(c) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1999.
(d) Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 1999.
(e) Incorporated by reference to the Company's Form S-11 Registration Statement (No. 333-37451).
(f) Incorporated by reference to the Company's Form 8-K filed on December 11, 2000.
(g) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 1998.
(h) Incorporated by reference to the Company's Form 10-K for the year ended December 31, 2000.
(i) Incorporated by reference to the Company's Form 10-Q for the quarter ended March 31, 2001.
(j) Incorporated by reference to the Company's Form 8-K filed on September 18, 1998.

Independent Auditors' Report

The Partners
ET Sub-Meridian Limited Partnership, L.L.P.:

We have audited the accompanying balance sheets of ET Sub-Meridian Limited Partnership, L.L.P. (the Partnership) as of December 31, 2001 and 2000, and the related statements of operations, partners' capital (deficit), and cash flows for each of the years in the three year-period ended December 31, 2001. In connection with our audits of the financial statements, we also have audited the related Real Estate and Accumulated Depreciation financial statement schedule. These financial statements and the financial statement schedule are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ET Sub-Meridian Limited Partnership, L.L.P. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related Real Estate and Accumulated Depreciation financial statement schedule when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/KPMG LLP

McLean, VA.
January 16, 2002

ET SUB-MERIDIAN LIMITED PARTNERSHIP, L.L.P.
BALANCE SHEETS
December 31, 2001 and 2000
(in thousands)

	2001	2000
ASSETS		
Assets:		
Properties under capital leases, less accumulated depreciation of $11,709 and $8,197, respectively	$99,522	$103,034
Cash and cash equivalents	97	539
Restricted cash	884	1,057
Prepaid expenses	3	2
Total assets	$100,506	$104,632
LIABILITIES AND PARTNERS' DEFICIT		
Liabilities:		
Accounts payable and accrued expenses	554	1,153
Accounts payable to related parties	789	1,148
Rent received in advance	837	817
Capital lease obligations	64,973	64,662
Notes payable	13,137	23,143
Note payable to related party	26,076	17,576
Other liabilities	1,728	1,708
Total liabilities	108,094	110,207
Partners' deficit	(7,588)	(5,575)
Total liabilities and partners' deficit	$100,506	$104,632

The accompanying notes to financial statements are an integral part of these statements.

ET SUB-MERIDIAN LIMITED PARTNERSHIP, L.L.P.
STATEMENTS OF OPERATIONS
Years ended December 31, 2001, 2000 and 1999
(in thousands)

	2001	2000	1999
Revenues:			
Rental revenues	$9,883	$9,800	$9,800
Other income	67	28	16
Total revenues	9,950	9,828	9,816
Expenses:			
Interest expense	6,193	6,592	6,495
Interest expense – related party	2,138	2,144	2,138
Depreciation expense	3,512	3,513	3,514
General and administrative	96	40	2
Management fee – related party	24	24	8
Total expenses	11,963	12,313	12,157
Net loss	($2,013)	($2,485)	($2,341)

The accompanying notes to financial statements are an integral part of these statements.

ET SUB-MERIDIAN LIMITED PARTNERSHIP, L.L.P.
STATEMENTS OF PARTNERS' DEFICIT
Years ended December 31, 2001, 2000 and 1999
(in thousands)

	Total	Limited Partner	General Partner Toughkenamon, L.L.C	General Partner ET Meridian, L.L.C.
Balances at January 1, 1999	$ 702	$ 690	$ –	$ 12
Net loss	(2,341)	(2,318)	(12)	(11)
Distributions	(467)	(449)	(18)	–
Transfer of general partnership interest	–	–	1	(1)
Balances at December 31, 1999	(2,106)	(2,077)	(29)	–
Net loss	(2,485)	(2,460)	(25)	–
Distributions	(984)	(982)	(2)	–
Balances at December 31, 2000	(5,575)	(5,519)	(56)	–
Net loss	(2,013)	(1,993)	(20)	–
Balances at December 31, 2001	($7,588)	($7,512)	($ 76)	$ –

The accompanying notes to financial statements are an integral part of these statements.

ET SUB-MERIDIAN LIMITED PARTNERSHIP, L.L.P.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2001, 2000 and 1999
(in thousands)

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	($2,013)	($2,485)	($2,341)
Adjustments to reconcile net loss to net cash provided by operating activities:			
Depreciation	3,512	3,513	3,514
Net changes in assets and liabilities:			
Accounts payable and accrued expenses	(938)	1,858	(198)
Accrued interest on capital lease obligations	311	289	(93)
Other	19	(2)	75
Net cash provided by operating activities	891	3,173	957
CASH FLOWS FROM INVESTING ACTIVITIES:			
Acquisition cost of additions to real estate investments	–	–	(37)
Net decrease in restricted cash	173	53	59
Net cash provided by investing activities	173	53	22
CASH FLOWS FROM FINANCING ACTIVITIES:			
Distributions to partners	–	(984)	(467)
Payments of principal on notes payable	(1,506)	(1,827)	(388)
Net cash used in financing activities	(1,506)	(2,811)	(855)
Net increase (decrease) in cash and cash equivalents	(442)	415	124
Cash and cash equivalents, beginning of year	539	124	–
Cash and cash equivalents, end of year	$ 97	$ 539	$ 124
Supplemental cash flow information:			
Cash paid for interest	$8,880	$8,299	$8,898

The accompanying notes to financial statements are an integral part of these statements.

1. Organization and Operations

ET Sub-Meridian Limited Partnership, L.L.P. (the "Partnership") was formed pursuant to the Virginia Revised Uniform Limited Partnership Act, as amended, on August 7, 1998 by and among ET Meridian, L.L.C., a Delaware limited liability company as the general partner, and ElderTrust Operating Limited Partnership as the limited partner (the "Limited Partner"). The limited partner is a 99% owned subsidiary of ElderTrust. During 1999, ET Meridian, L.L.C. sold its general partner interest in the Partnership to Toughkenamon, L.L.C. (the "General Partner").

The Partnership owns the leasehold and purchase option rights to seven skilled nursing facilities located in Maryland and New Jersey, which it purchased from a wholly-owned subsidiary of Genesis Health Ventures, Inc. ("Genesis") in September 1998 for $35.5 million in cash and issuance of $8.5 million in term loans. The owners of the skilled nursing facilities provided $17.7 million of financing to the Partnership in connection with this transaction. The purchase options are exercisable by the Partnership in September 2008 for a cash exercise price of $66.5 million. The Partnership subleased the facilities to Genesis for an initial ten-year period with a ten-year renewal option. Genesis has guaranteed the subleases.

All of the Partnership's assets at December 31, 2001 and 2000 consisted of real estate properties under capital lease, which were subleased to Genesis. As such, the Partnership's revenues and ability to make distributions to partners' depend, in significant part, upon the revenues derived from Genesis (See Note 4).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Cash and Cash Equivalents

The Partnership considers all short-term, highly liquid investments that are readily convertible to cash and have an original maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash represents future lease payments on the capital lease obligations and principal and interest payments on the note payable to owners of the skilled nursing facilities required to be deposited to a lockbox.

Properties Under Capital Leases

Properties under capital leases consist of real estate properties, which are recorded at cost. Acquisition costs and transaction fees, including legal fees and external due diligence costs, are capitalized as a cost of the respective property. The cost of real estate properties under capital lease is allocated between land and buildings and improvements based upon estimated fair values at the time of acquisition. Amortization of properties under capital lease is provided for on a straight-line basis over an estimated composite useful life of 28.5 years for buildings and improvements.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Partnership reviews its long-lived assets, which includes properties under capital leases, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Income Taxes

No provision for income taxes is necessary in the financial statements of the Partnership because, as a partnership, it is not subject to income taxes and the tax effect of its activities accrues to the partners.

Subleases and Rental Income

Real estate properties under capital lease are subleased to operators on a long-term triple net-lease basis. Triple net-leases require lessees to pay all operating expenses, taxes, insurance, maintenance and other costs, including a portion of capital expenditures. Subleases provide for minimum rent, based on the lesser of stated amounts in the sublease agreement or minimum rent for the prior year multiplied by two times the change in the Consumer Price Index ("minimum rent leases"). Sublease payments are recognized as revenue as earned in accordance with the sub lease agreements.

3. Properties Under Capital Leases

The Partnership conducts all of its operations from properties which are classified as capital leases. As of December 31, 2001 and 2000, properties under capital lease consisted of seven skilled nursing facilities with a total of 1,176 beds located in two states. All of the leases are for 10 years and expire in 2008.

The following is an analysis of properties under capital lease at December 31, 2001 and 2000 by major class (dollars in thousands):

	2001	2000
Real estate properties, at cost	$100,108	$100,108
Less- accumulated depreciation	(11,709)	(8,197)
Land	11,123	11,123
Net real estate properties	$ 99,522	$103,034

Included in the future minimum lease payments is a $65,000 property maintenance fee the Company is required to pay to the lessor each year for the term of the lease. The following is a schedule by years of future minimum lease payments under capital leases together with the present value of the minimum lease payments as of December 31, 2001 (dollars in thousands):

2002	$ 4,245
2003	4,245
2004	4,245
2005	4,245
2006	4,245
Thereafter	74,692
Total minimum lease payments	95,917
Less: amount representing interest at 7.06% per annum	30,944
Present value of future minimum lease payments	$ 64,973

The Partnership subleases these properties to operators pursuant to long-term triple net leases. Effective September 1, 2001, the annual minimum sublease payments have been increased to $10,050,000 per year. At December 31, 2001 future minimum sublease payments receivable are as follows (dollars in thousands):

2002	$10,050
2003	10,050
2004	10,050
2005	10,050
2006	10,050
Thereafter	25,125
Total minimum sublease payments	$75,375

4. Concentration of Risk

Revenues recorded by the Partnership under leases with Genesis aggregated $9.9 million and $9.8 million in 2001 and 2000. The Partnership's revenues and ability to make distributions to partners' depends, in significant part, upon the revenues derived from Genesis.

On June 22, 2000, Genesis filed for protection under Chapter 11 of the United States Bankruptcy Code. On October 2, 2001, Genesis announced that it along with The Multicare Companies, Inc., had successfully completed their reorganization and had emerged from bankruptcy.

5. Notes Payable

The Partnership partially financed the acquisition of properties under capital leases with notes payable of $8.5 million to Genesis, $17.7 million to the owners of the skilled nursing facilities and $17.6 million to the Limited Partner. The $8.5 million promissory note bears interest at an annual rate of 8% for the first year, 9% for the second year and 10% for remainder of the term of the note, with interest payable monthly through September 3, 2003. The $17.7 million promissory note bears interest at 7.06% annually, with principal and interest payable monthly through September 1, 2008. The $17.6 million subordinated demand loan payable to the Limited Partner bears interest at 12% and is due on demand. Under the terms of the agreements approved by the U. S. Bankruptcy Court, Meridian Healthcare, Inc. (a Genesis affiliate) assigned to ElderTrust Operating Limited Partnership, the Limited Partner, the $8.5 million promissory note, in consideration for reductions in the loan balances on the loans Genesis owed to ElderTrust Operating Limited Partnership. A modification to the note was executed to extend the term until September 2008 and change the interest rate to 8%.

6. Partners' Capital

The Partnership percentage interests of the partners are as follows:

General Partners	1%
Limited Partner	99%
	100%

Distribution of Cash

Cash flow, as defined in the partnership agreement, shall be distributed to the partners in proportion to their percentage interests.

Distribution of Income or Loss

Net income or loss of the partnership shall be allocated to the partners in proportion to their percentage interests.

7. Disclosure About Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents and restricted cash approximates fair value based on the short-term nature of these investments.

The fair value of the Partnership's notes payable at December 31, 2001 and 2000 is estimated using discounted cash flow analysis and currently prevailing rates. The difference between the carrying amount and the fair value of the Partnership's notes payable at December 31, 2001 and 2000 is not significant.

8. Related Party Transactions

The Partnership paid management fees of $24,000, $24,000 and $8,000 for 2001, 2000 and 1999, respectively, to the Limited Partner for administrative services provided to the Partnership.

At December 31, 2001 and 2000, Mr. D. Lee McCreary, the President, Chief Executive Officer and Chief Financial Officer of ElderTrust, was the sole member of the limited liability company which owned the 1% general partner interest in the Partnership.

ET SUB-MERIDIAN LIMITED PARTNERSHIP, L.L.P.
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2001
(dollars in thousands)

Description	Encumbrances	Initial Cost to Company		Cost Capitalized Subsequent to Acquisition	Gross Amount Carried at Close of Period				Orig. Construct. / Renovation Date	Date Acquired
		Land	Buildings and Improvements		Land	Buildings and Improvements	Total (1)	Accum. Deprec. (2)		
Skilled Nursing Facilities:										
La Plata, MD	$9,208	$1,306	$11,751	$4	$1,306	$11,755	$13,061	$1,375	1983	Sep-98
Voorhees, NJ	12,173	1,745	15,699	6	1,745	15,705	17,450	1,837	1986/1988	Sep-98
Centerville, MD	10,033	1,424	12,809	5	1,424	12,814	14,238	1,499	1977/1983/1991	Sep-98
Dundalk, MD	13,484	1,916	17,241	6	1,916	17,247	19,163	2,017	1981	Sep-98
Towson, MD	3,883	546	4,912	2	546	4,914	5,460	575	1972-1973	Sep-98
Severna Park, MD	12,958	1,841	16,567	6	1,841	16,573	18,414	1,938	1982	Sep-98
Westfield, NJ	16,484	2,345	21,092	8	2,345	21,100	23,445	2,468	1970/1980/1994	Sep-98
Grand Total	$ 78,223	$11,123	$100,071	$ 37	$11,123	$100,108	$111,231	$11,709		

(1) The aggregate cost for Federal income tax purposes is $3,177.
(2) Depreciation expense is calculated using a 28.5 year composite life for buildings.

The following represents a roll forward of the balance of leased properties under capital leases and related depreciation from January 1, 1999 to December 31, 2001:

	Cost Basis	Accumulated Amortization
Balance at January 1, 1999	$ 111,194	$ 1,170
Acquisitions during the year	37	1
Real estate properties depreciation for the period	–	3,513
Balance at December 31, 1999	$ 111,231	$ 4,684
Real estate properties depreciation for the period	–	3,513
Balance at December 31, 2000	$ 111,231	$ 8,197
Real estate properties depreciation for the period	–	3,512
Balance at December 31, 2001	$ 111,231	$ 11,709

ELDERTRUST
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2001
(dollars in thousands)

		Initial Cost to Company		Cost Capitalized	Gross Amount Carried at Close of Period					
Description	Encumbrances	Land	Buildings and Improvements	Subsequent to Acquisition	Land	Buildings and Improvements	Total (1)	Accum. Deprec. (2)	Orig. Construct. / Renovation Date	Date Acquired
Assisted Living Facilities:										
Agawam, MA	$ – (3)	$1,249	$11,243	$ –	$1,249	$11,243	$12,492	$1,545	1997	Jan-98
Clark's Summit, PA	– (3)	645	5,802	18	645	5,820	6,465	800	1996	Jan-98
Wilkes-Barre, PA	2,742	662	5,932	–	654	5,932	6,586	780	1993	Mar-98
Paoli, PA	9,589	1,128	10,079	208	1,152	10,287	11,439	1,414	1995	Jan-98
Macungie, PA	– (3)	420	3,780	–	420	3,780	4,200	122	1997	Jan-01
Reading, PA	– (3)	470	4,230	–	470	4,230	4,700	136	1997	Jan-01
Pottstown, PA	– (3)	360	3,240	–	360	3,240	3,600	104	1998	Jan-01
Kimberton, PA	10,050 (6)	1,239	10,834	10	970	8,725	9,695	59	1996	Jan-98
North Andover, MA	8,537	1,194	10,729	3	1,194	10,732	11,926	1,161	1995	Dec-98
Newton, MA	13,829	1,793	16,091	5	1,793	16,096	17,889	1,742	1905/1995	Dec-98
Subtotal	44,747	9,160	81,960	244	8,907	80,085	88,992	7,863		
Independent Living Facility:										
Concord, NH	3,796	407	3,667	–	407	3,667	4,074	504	1926	Jan-98
Skilled Nursing Facilities:										
Philadelphia, PA	– (3)	985	8,821	1	1,135	8,821	9,956	1,212	1930/1993/2000	Jan-98
Lopatcong, NJ	10,500	1,490	13,406	–	1,490	13,406	14,896	1,841	1984/1992	Jan-98
Phillipsburg, NJ	–	679	6,110	10	230	2,176	2,406	84	1930/1993	Jan-98
Wayne, PA	4,600	662	5,921	1,761	662	7,682	8,344	948	1920/1999	Jan-98
Chester, PA	18,489 (4)	1,187	10,670	–	1,187	10,670	11,857	1,466	1960/1983	Jan-98
Philadelphia, PA	– (4)	1,230	11,074	1	1,230	11,075	12,305	1,522	1973	Jan-98
Flourtown, PA	14,900 (5)	784	7,052	–	784	7,052	7,836	970	1977/1991	Jan-98
Pennsburg, PA	– (5)	1,091	9,813	51	1,091	9,864	10,955	1,353	1982	Jan-98
Subtotal	48,489	8,108	72,867	1,824	7,809	70,746	78,555	9,396		
Medical Office and Other Buildings:										
Upland, PA	2,520	–	4,383	129	–	4,512	4,512	612	1977	Jan-98
Drexel Hill, PA	5,717	–	8,132	86	–	8,218	8,218	1,123	1984/1997	Feb-98
Salisbury, MD	1,022	135	1,212	75	142	1,287	1,429	170	1984	Jan-98
Forked River, NJ	482	62	563	–	62	563	625	77	1996	Jan-98
Subtotal	9,741	197	14,290	290	204	14,580	14,784	1,982		
Total Operating	$106,773	$17,872	$172,784	$2,358	$17,327	$169,078	$186,405	$19,745		

(1) The aggregate cost for Federal income tax purposes is $185,019.

(2) Depreciation expense is calculated using a 28.5 year composite life for both building and equipment.

(3) Encumbered by the Credit Facility in the aggregate amount of $7.2 million.

(4)&(5) This is a single note which covers both properties.

(6) This property was classified as held for sale prior to November 1, 2001. The asset value and accumulated depreciation have been adjusted according to SFAS 144. See "Item 2 - Properties"

ELDERTRUST
SCHEDULE III
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2001 (continued)
(dollars in thousands)

The following represents a roll forward of the balance of real estate properties and related accumulated depreciation from January 1, 1999 to December 31, 2001:

	Cost Basis	Accumulated Depreciation
Balance at January 1, 1999	$ 180,573	$ 4,444
Improvements during the period	1,288	13
Real estate properties depreciation for the period	–	5,723
Balance at December 31, 1999	$ 181,861	$ 10,180
Additions/(reductions) during period:		
Assets held for sale written down to fair value	(5,932)	(626)
Assets held for sale reclassed on balance sheet	(12,666)	(1,301)
Improvements	626	66
Real estate properties depreciation for the period	–	5,766
Balance at December 31, 2000 (1)	$ 163,889	$ 14,085
Additions during period:		
Acquisitions (2)	12,650	362
Asset previously held for sale (3)	9,695	59
Improvements	171	75
Real estate properties depreciation for the period	–	5,164
Balance at December 31, 2001	$ 186,405	$ 19,745

(1) Balance does not reflect assets held for sale. Assets held for sale are disclosed separately on the Balance Sheet.
(2) Represents three assisted living properties and land on one additional property acquired through the debt restructuring with Genesis on January 31, 2001.
(3) Represents the Woodbridge property located in Kimberton, PA . This asset was reclassified from held for sale on November 1, 2001.

ELDERTRUST
SCHEDULE IV
MORTGAGE LOANS ON REAL ESTATE
December 31, 2001
(dollars in thousands)

Description	Number of Beds	Interest Rate	Final Maturity Date	Periodic Payment Term	Prior Liens	Original Face Amount of Mortgages	Carrying Amount of Mortgages at December 31, 2001 (1)
Term Loans - Assisted Living Facilities:							
Melbourne, FL	92	10.00%	5/2002	(2)	None	$ 4,828	$ -
Shillington, PA	57	9.50%	6/2002	(3)	None	5,164	-
Ormond Beach, FL	60	9.50%	6/2002	(3)	None	4,577	-
Macungie, PA	70	10.50%	6/2002	(3)	None	6,665	-
Reading, PA	64	10.50%	6/2002	(3)	None	6,269	-
Subtotal	343					27,503	-
Construction Loans - Assisted Living Facilities:							
Wyncote, PA	52	9.00%	6/2002	(3)	None	5,380	-
Wilmington, DE	92	10.50%	8/2000	(3)	None	9,500	-
Pottstown, PA	75	10.50%	1/2001	(3)	None	6,511	-
Subtotal	219					21,391	-
Grand Total	562					$ 48,894	$ -

(1) The aggregate cost for Federal income tax purposes is $0.
(2) Interest only was payable until the maturity date. Principal payments were required to be made monthly to the extent of one half of excess cash, if any, after payment of operating expenses, management fee, interest and an amount to be agreed upon by the parties for capital expenditures. Principal payment requirements became effective upon closing of bankruptcy proceedings, which were consummated on January 31, 2001.
(3) Interest only was payable until the maturity date.

Mortgage loan activity for the years ended December 31, 2001, 2000 and 1999 is as follows:

	2001	2000	1999
Balance, beginning of year	$ 41,559	$ 48,646	$ 47,899
Additions during the period:			
New mortgage loans	–	–	5,095
Deductions during the period:			
Collections of principal (4)	(21,698)	–	(4,348)
Assisted living properties (5)	(12,500)	–	–
Other (refinancing agreement) (6)	(7,361)	(7,087)	–
Balance, end of year	$ –	$ 41,559	$ 48,646

(4) For 2001, includes principal payments on three term and two construction loan receivables.
(5) These three assisted living properties were transferred to the Company upon the debt restructuring by Genesis in full payment of the mortgage notes receivable. The mortgage loan relief was subsequent to the write down of the mortgage loans receivable to fair value. See note 6, below.
(6) Write down of the mortgage loan receivables to fair value due to negotiation and loan restructuring with Genesis, resulting from Genesis bankruptcy proceedings.

EXHIBIT 11.1

COMPUTATION OF BASIC AND DILUTED EARNINGS PER SHARE
FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

The following calculation is submitted in accordance with requirements of the Securities Exchange Act of 1934:

	For the year ended December 31		
	2001	2000	1999
	(amounts in thousands)		
Basic income (loss) per share:			
Net income (loss)	$524	($21,330)	($1,030)
Weighted average common shares outstanding	7,184	7,119	7,198
Basic net income (loss) per share	$0.07	($3.00)	($0.14)
Diluted loss per share:			
Net income (loss)	$524	($21,330)	($1,030)
Weighted average common shares outstanding	7,184	7,119	7,198
Common share equivalents - stock options and warrants	258	-	-
Total weighted average number of diluted shares	7,442	-	-
Diluted net income (loss) per share	$0.07	($3.00)	($0.14)

EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction of Organization	Type of Entity
ElderTrust	Maryland	Trust
ElderTrust Operating Limited Partnership	Delaware	Limited partnership
ET Sub-Phillipsburg, L.L.C.	Delaware	Limited liability company
ET Sub-Windsor I, L.L.C.	Delaware	Limited liability company
ET Sub-Windsor II, L.L.C.	Delaware	Limited liability company
ET Sub-SMOB, L.L.C.	Delaware	Limited liability company
ET Sub-GENPAR, L.L.C.	Delaware	Limited liability company
ET Sub-Lopatcong, L.L.C.	Delaware	Limited liability company
ET Sub-Heritage Woods, L.L.C.	Delaware	Limited liability company
ET Sub-Pleasant View, L.L.C.	Delaware	Limited liability company
ET Sub-Lacey I, L.L.C.	Delaware	Limited liability company
ET Sub-Willowbrook Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-Riverview Ridge Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-Highgate, L.P.	Pennsylvania	Limited partnership
ET Sub-Woodbridge, L.P.	Pennsylvania	Limited partnership
ET Sub-Rittenhouse Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-Wayne I Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-Belvedere Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-Chapel Manor Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-Harston Hall Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-Pennsburg Manor Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-Silverlake Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-POB I Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-DCMH Limited Partnership, L.L.P.	Virginia	Limited liability partnership
ET Sub-Vernon Court, L.L.C.	Delaware	Limited liability company
ET Sub-Heritage Andover, L.L.C.	Delaware	Limited liability company
ET Belvedere Finance, L.L.C	Delaware	Limited liability company
ET DCMH Finance, L.L.C.	Delaware	Limited liability company
ET Pennsburg Finance, L.L.C.	Delaware	Limited liability company
ET POB I Finance, L.L.C	Delaware	Limited liability company
ET Wayne I Finance, L.L.C.	Delaware	Limited liability company
ET Sub-Berkshire Limited Partnership, L.L.P.	Delaware	Limited liability partnership
ET Berkshire, L.L.C.	Delaware	Limited liability company
ET Sub-Lehigh Limited Partnership, L.L.P.	Delaware	Limited liability partnership
ET Lehigh, L.L.C.	Delaware	Limited liability company
ET Sub-Sanatoga, Limited Partnership, L.L.P.	Delaware	Limited liability partnership
ET Sanatoga, L.L.C.	Delaware	Limited liability company

ELDERTRUST
101 East State Street
Suite 100
Kennett Square, Pennsylvania 19348
(610) 925-4200

April 22, 2002

Dear Shareholder:

You are cordially invited to attend the 2002 annual meeting of shareholders of ElderTrust to be held on Thursday, May 23, 2002, at 10 a.m., at the Hotel Du Pont, 11th & Market Streets, Wilmington, Delaware, 19801.

The annual meeting has been called for the following purposes:

(1) To elect one trustee for a term of three years; and

(2) To transact such other business as may properly come before the annual meeting or any adjournments.

It is important that your shares be represented at the annual meeting. Whether or not you plan to attend the annual meeting, you are requested to complete, date, sign and return the enclosed proxy card in the enclosed postage-paid envelope.

Very truly yours,

/s/ D. Lee McCreary, Jr.

D. Lee McCreary, Jr.
President, Chief Executive
Officer, Chief Financial Officer,
Treasurer and Secretary

ELDERTRUST
101 East State Street
Suite 100
Kennett Square, Pennsylvania 19348
(610) 925-4200

NOTICE TO ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 23, 2002

NOTICE IS HEREBY GIVEN that the 2002 annual meeting of shareholders of ElderTrust will be held at the Hotel Du Pont, 11th & Market Streets, Wilmington, Delaware, 19801, on Thursday, May 23, 2002, at 10 a.m., for the following purposes:

(1) To elect one trustee for a three-year term and until his successor is elected and qualified; and

(2) To transact such other business as may properly come before the meeting or any adjournments.

The Board of Trustees has fixed March 28, 2002 as the record date for the determination of shareholders entitled to notice of and to vote at the annual meeting and all adjournments thereof. Only shareholders of record at the close of business on that date will be entitled to notice and to vote at the annual meeting. All shareholders are cordially invited to attend the annual meeting.

In the event that there are not sufficient votes to approve any one or more of the foregoing proposals at the time of the annual meeting, the annual meeting may be adjourned in order to permit further solicitation of proxies by ElderTrust.

By Order of the Board of Trustees

/s/ D. Lee McCreary, Jr.

D. Lee McCreary, Jr.
President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary

Kennett Square, Pennsylvania
April 22, 2002

Whether or not you plan to attend the annual meeting, you are urged to sign, date and return the enclosed proxy in the accompanying pre-addressed envelope which requires no postage stamp. Your proxy may be revoked prior to the voting by filing with the Secretary of ElderTrust a written revocation or a duly executed proxy bearing a later date or by attending the annual meeting and voting in person.

ELDERTRUST
101 East State Street
Suite 100
Kennett Square, Pennsylvania 19348
(610) 925-4200

PROXY STATEMENT
2002 ANNUAL MEETING OF SHAREHOLDERS
May 23, 2002

SOLICITATION, VOTING AND REVOCABILITY OF PROXIES

This proxy statement is furnished to shareholders of ElderTrust in connection with the solicitation by the board of trustees of ElderTrust of proxies to be used at the 2002 annual meeting of shareholders to be held at the Hotel Du Pont, 11th & Market Streets, Wilmington, Delaware, 19801, on Thursday, May 23, 2002, at 10 a.m., and at any adjournments or postponements.

If the enclosed form of proxy is properly executed and returned to ElderTrust in time to be voted at the annual meeting, the shares represented thereby will be voted in accordance with the instructions marked thereon. **Executed but unmarked proxies will be voted FOR the election of the board of trustees' one nominee as trustee.** If any other matters are properly brought before the annual meeting, the persons named in the accompanying proxy will vote the shares represented by such proxies on such matters as determined by a majority of the board of trustees of ElderTrust. The presence of a shareholder at the annual meeting will not automatically revoke such shareholder's proxy. Shareholders may, however, revoke a proxy at any time prior to its exercise by filing with the Secretary of ElderTrust a written revocation or a duly executed proxy bearing a later date or by attending the annual meeting and voting in person.

The cost of solicitation of proxies in the form enclosed herewith will be borne by ElderTrust. In addition to the solicitation of proxies by mail, ElderTrust, through its trustees, officers and regular employees, may also solicit proxies personally or by telephone or telegraph. ElderTrust will also request persons, firms and corporations holding shares in their names, or in the name of their nominees, to send proxy material to and obtain proxies from beneficial owners and will reimburse such holders for their reasonable expenses in so doing. It is anticipated that this proxy statement will be mailed to stockholders on or about April 22, 2002.

The securities which can be voted at the annual meeting consist of common shares of beneficial interest of ElderTrust, par value $.01 per share. Each share entitles its owner to one vote on all matters. The declaration of trust of ElderTrust does not provide for cumulative voting in the election of trustees. The board of trustees has fixed the close of business on March 28, 2002 as the record date for determination of shareholders entitled to vote at the annual meeting. The number of common shares outstanding on the record date was 7,341,546.

The presence, in person or by proxy, of at least a majority of the outstanding common shares is necessary to constitute a quorum at the annual meeting. Shareholders' votes will be tabulated by the persons appointed by the board of trustees to act as inspectors of election for the annual meeting.

A copy of ElderTrust's 2001 annual report to shareholders accompanies this proxy statement. **The 2001 annual report to shareholders includes ElderTrust's annual report on Form 10-K for the year ended December 31, 2001 as filed with the SEC. Shareholders may obtain a copy of the exhibits to ElderTrust 2001 annual report on Form 10-K, upon payment of a reasonable fee, by writing to ElderTrust, 101 East State Street, Suite 100, Kennett Square, Pennsylvania 19348, Attention: Corporate Secretary.**

ELECTION OF TRUSTEE
(Proposal 1)

The declaration of trust of ElderTrust provides for a minimum of three trustees and a maximum of nine trustees. The board of trustees of ElderTrust currently consists of five members. The trustees are divided into three classes, each consisting of approximately one-third of the total number of trustees. The term of office of only one class expires in each year and their successors are elected for terms of three years and until their successors are elected and qualified. At the annual meeting, one trustee will be elected for a three-year term. As described below, the board of trustees' nominee is John G. Foos. **The board of trustees recommends that you vote FOR the board of trustees' nominee for election as trustee.**

Unless otherwise specified on the proxy, it is the intention of the persons named in the proxy to vote the shares represented by each properly executed proxy for the election as trustee of Mr. Foos, for a three-year term. The board of trustees believes Mr. Foos will stand for election and will serve if elected as trustee. However, if he fails to stand for election or is unable to accept election, the proxies will be voted for the election of such other person as a majority of the board of trustees of ElderTrust may recommend. Trustees are elected by plurality of the votes cast. A properly voted proxy marked "WITHHELD" with respect to the trustee election will not be voted with respect to the election of Mr. Foos as a trustee. Because trustees are elected by plurality vote, any broker non-votes will have no effect on the result of the election.

Information as to Nominees and Other Trustees

The following table sets forth certain information regarding the board of trustees' nominee for election as trustee and those trustees who will continue to serve as such after the annual meeting.

	Age at March 31, 2002	Trustee Since	For Term To Expire	Position(s) Held with ElderTrust
Nominees:				
John G. Foos	52	2000	2002	Trustee
Continuing Trustees:			Term Expires	
D. Lee McCreary, Jr.	44	1999	2003	President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Trustee
Rodman W. Moorhead, III	58	1998	2003	Trustee
Michael R. Walker	53	1997	2004	Trustee
Harold L. Zuber, Jr.	52	2001	2004	Trustee

The principal occupations for the past five years of the nominee for trustee and the trustees whose term of office will continue after the annual meeting are set forth below.

John G. Foos, a trustee of ElderTrust since April 2000, has served since July 1989 as Chief Financial Officer of Independence Blue Cross, the largest health insurer in the Philadelphia, Pennsylvania region. Before joining Independence Blue Cross, Mr. Foos was a partner with the public accounting firm of KPMG, LLP. Mr. Foos is a member of the board of directors of Hoosiercare, Inc., a tax-exempt organization that owns and operates 14 long-term care facilities in the east and midwest. Mr. Foos is a member of the American Institute of Certified Public Accountants and the Pennsylvania Institute of Certified Public Accountants. He holds a Bachelor of Science degree in accounting from Susquehanna University.

D. Lee McCreary, Jr., a trustee of ElderTrust since October 1999, is the President, Chief Executive Officer, Chief Financial Officer, Treasurer and Secretary of ElderTrust. In June 1997, Mr. McCreary became Senior Vice President, Chief Financial Officer, Treasurer and Secretary of ElderTrust Realty Group, Inc., predecessor to ElderTrust. In July 1999, he was named acting President and Chief Executive Officer and was appointed to those positions on a permanent basis and as a trustee of ElderTrust in October 1999. From September 1994 until May 1997, Mr. McCreary was Vice President-Tax Services at Siegfried, Schieffer & Seitz, a Wilmington, Delaware-based regional accounting firm. Before joining Siegfried, Schieffer & Seitz, he was a partner at Price Waterhouse LLP, where he worked for over 14 years providing tax consulting services for companies in the healthcare, real estate and financial services industries. Mr. McCreary is a member of both the American Institute of Certified Public Accountants and the Maryland Association of Certified Public Accountants. He holds a Bachelor of Science degree from the University of Delaware.

Rodman W. Moorhead, III, a trustee of ElderTrust since January 1998, has been employed since 1973 by Warburg Pincus, a private equity and venture capital firm in New York, where he currently serves as managing director and senior advisor. He is a director of Chancellor/Beacon Academies, an operator of charter and for-profit elementary schools; Coventry Health Care, Inc., a multi-market health maintenance organization; 4GL School Solutions which finds data-driven solutions for school management; Scientific Learning Corporation, a computerized special education training company; and Transkaryotic Therapies, Inc., a gene therapy company. He is a trustee of the Taft School and a member of the Overseers Committee on University Resources, Harvard College. Mr. Moorhead holds a Masters of Business Administration degree from Harvard Business School and a Bachelor of Arts in Economics degree from Harvard University.

Michael R. Walker is Chairman of the Board of Trustees of ElderTrust. He also is the founder, Chairman and Chief Executive Officer of Genesis Health Ventures, Inc. ("Genesis"), a nationwide supplier of ancillary services to the long term care industry, including pharmacy, medical equipment/supplies, rehabilitation therapy, diagnostic testing, bulk purchasing, hospitality, physician and consulting services. In the Eastern US, Genesis is also a leading provider of eldercare skilled nursing and assisted living services. Genesis' 46,000 employees deliver ancillary services and provide eldercare to over 500,000 elders daily. Genesis' revenues exceeded $2.5 billion in 2001. From October 1997 to October 2001, Mr. Walker also served as Chairman of the Board and Chief Executive Officer of The Multicare Companies, Inc., formerly a 43.6% owned non-consolidated subsidiary of Genesis ("Multicare"). In June 2000, Genesis and Multicare filed for protection under Chapter 11 of the U.S. Bankruptcy Code. In October 2001, Genesis announced that it, along with Multicare, had successfully completed their reorganization and had emerged from bankruptcy. Genesis also announced that upon the acceptance of the reorganization plan Multicare became a wholly owned subsidiary of Genesis. In addition to his corporate responsibilities, Mr. Walker chairs the Alliance for Quality Nursing Home Care, a coalition of the top fourteen long term care providers, which has lobbied for and gained nearly $5 billion in Medicare funding. Mr. Walker holds a master of business administration degree from Temple University and bachelor of arts in business administration degree from Franklin and Marshall College.

Harold L. Zuber, Jr., a trustee of ElderTrust since April 2001, Mr. Zuber has served as Executive Vice President and Chief Financial Officer of Teleflex Incorporated since 2000. With revenues of nearly $2.0 billion, Teleflex manufactures products and provides services for the automotive, marine, industrial, medical and aerospace markets worldwide. From 1990 to 2000, Mr. Zuber was Vice President and Chief Financial Officer of Teleflex. He holds a Bachelor of Science degree from Clarion University.

Executive Officers Who are Not Trustees

John H. Haas has served as Vice President and Chief Operating Officer of ElderTrust since January 2000. From May 1998 to December 1999, Mr. Haas served as a consultant to ElderTrust. From September 1994 to February 1998, Mr. Haas was the Vice President, Secretary and General Counsel of Senior Campus Living, LLC, a continuing care retirement community developer and operator. He previously served of counsel to the Baltimore-based law firm of Hodes, Ulman, Pessin & Katz, and earlier, as Executive Vice President and Chief Operating Officer of McCormick Properties, Inc. before its sale by its parent, McCormick & Company, Inc., the specialty food and spice company. Mr. Haas serves as an adjunct instructor in the Masters of Science in Real Estate at Johns Hopkins University and has taught seminars for commercial real estate lenders and governmental agencies. He holds a Juris Doctor degree from the University of Baltimore School of Law and a Bachelor of Arts degree from the University of Connecticut.

Board Meetings and Committees

During 2001, the board of trustees of ElderTrust held four regular meetings and one special meeting. For the 2001 period, no incumbent trustee attended fewer than 75 percent of the aggregate of (A) the total number of meetings held by the board of trustees held during the period for which he has been a trustee and (B) the total number of meetings held by all committees of the board of trustees on which the trustee served during the period that he served.

ElderTrust has the following board committees:

Audit Committee. The current members of the audit committee are Messrs. Foos, Moorhead and Zuber. Mr. Foos chairs the audit committee. Under the written audit committee charter adopted by the Board of Trustees, the primary function of the audit committee is to assist the Board of Trustees in fulfilling its oversight responsibilities by reviewing (A) the financial reports and other financial information provided by ElderTrust to governmental bodies or to the public, (B) ElderTrust's systems of internal controls regarding finance, accounting, legal compliance and ethics that management and the Board have established and (C) ElderTrust's auditing, accounting and financial reporting processes generally. The audit committee held three meetings during 2001. The board of trustees believes that each of the current members of the audit committee is an "independent" trustee within the meaning of applicable rules of the New York Stock Exchange.

Compensation Committee. The compensation committee was combined with the share option committee in May 2001. Prior to the combination of the two committees, the members of the compensation committee were Messrs. Walker and Moorhead. Mr. Moorhead served as chairman of the compensation committee. The compensation committee had the authority (A) to determine compensation for ElderTrust's executive officers and (B) to review and make recommendations concerning proposals by management with respect to compensation, bonuses, employment agreements and other benefits and policies for ElderTrust's executive officers. The compensation committee held one meeting during 2001.

Share Option Committee. The share option committee was combined with the compensation committee in May of 2001. Prior to the combination of the two committees, the members of the share option committee were Messrs. Foos and Moorhead. Mr. Foos served as chairman of the share option committee. The share option committee had the authority to take all actions and make all determinations, including the grant of options, distribution equivalent rights and share awards, under ElderTrust's share option and incentive plans. The share option committee held two meetings during 2001.

Compensation and Share Option Committee. The compensation and share option committees were combined in May 2001. The members of the compensation and share option committee are Messrs. Moorhead and Foos. Mr. Moorhead serves as chairman of the compensation and share option committee. The compensation and share option committee did not meet during 2001.

Asset Management Committee. The current members of the asset management committee are Messrs. McCreary, Zuber and Foos. Mr. McCreary chairs the asset management committee. The asset management committee has the authority to take all actions in connection with the Company's assets and asset transactions. The asset management committee held one meeting during 2001.

Audit Committee Report

The audit committee has received and reviewed the disclosures in the letter from the independent public accountants required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with the independent public accountants that firm's independence from ElderTrust. The audit committee has also discussed with the independent public accountants the matters required to be discussed by the Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

The audit committee has reviewed and discussed the audited financial statements for the year ended December 31, 2001 and related matters with management and ElderTrust's independent public accountants and reviewed such accounting and auditing issues concerning ElderTrust and its subsidiaries and affiliates as the audit committee deemed appropriate. Based on these discussions and reviews, the audit committee has recommended to the board of trustees that the audited financial statements for the year ended December 31, 2001 be included in ElderTrust's Annual Report on Form 10-K for the year ended December 31, 2001 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

John G. Foos, Chairman
Rodman W. Moorhead, III
Harold L. Zuber, Jr.

Nominations by Shareholders

The entire board of trustees acts as a nominating committee for selecting the board of trustees' nominees for election as trustees and has made its nominations for the annual meeting. The bylaws of ElderTrust require that shareholder nominations for trustees be made pursuant to timely notice in writing to the Secretary of ElderTrust. To be timely, notice must be delivered to the principal executive offices of ElderTrust not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the first anniversary of the preceding year's annual meeting. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the shareholder to be timely must be delivered not earlier than the close of business on the 90th day prior to the annual meeting and not later than the close of business on the later of the 60th day prior to the annual meeting or the tenth day following the day on which public announcement of the date of the annual meeting is first made by ElderTrust. A shareholder's notice of nomination must set forth certain information specified in ElderTrust's bylaws concerning each person the shareholder proposes to nominate for election and the nominating shareholder. Under the bylaws, shareholder nominations for the annual meeting were required to be received not later than the close of business on March 25, 2002 nor earlier than the close of business on February 21, 2002. No such nominations were received. ElderTrust's bylaws provide that no person may be elected as a trustee unless nominated in accordance with the procedures set forth in the bylaws.

Compensation of Trustees

Non-employee trustees of ElderTrust receive a $10,000 annual retainer, a $1,000 attendance fee for regularly scheduled board meetings and a $500 attendance fee for committee meetings and telephonic meetings of the board. ElderTrust also reimburses its trustees for travel expenses incurred in connection with attending meetings of the board of trustees and committee meetings.

Non-employee trustees of ElderTrust are also eligible to participate in ElderTrust's share option and incentive plans. In March 2001, each of ElderTrust's non-employee trustees, including Messrs. Walker, Foos and Moorhead, received ten-year options for 2,000 shares each at an exercise price of $3.50 per share. In April 2001, Mr. Zuber, a non-employee trustee received a ten-year option for 2,000 shares at an exercise price of $4.02 per share. All options granted to non-employee trustees in 2001 vest immediately.

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Executive Compensation

The following table sets forth the cash and other compensation paid by ElderTrust for 2001, 2000 and 1999 to each person who served as an executive officer of ElderTrust during 2001.

Summary Compensation Table

		Annual Compensation		Long-Term Compensation/ Awards	
Name and Principal Position(s)	Year	Salary ($)	Bonus ($)	Common Shares Underlying Options (#)	All Other Compensation ($)
D. Lee McCreary, Jr.	2001	$ 297,300	$ 0 (1)	25,000	$ 19,100 (2)
President, Chief	2000	235,600	500,000 (3)	250,000	51,700
Executive Officer, Chief Financial Officer, Treasurer and Secretary	1999	162,700	0	225,000	58,200
John H. Haas	2001	215,300	30,000	10,000	6,500 (4)
Vice President and	2000	192,300	0	25,000	0
Chief Operating Officer	1999	N/A	N/A	N/A	N/A

---

(1) In view of the bonus Mr. McCreary received for 2000, the uncertainties created by the then pending Genesis/Multicare bankruptcy proceedings and the desirability of preserving cash to pay-down debt, the compensation committee determined in April 2001 that, rather than being eligible to receive an annual bonus, Mr. McCreary would be eligible instead to receive a bonus of up to 50% of base compensation covering 2001 and 2002, the exact amount of which would not be determined until April 2003. As a result of the foregoing, no bonus amount has yet been awarded or paid to Mr. McCreary for services rendered in 2001. See "Report on Executive Compensation."

(2) Represents (a) $12,600 earned on distribution equivalent rights for a total of 40,000 common shares held by Mr. McCreary at December 31, 2001 and (b) 2001 contributions of $6,500 made by ElderTrust to Mr. McCreary's account under the Simple IRA Retirement Plan maintained by ElderTrust for its employees.

(3) Includes a $300,000 bonus paid in 2000 for services rendered in 2000 and a $200,000 bonus paid in 2000 for services rendered in 1999.

(4) Represents 2001 contributions of $6,500 made by ElderTrust to Mr. Haas' account under the Simple IRA Retirement Plan maintained by ElderTrust for its employees.

Option Grants

The following table contains information with respect to share options granted in 2001 to each of ElderTrust's executive officers.

Option Grants In Last Fiscal Year

Name	Common Shares Underlying Options Granted	% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Share Price Appreciation for Option Term 5% ($)	10% ($)
Qualified Stock Options:						
D. Lee McCreary, Jr.	25,000	71.4%	$4.18	04/27/11 (1)	$ 65,700	$ 166,600
John H. Haas	10,000	28.6	4.18	04/27/11 (1)	26,300	66,600

(1) These options vest 1/3 on each of the first three anniversaries of the date of grant. The vesting of these options will accelerate upon a change in control of ElderTrust. For this purpose, a change in control of ElderTrust includes (A) a person becoming the beneficial owner of 50% or more of the voting power of the outstanding securities of ElderTrust, (B) a change in a majority of the board of trustees during any two-year period other than resulting from mandatory retirement, death or disability of one or more trustees, (C) a merger or consolidation of ElderTrust if shareholders of ElderTrust own less than 80% of the equity of the surviving entity or its parent, (D) the sale of all or substantially all of the assets of ElderTrust, (E) any person commences a tender offer to acquire beneficial ownership of 50% or more of the outstanding voting shares of ElderTrust unless the board of trustees determines that such action does not constitute a change in control or (F) a change of control of ElderTrust of a type required to be disclosed under the federal proxy rules.

Option Exercises and Holdings

The following table sets forth information concerning each exercise of share options during 2001 by each of the named executive officers, and the number of common shares underlying unexercised options at year-end 2001 and the 2001 year-end value of all unexercised in-the-money options held by the named executive officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Common Shares Underlying Unexercised Options (#) Exercisable	Unexercisable	Value of Unexercised In-the-Money Options ($) (1) Exercisable	Unexercisable
D. Lee McCreary, Jr.	166,666	$ 998,330	183,334	200,000	$ 259,418	$ 836,608
John H. Haas	10,000	59,000	5,000	20,000	27,250	104,700

(1) Represents the fair market value of a common share on December 31, 2001 less the option exercise price times the number of option shares.

Employment Agreement

ElderTrust has entered into an employment agreement with D. Lee McCreary, Jr. dated October 13, 1999, under which Mr. McCreary serves as ElderTrust's President and Chief Executive Officer. The initial term of the employment agreement is three years, subject to annual renewals commencing on October 13, 2002, unless earlier terminated. Mr. McCreary's initial annual base salary under the employment agreement was $200,000, effective July 29, 1999, when he began serving as acting president and chief executive officer of ElderTrust. The annual base salary is subject to increase on an annual basis by the board of trustees. Effective May 1, 2001, Mr. McCreary's base salary is $325,000. Mr. McCreary also is entitled to receive incentive compensation in the form of share options and bonuses as determined by the share option and compensation committee of the board of trustees.

Mr. McCreary's employment may be terminated by ElderTrust (a) upon 15 days' notice for cause by a two-thirds vote of the entire board of trustees or (b) upon 90 days' notice without cause by a two-thirds vote of the entire board of trustees. Mr. McCreary may terminate his employment on 90 days' notice if (a) ElderTrust terminates by a two-thirds vote of the entire board of trustees the automatic extension of the term of his employment agreement, (b) ElderTrust assigns duties to him that are inconsistent with his status with ElderTrust or substantially alters the nature or status of his responsibilities, (c) ElderTrust reduces his base salary under his employment agreement, (d) ElderTrust relocates his principal place of employment or relocates the principal office or corporate headquarters to a location 35 miles or more from his current principal place of employment, (e) there is a change in control of ElderTrust, (f) a material failure on the part of ElderTrust to comply with any of the provisions of the employment agreement, (g) any termination of his employment for reasons other than death, disability or cause or the termination by the board of trustees of the automatic extension of the term of his employment agreement or (h) the commencement by of a proceeding seeking the liquidation, reorganization, dissolution or winding-up of ElderTrust or its subsidiaries or the appointment of a bankruptcy trustee or receiver for ElderTrust or its subsidiaries.

If ElderTrust terminates Mr. McCreary's employment without cause, or Mr. McCreary terminates his employment agreement as described above, Mr. McCreary would be entitled to a severance payment equal to three times his average annual base salary for the preceding three years, or, if less, over the expired term of his employment agreement, plus the average annual value as of the date of grant of his share options vesting in a fiscal year and the value of his dividend equivalent rights credited to his account in the fiscal year immediately preceding his termination, provided that the value attributed to such share options and distribution equivalent rights shall not exceed 50% of his average annual base salary for the three-year period preceding the termination of his employment agreement. All share options, awards and similar equity rights, if any, also would vest and become exercisable immediately prior to his termination and remain exercisable through their original terms. Following termination of his employment agreement for any reason, other than for cause or upon Mr. McCreary's death, ElderTrust would maintain in full force and effect, for the greater of two years or the remaining term of the employment agreement, all employee benefit plans and programs to which Mr. McCreary was entitled prior to his termination.

If Mr. McCreary becomes disabled for a period of twelve months or for periods aggregating more than twelve months in any 24-month period, ElderTrust may terminate Mr. McCreary's employment upon 30 days' notice and payment of any unpaid portion of his salary, bonus and benefits up to the last day of the month of his termination. Upon Mr. McCreary's death, his heirs would be entitled to receive the unpaid portion of his salary, bonus and accrued benefits through the last day of the month of his death. Upon the death or disability of Mr. McCreary, all distribution equivalent rights and share options would become fully vested.

Report on Executive Compensation

For 2001, the compensation committee made salary and bonus decisions for ElderTrust's chief executive officer and the chief executive officer was delegated the authority to fix the salary and bonus of ElderTrust's other executive officer. The share option committee administered ElderTrust's share option and incentive plans. The compensation committee held one meeting in 2001 and the share option committee held two meetings in 2001. The compensation committee and the share option committee were combined in May 2001. The combined compensation and share option committee did not hold any meetings in 2001.

In general, ElderTrust's compensation policies and practices with respect to executive officers are designed and implemented to motivate and retain senior executives. Total compensation is currently divided into three primary components: base salary, bonuses and share options.

ElderTrust uses its share option and incentive plans as a long-term incentive plan for executive officers and key employees. The objectives of the share option and incentive plans are to align the long-term interests of executive officers and shareholders by creating a direct link between executive compensation and shareholder return, and to enable executives to develop and maintain a long-term equity interest in ElderTrust.

In April 2001, the compensation committee adopted a policy providing for an annual review of Mr. McCreary's salary in April of each year. At that time, that compensation committee would set Mr. McCreary's salary for the year beginning May 1 of that year. In connection with its determination of Mr. McCreary's salary for 2001, the compensation committee reviewed published annual compensation information for healthcare REIT executives, including base compensation, bonuses and stock option awards. Based upon this information and the inflation-adjusted amount paid to Mr. McCreary's predecessor, the compensation committee set a base compensation level of $325,000 for Mr. McCreary beginning May 1, 2001.

Based on a review of the healthcare REIT industry data, the compensation committee also established a bonus structure for Mr. McCreary of up to 50% of base compensation. However, in view of the bonus Mr. McCreary received for 2000, the uncertainties created by the then pending Genesis/Multicare bankruptcy proceedings and the desirability of preserving cash to pay-down debt, the compensation committee determined that, rather than being eligible to receive an annual bonus, Mr. McCreary would be eligible instead to receive a bonus of up to 50% of base compensation covering 2001 and 2002, the exact amount of which would not be determined until April 2003. As a result of the foregoing, no bonus amount has yet been awarded or paid to Mr. McCreary for services rendered in 2001.

In April 2001, Mr. McCreary was delegated the authority to fix the base salary and bonus for ElderTrust's other executive officer. Pursuant to this delegated authority, in April 2001, Mr. McCreary fixed Mr. Haas' annual salary at $225,000 for the 12-month period beginning May 2001. Subsequently, Mr. Haas was awarded a $30,000 bonus for his individual performance through April 30, 2001.

In April 2001, the share option committee granted Mr. McCreary a share option for 25,000 shares. At that time, the share option committee granted Mr. Haas a share option for 10,000 shares as recommended by Mr. McCreary. In each case, the per share option exercise price equaled fair market value on the date of grant. The share option committee awards common stock grants based, in part, on the performance of the company.

Generally, Section 162(m) of the Internal Revenue Code of 1986, as amended, denies deduction to any publicly held company, such as ElderTrust, for certain compensation exceeding $1,000,000 paid to the Chief Executive Officer and the four other highest paid executive officers. Certain "performance-based compensation" is excluded from this $1,000,000 cap. At this time, none of ElderTrust's executive officer's compensation subject to the deductibility limits exceeds $1,000,000. In the compensation committee's view, ElderTrust is not likely to be affected by the nondeductibility rules in the near future.

COMPENSATION COMMITTEE

Rodman W. Moorhead, III, Chairman
Michael R. Walker

SHARE OPTION COMMITTEE

John G. Foos, Chairman
Rodman W. Moorhead, III

Compensation Committee Interlocks and Insider Participation

During 2001, Messrs. Moorhead and Walker served on the compensation committee. In addition to serving as Chairman of the Board of Trustees of ElderTrust, Mr. Walker serves as Chairman of the Board and Chief Executive Officer of Genesis, ElderTrust's principal tenant.

2001 transactions with Genesis were as follows:

In June 2000, Genesis and Multicare, formerly a 43.6% owned non-consolidated subsidiary of Genesis and a borrower of ElderTrust Operating Limited Partnership, ElderTrust's operating partnership subsidiary ("Operating Partnership"), filed for protection under Chapter 11 of the United States Bankruptcy Code. During 2000, the Company, Genesis and Multicare and Genesis and Multicare's major creditors negotiated agreements to restructure their debt and lease obligations with the Company. The agreements were approved by the U.S. Bankruptcy Court on January 4, 2001 and were consummated on January 31, 2001.

Under the more significant terms of the agreement with Genesis:

(1) Twenty-one of the then existing twenty-three lease agreements between Genesis subsidiaries and ElderTrust, continued in effect in accordance with their terms, except as provided below:

- Two leases were modified to reduce combined rents for the properties by $745,000 per year;
- One lease was modified to create an early termination right commencing on December 31, 2002; and
- One lease was modified to permit the Company to terminate the lease during 2001 without penalty if the current tenant is unable to achieve occupancy targets specified by loan documents secured by property. The lease remains in effect.

(2) Two leases (Windsor Office Building and Windsor Clinic/Training facility) were terminated when the two properties subject to the leases were sold to Genesis for $1.25 million; such amount being paid through an increase in the notes receivable described in (4) below;

(3) An $8.5 million loan previously guaranteed by the Company and owed to Genesis by ET Sub-Meridian Limited Partnership, L.L.P. ("ET Sub-Meridian") an unconsolidated subsidiary of the Company in which the Operating Partnership holds a 99% limited partnership interest and Mr. McCreary through an entity of which he is the sole member holds the 1% general partner interest, was conveyed to the Company in a manner to effect an $8.5 million reduction in amounts owed to the Company by Genesis;

(4) The maturity date for three loans (Oaks, Coquina and Mifflin) made by the Company to Genesis and affiliated entities with unpaid principal balances

totaling approximately $7.5 million at June 30, 2000 (after taking into account the aforementioned $1.25 million increase and $8.5 million reduction) were extended to June 30, 2002 at the rates in effect prior to the Genesis bankruptcy filing (These loans were repaid by Genesis in December 2001). In addition, the asset transfer agreements were terminated; and

(5) The maturity date and interest rate for one loan (Harbor Place) with a principal balance of approximately $4.8 million made by the Company to an entity in which Genesis owns a 100% limited partner interest was extended to May 31, 2002 at a 10% interest rate, an increase of 0.5% (This loan was repaid by Genesis in December 2001).

Under the terms of the agreement with Multicare, the Company acquired three properties secured by three loans (Lehigh, Berkshire and Sanatoga) with outstanding principal amounts totaling approximately $19.5 million, and having a net book value of $12.5 million, at December 31, 2000, in exchange for the outstanding indebtedness. The Company has leased these properties to subsidiaries of Genesis for an initial lease term of 10 years, with two five-year renewal options. The Company had no other transactions with Multicare.

In October 2001, Genesis announced that it, along with Multicare, had successfully completed their reorganization and had emerged from bankruptcy. Genesis also announced that upon the acceptance of the reorganization plan Multicare became a wholly owned subsidiary of Genesis.

During 2001, ElderTrust, through the Operating Partnership, leased twelve properties to Genesis under percentage and minimum rent leases, each for an initial ten-year period with two five-year renewals. Genesis also leased space under a fixed rent lease in one medical office building. The terms of this lease are for up to five years, subject to renewal. Additionally, Genesis managed one property leased by the Company to an unrelated third party. The Company received lease payments of $7.6 million in 2001 on properties leased to or managed by Genesis.

In addition to the foregoing transactions, during 2001, the Company had loans outstanding to Genesis totaling approximately $12.2 million. These loans were repaid by Genesis in December 2001. The proceeds from these loan repayments were used by the Company to reduce the balance outstanding under its credit facility. Interest income recorded by the Company during 2001 on the loans repaid by Genesis in December 2001 totaled $1.3 million. The largest amount of this indebtedness outstanding at any time during 2001 was $19.6 million.

At December 31, 2001, the Company also leased six properties under minimum rent leases to entities in which Genesis accounts for its investment using the equity method of accounting. The Company received lease payments of $7.1 million in 2001 from these Genesis equity investees.

At December 31, 2001, ET Sub-Meridian subleased seven properties to Genesis under minimum rent leases, each for an initial ten-year period with a ten-year renewal option. ET Sub-Meridian received sublease payments of $9.9 million in 2001 from Genesis. The Company recorded $2.1 and $0.6 million in interest income for the year ended

December 31, 2001 related to the two notes payable from ET Sub-Meridian. The notes payable have principal amounts of $17.6 million and $8.5 million and bear interest at 12% and 8%, respectively. The largest amount of this indebtedness outstanding at any time during 2001 was $26.1 million. The amount of indebtedness outstanding at February 28, 2002 was $26.1 million.

The Company, through the Operating Partnership, has a 99% non-managing member interest in ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC, each of which owns a single assisted living facility. The 1% managing member interest in these entities is owned by a limited liability company of which Mr. McCreary is the sole member. The facilities are leased by unconsolidated subsidiaries of Genesis under minimum rent leases, with initial terms of ten years and a ten-year renewal option. ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC received aggregate lease payments of $3.1 million in 2001 from these Genesis equity investees. ET Sub-Cabot Park and ET Sub-Cleveland Circle have subordinated demand loans in the aggregate amount of $3.1 million payable to the Company at December 31, 2001 bearing interest at 12%. The Company recorded $381,000 in interest income during 2001 on these demand loans. The largest amount of this indebtedness outstanding at any time during 2001 was $3.1 million. The amount of indebtedness outstanding at February 28, 2002 was $3.1 million. In addition to these demand loans, ET Sub-Cabot Park, LLC and ET Sub-Cleveland Circle, LLC have loans payable to ET Capital Corp aggregating $3.2 million at December 31, 2001. These loans mature at various dates from April 2008 to December 2011 and bear interest at 14% with interest and principal payable monthly. The Company has a 95% nonvoting equity interest in ET Capital Corp. The voting 5% equity interest in ET Capital Corp. is owned by Mr. McCreary.

Performance Graph

The following graph compares the cumulative total shareholder return on ElderTrust's common shares since January 27, 1998, the date ElderTrust's common shares began trading on the New York Stock Exchange, with the cumulative total shareholder return from January 27, 1998 through December 31, 2001 of (A) the NAREIT Equity REIT Index for all REITs and (B) the NAREIT Health Care Equity REIT Index. The comparison assumes $100 was invested on January 27, 1998 in ElderTrust common shares and in each of the indices and assumes reinvestment of distributions. ElderTrust suspended the payment of cash distributions to its shareholders in the third quarter of 2000.

Total Shareholder Return



140
130
120
110
100
90
80
70
60
50
40
30
20
10
0
Index Value
01/27/98
12/31/98
12/31/99
12/31/00
12/31/01
ElderTrust
NAREIT All Equity REIT Index
NAREIT Health Care Equity REIT Index

	NAREIT Equity REIT Index (all REITs)	NAREIT Health Care Equity REIT Index	ElderTrust
January 27, 1998	$100	$100	$100
December 31, 1998	85	83	69
December 31, 1999	81	63	46
December 31, 2000	103	79	23
December 31, 2001	117	120	67

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires ElderTrust trustees, officers and beneficial owners of more than 10% of ElderTrust's outstanding equity securities to file with the SEC initial reports of ownership of ElderTrust's equity securities and to file subsequent reports when there are changes in such ownership. Based on a review of reports submitted to ElderTrust for 2001, ElderTrust believes that all Section 16(a) filing requirements for that year applicable to such persons were complied with on a timely basis, except for Mr. Moorhead who was one day late in filing a report relating to a share option award.

Certain Relationships and Related Transactions

ElderTrust, through the Operating Partnership, has a nonvoting 95% equity interest in ET Capital Corp. The voting 5% equity interest in ET Capital is owned by Mr. McCreary. Mr. McCreary is the sole director of ET Capital. In addition, Mr. McCreary is President, Secretary and Treasurer of ET Capital. The Company has made an aggregate of $9.2 million of loans to ET Capital, the proceeds of which have been used by ET Capital to partially fund its investments. Of these loans, $5.9 million bear interest at a weighted average rate of 12.1% and $3.3 million bear interest at 15.0%. The largest amount of indebtedness outstanding at any time during 2001 was $9.2 million. The amount of indebtedness outstanding at February 28, 2002 was $9.2 million. Of the indebtedness owed by ET Capital to the Company, $5.9 million relates to two demand loans made in 1998 by the Company to ET Capital to partially fund ET Capital's investment in a $7.8 million second trust mortgage note executed by The AGE Institute of Florida ("AGE"). ET Capital acquired the AGE second trust mortgage note from Genesis in two separate transactions during 1998. During 2000, AGE ceased making interest payments on its second trust mortgage note to ET Capital and, as a result, ET Capital ceased making interest payments on the corresponding $5.9 million of demand loans made by the Company to ET Capital. During 2000, the Company recorded a $5.9 million bad debt allowance with respect to these demand loans. During 2001, the Company recorded $0.8 million of interest income on the notes receivable from ET Capital.

For a description of other transactions involving ElderTrust and its trustees, see "Compensation Committee Interlocks and Insider Participation."

SECURITIES OWNED BY MANAGEMENT AND PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to beneficial ownership of ElderTrust common shares, including common shares that may be issued in exchange for units of limited partnership of the ElderTrust Operating Limited Partnership presented for redemption and upon exercise of options exercisable within 60 days, for (a) each trustee and executive officer of ElderTrust, (b) each person believed by management to beneficially own more than 5% of the outstanding common shares and (c) all trustees and executive officers as a group. The information is as of February 28, 2002. Except as indicated below, each person has sole voting and investment power. There were 77 shareholders of record of the Company's common shares as of March 28, 2002. The number of shareholders of record does not include an indeterminate number of shareholders whose shares are held by brokers in "street name." Management believes there are approximately 4,000 beneficial shareholders of the Company's common shares.

Name of Beneficial Owner	Number of Common Shares	Units of Limited Partnership of the Operating Partnership	Common Share Options	Total	Percent of All Common Shares
Michael R. Walker Chairman of the Board	345,666	170,622 (1)	174,000	690,288 (1)	8.6% (1)
D. Lee McCreary, Jr. President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Trustee	205,094	12,000	196,667	413,761	5.5
George Weaver Haywood c/o Cronin & Vris, LLP 380 Madison Avenue 24th Floor New York, NY 10017	400,500	–	–	400,500	5.5
North Star Partners, L.P. and Andrew R. Jones (2) 61 Wilton Road Westport, CT 06880	389,900	–	–	389,900	5.3
Harold L. Zuber, Jr. Trustee	160,700	–	2,000	162,700	2.2
Rodman W. Moorhead, III Trustee	37,500	–	31,500	69,000	*
John G. Foos Trustee	7,000 (3)	–	20,000	27,000	*
John H. Haas Vice President and Chief Operating Officer	10,000	–	13,333	23,333	*
All trustees and executive officers as a group (6 persons)	765,960	182,622	437,500	1,386,082	17.4

* Less than one percent.

(1) Mr. Walker owns a total of 228,416 units, of which 62,566 units are owned by him directly and 165,850 are owned indirectly through a corporation of which he is the principal stockholder and the sole officer. Under the Internal Revenue Code of 1986, as amended, to qualify and maintain qualification a real estate investment trust for federal income tax purposes, no more than 50% in number or value of the ElderTrust's common shares may be owned, directly or indirectly, by five or fewer individuals. Primarily to facilitate compliance with this requirement, ElderTrust's declaration of trust contains an ownership limit that prohibits, directly or by virtue of the attribution provisions of the Internal Revenue Code, ownership of more than 8.6% of the issued and outstanding common shares, unless a waiver of the ownership limit is granted by the Board of Trustees. Absent a waiver by the Board of Trustees, common shares acquired or held in

violation of the ownership limit will be transferred to a trust for the exclusive benefit of a designated charitable beneficiary, and the shareholder's rights to any distributions and to vote the shares would terminate. For purposes of the ownership limit, common shares issuable upon redemption of units are not deemed to be outstanding until issued upon redemption of the corresponding units. In addition, under the partnership agreement of ElderTrust Operating Limited Partnership, a partner may not redeem his or her units if the delivery of common shares would be prohibited under the ElderTrust declaration of trust. If Mr. Walker were to redeem all the units held or controlled by him, under the ownership limit (based on his ownership of other common shares and options) he could receive only 170,622 common shares upon redemption of such units, unless the Board of Trustees were to grant him a waiver of the ownership limit. Accordingly, the 57,794 common shares issuable upon redemption of units owned by him which are in excess of the number of common shares that he could acquire under the ownership limit without a Board waiver are excluded from the common shares reported as beneficially owned by him.

(2) The Schedule 13G of North Star Partners L.P. and Mr. Jones, dated February 1, 2002, states that each of the reporting persons has shared voting power and shared dispositive power over the entire number of these shares.

(3) Includes 1,500 common shares owned by Mr. Foos' spouse and 1,500 shares owned by a family partnership, of which Mr. Foos serves as the investment advisor/manager.

INDEPENDENT PUBLIC ACCOUNTANTS

The board of trustees has appointed KPMG LLP to act as the Company's independent public accountants for 2002. Representatives of KPMG LLP will be present at the annual meeting. They will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

KPMG LLP's fees for providing services to ElderTrust in 2001 were as follows:

Audit Fees

Audit fees billed for services rendered during 2001, including the review of quarterly financial statements, were $110,500.

Financial Information Systems Design and Implementation Fees

None.

Other Fees

The audit committee of the board of trustees has considered whether the provision of the foregoing non-audit services by KPMG LLP is compatible with maintaining KPMG LLP's independence.

Audit fees billed for services rendered in connection with ET Sub-Meridian's annual audit of 2001 and 2000 financial statements were $8,000. ElderTrust included separate audited financial statements of ET Sub-Meridian, as required by the Securities and Exchange Commission rules and regulations, regulation S-X, rule 210.3-09, in ElderTrust's annual report on Form 10-K for the year ended December 31, 2001.

In addition, ElderTrust was billed approximately $3,750 in other fees from KPMG, LLP for services performed in 2001, which related to the year 2000.

DATE FOR SUBMISSION OF SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2003 annual meeting must be received by ElderTrust no later than December 20, 2002 pursuant to the proxy soliciting rules of the SEC in order to be considered for inclusion in ElderTrust's proxy statement and form of proxy relating to the 2003 annual meeting. Nothing in this paragraph shall be deemed to require ElderTrust to include in its proxy statement and proxy relating to the 2003 annual meeting any shareholder proposal which may be omitted from its proxy materials pursuant to applicable regulations of the SEC in effect at the time such proposal is received.

Pursuant to ElderTrust's bylaws, any shareholder who intends to present a proposal for action at the 2003 annual meeting also must have delivered notice to the principal executive offices of ElderTrust not later than the close of business on March 25, 2003 nor earlier than the close of business on February 22, 2003; however, if the date of the 2003 annual meeting is advanced by more than 30 days or delayed by more than 60 days from May 23, 2003 notice by the shareholder to be timely must be delivered not earlier than the close of business on the 90th day prior to the 2003 annual meeting and not later than the close of business on the later of the 60th day prior to the 2003 annual meeting or the tenth day following the day on which public announcement of the date of the 2003 annual meeting is first made by ElderTrust.

OTHER BUSINESS TO BE TRANSACTED

The board of trustees does not know of any other matters to be presented for action by the shareholders at the annual meeting. If, however, any other matters not now known are properly brought before the meeting, the persons named in the accompanying proxy will vote such proxy in accordance with the determination of a majority of the board of trustees.

By Order of the Board of Trustees

/s/ D. Lee McCreary, Jr.

D. Lee McCreary, Jr.
President, Chief Executive
Officer, Chief Financial Officer,
Treasurer and Secretary

Kennett Square, Pennsylvania
April 22, 2002

Corporate Information

Trustees

Executive Officers

D. Lee McCreary, Jr.
President, Chief Executive Officer and
Chief Financial Officer—ElderTrust

John H. Haas
Vice President and Chief Operating
Officer—ElderTrust

2002 Shareholders' Meeting

May 23, 2002 at 10:00 a.m. (ET)
The Hotel DuPont
11th & Market Streets
Wilmington, DE 19801

Company Web Site

www.eldertrust.com

Shareholder Information and 2001 Form 10-K

A shareholder may receive, without charge, a copy of ElderTrust's 2001 Form 10-K Annual Report filed with the Securities and Exchange Commission by written request addressed to Investor Relations at the corporate headquarters address.

Corporate Counsel

Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington, D.C. 20004

Independent Auditors

KPMG LLP
1660 International Drive
McLean, VA 22102

Registrar & Transfer Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
www.melloninvestor.com
Toll free: 1-800-370-1163

Common Stock Listing

New York Stock Exchange
Symbol: ETT

Member

National Association of Real Estate
Investment Trusts, Inc. (NAREIT)

Corporate Headquarters

ElderTrust
101 East State Street
Suite 100
Kennett Square, PA 19348
Toll free: 1-888-234-7348

Designed by Curran & Connors, Inc. / www.curran-connors.com

ElderTrust
101 East State Street
Suite 100
Kennett Square, PA 19348

T 888.234.REIT
T 610.925.4200
F 610.925.4351

www.eldertrust.com